                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ___________

                                  FORM 20-F/A
                                Amendment No. 1

     (Mark One)
     [X] Registration statement pursuant to Section 12(b) or 12(g) of the
            Securities Exchange Act of 1934; or
     [_] Annual report pursuant to Section 13 or 15(d) of the Securities
            Exchange Act of 1934
               For the fiscal year ended _______ ; or
     [_] Transition report pursuant to Section 13 or 15(d) of the Securities
            Exchange Act of 1934
               For the transition period from _________ to _________ Commission file number _________

                         SECURITY CAPITAL U.S. REALTY
             (Exact name of registrant as specified in its charter)

                           Grand Duchy of Luxembourg
                (Jurisdiction of Incorporation or Organization)

                              25b, boulevard Royal
                               L-2449 Luxembourg
                    (Address of Principal Executive Offices)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:

                           American Depositary Shares
                                (Title of Class)

       Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                     None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
            American Depositary Receipts: 0 as of 21 May 1999
            Shares:  173,123,743 as of 21 May 1999

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                     Yes ________     No  ________     N/A

Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17        Item 18   X
                                  -----          -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                     Yes ________     No  ________     N/A

     For a description of the defined terms used in this Form 20-F, please read the "Glossary" located in Part III.

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

                                 INTRODUCTION

     SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. For a description of SC-U.S. Realty's strategic investment positions, see "--SC-U.S. Realty's Operating Strategy--Strategic Investment Positions" below and for a more detailed description of SC-U.S. Realty's operating strategy, including how it adds value to real estate operating companies, see "--SC-U.S. Realty's Operating Strategy" below. SC-U.S. Realty's primary capital deployment objective is to take a pro-active ownership role in businesses that it believes can potentially generate above-average rates of return. SC-U.S. Realty believes there are significant value creation opportunities in the multi-trillion dollar U.S. real estate industry, as investors shift from traditional, direct, private forms of ownership to indirect ownership through REITs whose securities are traded on major stock exchanges. As of 31 December 1998 SC-U.S. Realty's strategic investments had a combined market capitalisation of approximately $8.6 billion.

     The offices of SC-U.S. Realty are located at 25b, boulevard Royal, L-2449 Luxembourg and its telephone number is 011 (352) (4637561).

Strategy

     SC-U.S. Realty seeks to maximise its Shareholders' returns primarily by acquiring and managing significant strategic investment positions in real estate operating companies based in the United States. SC-U.S. Realty seeks to identify potential strategic investment positions through rigorous fundamental research focused on the U.S. real estate industry, business niches and specific companies. By investing substantial capital and obtaining a combination of various board and board committee representation, consultation rights, approval rights and other rights, SC-U.S. Realty seeks to influence and oversee the development and implementation of a long-term focused operating strategy and value-added operating system for each of its strategic investment positions. SC-U.S. Realty also has non-strategic investment positions, or special opportunity positions, primarily in publicly-traded U.S. real estate operating companies where its research identifies attractive intermediate-term investment opportunities. SC-U.S. Realty's objective is to have 85%-90% of its assets invested in strategic investment positions and 10%-15% of its assets invested in special opportunity positions.

Strategic Investment Positions and Other Investments

     SC-U.S. Realty currently holds strategic investment positions in six U.S. real estate operating companies, of which three are private start-up companies and three are publicly-traded on the NYSE: City Center Retail, a private start-up company focused on serving top U.S. and international retailers in attractive downtown and urban infill markets for retail throughout the United States; CWS Communities, a private start-up company focused on acquiring, developing and owning manufactured housing communities in selected target markets throughout the U.S.; Urban Growth Property, a private start-up company focused on acquiring, developing and owning strategically located income-producing land (primarily parking or car parks) in key urban infill locations in selected target markets throughout the U.S.; CarrAmerica (NYSE:CRE), a national company focused on providing office space to leading companies; Storage USA (NYSE:SUS), a national company focused on self-storage; and Regency (NYSE:REG), a national company focused on grocery-anchored neighbourhood infill shopping centres, which on 28 February 1999, merged with Pacific Retail Trust. See "--Overview of Strategic Investment Positions--Grocery-Anchored Neighbourhood Infill Shopping
Centres: Regency Retail Corporation" below for more information.

                                    BUSINESS

Overview and Company Objective

     SC-U.S. Realty is a research-driven, growth orientated real estate company focused on the U.S. real estate industry as it continues to move towards greater securitisation. SC-U.S. Realty's research-driven operating strategy is to take significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies which are based in the United States. The Company was established as a Luxembourg real estate company on 7 July 1995.

SC-U.S. Realty's Research-Based Capital Deployment Strategy

     Security Capital carries out rigorous fundamental research on the real estate industry, business niches and on specific companies. Fundamental real estate research entails comprehensive evaluations of real estate supply and demand factors (such as population and economic trends, consumer and industry needs, capital flows and building permit and construction data) on a market and submarket basis and by real estate product type. Fundamental company research involves meetings with company management, visits to properties and detailed analysis of financial statements and operations.

     Security Capital utilises its fundamental real estate and business niche research to identify attractive company investments which have, or potentially have, some or all of the following characteristics:

 .    Presence in geographic submarkets and property niches which are reasonably protected by barriers to entry and generally are not targeted by institutional capital sources.

 .    Presence in property sectors in which ownership is fragmented, where managerial competition is generally not strong and equity capital is less readily available.

 .    Improved cash flow through innovations in how the business is organised through value-added operating systems.

 .    Predictable cash flow growth.

SC-U.S. Realty's Investment Criteria

     SC-U.S. Realty's performance is directly related to the ability of the companies in which it invests to increase cash flow per share and maximise returns to shareholders. SC-U.S. Realty uses the following criteria to identify opportunities to implement its strategy:

     Superior Management Teams

     SC-U.S. Realty believes that the business of successfully owning and operating real estate does not differ significantly from the successful operation of a company in any other industry. SC-U.S. Realty seeks to identify companies which are, or have the potential to be, managed in accordance with effective business disciplines designed to create shareholder value.

     Strategic Focus

     SC-U.S. Realty seeks strategic investment positions in companies that have the potential to combine a strategically focused asset base with value-added operating systems, but which do not have the management expertise, direction and/or capital to be preeminent in their target markets. In this way, SC-U.S. Realty seeks to identify investments to which it can add value by (i) applying its capital, (ii) substantial representation on a company's board of directors and key committees which provides opportunities to influence a company's strategic focus, investment activities, risk diversification, financial discipline, management development and succession planning and (iii) obtaining approval rights by contract over significant matters such as the annual operating budget, certain acquisitions, dispositions or developments of assets, certain sales of securities, major financings, certain agreements for the management of properties, appointments and dismissals of executive officers, the amendment or granting of exemptions to the share ownership limitations set forth in a company's organizational documents, and business combination proposals.

     Underserved Markets

     Appropriate property type and market selection are critical factors to the success of any real estate operating company. With this in mind, SC-U.S. Realty seeks to identify, through fundamental research, markets which are characterised by strong job and population growth trends, and markets and sectors characterised by generally strong supply and demand fundamentals for the targeted product type.

     Substantial Market Capitalisation

     SC-U.S. Realty does not deploy capital into a real estate operating company unless it believes that the business opportunity is economically attractive enough for such company to achieve a public equity market capitalisation of at least $1.5 billion within five to ten years. Capitalisation levels of this magnitude should provide sufficient stock market liquidity and should support management teams with in-depth experience in each of the disciplines required to run focused real estate operating companies.

     SC-U.S. Realty believes that a well-managed, fully integrated real estate operating company should have the following objectives:

 .    Commitment of capital to industry-leading research and development to identify protected real estate niches, products which can more effectively meet customer needs and operating and service systems which can enhance returns on assets.

 .    Development of fully integrated value-added operating systems.

 .    Intensive focus on specialised market niches in which the operating company can achieve critical mass and be preeminent in its target markets.

 .    Disciplined capital deployment based on economic value-added methodology.

 .    Development of superior management teams with depth and experience, succession planning and strong corporate cultures.

 .    Investment grade long-term debt ratings.

 .    Alignment of shareholder and employee interests.

     SC-U.S. Realty seeks to influence each strategic investee to become a preeminent acquirer, developer, operator and long-term owner of a particular property type nationally or within a defined geographic region. Equally important, SC-U.S. Realty seeks to influence each such strategic investee to incorporate value-added service and marketing strategies to maximise cash flow.

     SC-U.S. Realty believes that a well-managed, fully integrated real estate operating company should realise greater economic benefits from its assets than owners of passively managed property portfolios. A fully integrated company should have the ability to:

 .    Acquire a critical mass of properties in several target markets and thereby achieve greater influence with customers, tenant representatives, lease brokers and suppliers in those markets.

 .    More effectively service customers by permitting them to move between the company's buildings and markets as their space needs grow and change, meeting their needs in numerous markets with a single point of contact and developing new space when needed. This higher service component provides greater flexibility and efficiencies for customers and should result in significant customer loyalty, strong property occupancy and higher cash flow.

 .    Afford a marketing and leasing group dedicated solely to the company's properties, which is advantageous when competing for customers. Owners of passively managed real estate portfolios must generally rely on third-party leasing agents, who represent numerous property owners.

 .    Co-ordinate services on behalf of large customer (i.e., tenant) groups to maximise the customers' leverage with third parties and create economies of scale in such areas as research, marketing and direct mail customer contacts, which benefits the customers and makes the relationship with the real estate company more valuable to them.

 .    Undertake extensive, focused market research as well as research and development of new product types, product improvements and operating methods to meet market needs, control expenses and enhance operating income.

 .    Achieve economies of scale and employ sophisticated financial controls and management information systems, leading to more effective property management.

SC-U.S. Realty's Operating Strategy

     SC-U.S. Realty deploys its capital in two principal ways: strategic investment positions and special opportunity positions. Its primary operating strategy is to acquire and manage strategic investment positions, which strategy SC-U.S. Realty believes is superior to passive real estate ownership and passive stock ownership.

     Strategic Investment Positions

     A strategic investment position is defined by SC-U.S. Realty as an investment which results in SC-U.S. Realty being the largest shareholder of a particular REIT (or a real estate operating company which is expected in due course to become a REIT), having substantial representation on the REIT's board of directors and key board committees and providing opportunities to influence the REIT's strategic focus, investment activities, financing discipline, management development and succession planning.

     At any one time, SC-U.S. Realty aims to have 85%-90% of its assets deployed in strategic investment positions in REITs. As of 31 December 1998 SC-U.S. Realty had approximately 85.6% of its assets deployed in strategic investment positions. These are intended to be long-term investments.

     SC-U.S. Realty's objective is to take significant, friendly strategic investment positions in real estate operating companies. These positions will either be in private real estate operating companies (with initial ownership as close to 100% as possible) or in public real estate operating companies (with ownership of a minimum of 25% of the common equity). SC-U.S. Realty seeks to influence each strategic investee to generate sustainable increases in cash flow per share in order to achieve an increase in shareholder value. SC-U.S. Realty expects to benefit from market appreciation when it takes private real estate companies public (depending on overall equity market conditions) and to create short-term and long-term market appreciation when it aligns itself with existing public real estate companies that will benefit from SC-U.S. Realty's influence and oversight regarding areas of management expertise, strategic direction and/or access to capital. To the extent that SC-U.S. Realty were to determine that a strategic investee could not be expected to generate attractive returns over the long term, SC-U.S. Realty would consider selling any such investment and redeploying its capital in an existing or new strategic investment position.

     SC-U.S. Realty will seek to maximise its Shareholders' returns by investing significant capital in each strategic investee and by obtaining substantial board and board committee representation, consultation rights and other rights to influence the research, development and implementation of a long-term, focused operating strategy and value-added operating systems. SC-U.S. Realty will not take a strategic investment position in a company unless it believes that SC-U.S. Realty's involvement has the potential ultimately to result in the company being a leader in its business niche.

     SC-U.S. Realty's strategic investment positions generally fall into two categories:

 .    Start-Up/Private Company Value Creation: SC-U.S. Realty identifies and assists in assembling management teams which will pursue highly focused business strategies in privately formed companies which are capitalised initially by SC-U.S. Realty. As these companies grow, and ultimately become publicly-traded (depending on overall equity market conditions), SC-U.S. Realty expects to be well-positioned to take advantage of the market value appreciation which founders of publicly traded real estate companies have frequently experienced in the past when floating their companies. To date, SC-U.S. Realty has formed four private start-up companies. Three of these companies, City Center Retail, CWS Communities and Urban Growth Property, are still in the early phases of acquiring a critical mass of ownership, assembling their respective management teams and developing their respective value-added operating systems. The fourth private company, Pacific Retail, merged with Regency on 28 February 1999. For information regarding the merger, see "--Overview of Strategic Investment Positions-- Grocery-Anchored Neighbourhood Infill Shopping Centres: Regency Retail Corporation" below.

 .    Public Company Value Creation: SC-U.S. Realty believes it can influence a publicly traded REIT's strategic focus, operating effectiveness and capitalisation to achieve improvements in operating results and market valuation of the REIT. SC-U.S. Realty focuses on influencing these companies strategically.

     In the long term, the substantial majority of SC-U.S. Realty's strategic investment positions will be in REITs which are, or are expected to be, publicly traded on a major U.S. stock exchange. These strategic positions will therefore be valued on a daily basis by the stock market, which SC-U.S. Realty believes is an inherently more accurate and up-to-date valuation basis than the real estate appraisals traditionally used by passive real estate investors. Furthermore, SC-U.S. Realty's strategic investment positions should benefit from increased liquidity and expected broader access to capital in the public markets.

     SC-U.S. Realty intends to influence each company in which it strategically invests to emulate the characteristics of successful businesses outside the real estate industry by making such company:

 .    Highly Focused: Each strategic investee should focus on a specific property type in well-defined target markets.

 .    Fully Integrated Operating Companies: Each strategic investee should have the internal capability to conduct substantially all operating components of its business with strong professional management and systems, operating and investment discipline and continuous research and innovation.

 .    Companies with Value-Added Operating Systems: Each strategic investee should seek to assemble a critical mass of assets in its target markets, which creates opportunities to translate real estate ownership into a service business that meets the special needs of broad customer groups, providing increased occupancies, acquisition and development opportunities and other revenue opportunities.

     SC-U.S. Realty intends that, through application of these business principles, each strategic investee will seek to be a leader in the markets in which it operates, and that its primary objective will be to increase cash flow per share on a sustainable basis in order to achieve increases in shareholder value. SC-U.S. Realty seeks to emulate a number of U.S. corporations which have generated attractive returns by focusing on creating shareholder value through the strict application of core business principles and disciplines.

     SC-U.S. Realty primarily takes strategic positions in real estate operating companies organised as equity REITs. Equity REITs are tax-advantaged organisations which own real estate directly or indirectly and generally do not pay U.S. income tax to the extent they distribute their earnings currently. To obtain this tax-advantaged treatment, REITs are required to distribute 95% of their taxable income to shareholders and satisfy certain other requirements.

     For more information concerning SC-U.S. Realty's rights, obligations and restrictions with respect to its strategic investees, see the descriptions of SC-U.S. Realty's agreements with each of its strategic investees in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Special Opportunity Positions

     As a result of Security Capital's ongoing research, SC-U.S. Realty has identified a number of publicly traded companies which provide attractive investment opportunities and which it refers to as special opportunity positions. SC-U.S. Realty may acquire up to 10% (but generally less than 5%) of the shares of such companies and generally holds such positions for an intermediate term of 12 to 18 months ("publicly traded positions"), although sale of such a position may occur sooner or later, depending on market or business conditions and on whether the return objectives have been realised. The objective is to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in liquid investments (which assets may be redeployed on short notice). SC-U.S. Realty's objective is to have 10%-15% of its assets invested in such special opportunity positions. As of 31 December 1998 SC-U.S. Realty had $262 million (approximate market value) of special opportunity positions (excluding SC-U.S. Realty's investment in Security Capital Group), which represented approximately 9.1% of SC-U.S. Realty's total assets. From time to time, if deemed appropriate according to SC-U.S. Realty's aforementioned criteria, SC-U.S. Realty may seek to turn a publicly traded special opportunity position into a strategic investment position. In exceptional circumstances, and to a very limited extent, SC-U.S. Realty may take special opportunity positions in companies which are not publicly traded. Generally, such a position would be in a company which does not at the time of investment fulfill the criteria for a strategic investment position, but in which SC-U.S. Realty may take a strategic investment position in the future. As of 31 March 1999, SC-U.S. Realty's special opportunity positions represented investments in 24 publicly traded companies and in three non-publicly traded companies. None of such investments, on an individual basis, is material to SC-U.S. Realty. As of 31 March 1999, SC-U.S. Realty beneficially owned approximately 6.1% of the outstanding common stock of Urban Shopping Centers, Inc. and 6.9% of the outstanding common stock of InterParking Incorporated. In addition, SC-U.S. Realty has the right to acquire up to 38.4% (on a fully diluted basis) of the common stock of InterParking Incorporated. Urban Shopping Centers, Inc. is a self-administered and self-managed REIT traded on the NYSE focused on owning, managing, leasing, acquiring, developing and redeveloping a portfolio of super-regional and regional malls located throughout the United States, particularly high-quality regional malls. InterParking Incorporated is a non-public company focused on becoming the preferred provider of management services for top parking facility owners in the United States. These two investments represent the only special opportunity positions in which SC-U.S. Realty beneficially owns more than 5% of the outstanding securities of a single entity.

     In 1996, SC-U.S. Realty committed $110 million of capital to Security Capital Group's securities ($55 million in shares of common stock and $55 million in aggregate principal amount of convertible debentures), all of which has been called and funded. In September 1997, SC-U.S. Realty invested an additional $55 million in Security Capital Group's initial public offering of common stock, bringing SC-U.S. Realty's total investment in Security Capital Group to $165 million (cost), with a fair value of approximately $116.2 million as of 31 December 1998, representing 4.0% of SC-U.S. Realty's total assets at fair value as of such date. The Board of Directors has established a policy not to invest more than 10% of SC-U.S. Realty's assets in securities of Security Capital Group and it expects that, in the long term, less than 5% of SC-U.S. Realty's assets will be invested in securities of Security Capital Group. The purpose of the investment in Security Capital Group is to provide SC-U.S. Realty with the benefit of exposure to specific niches within the multifamily and industrial real estate sectors, as well as the diversification benefits of real estate management and advisory fee income through Security Capital Group's real estate services and advisory activities. Security Capital Group augments its operating company returns with revenues received for managing and advising real estate companies (including SC-U.S. Realty).

     SC-U.S. Realty has acquired Security Capital Group securities at arm's length prices. SC-U.S. Realty currently has no intention to acquire additional Security Capital Group securities. The advisory fee which SC-U.S. Realty pays to the Security Capital U.S. Realty Management S.A. (the "Operating Advisor"), which is calculated on the basis of the net asset value of SC-U.S. Realty's investments, does not reflect any assets invested in Security Capital Group.

Real Estate Acquisitions

     SC-U.S. Realty may from time to time (but does not currently expect to) acquire direct interests in U.S. real estate. Any such interests would be acquired with the intention of contributing them to a real estate company in exchange for equity at fair value which is at least as liquid as the real estate interests. It is the intention of SC-U.S. Realty not to hold direct interests in real estate in the long term.

The Future

     SC-U.S. Realty's primary focus will be on achieving growth for its existing strategic investment positions and identifying other real estate operating companies in well-researched business niches which would be suitable strategic investment positions for SC-U.S. Realty. Security Capital continues to research and evaluate other business niches which it believes may provide opportunities to form start-up REITs.

Competition

     There are numerous developers, operators, real estate companies and other owners of real estate that compete with SC-U.S. Realty's strategic investees. SC-U.S. Realty's strategic investees compete on a regional and national basis with no individual market being material to SC-U.S. Realty as a whole. All of the properties of SC-U.S. Realty's strategic investees are located in developed areas where there are a number of competitors. The number of competitive properties could have a material adverse effect on one or more of SC-U.S. Realty's strategic investees and therefore on the rents charged by them. SC-U.S. Realty's strategic investees may be competing with other entities that have greater resources and whose officers and directors have more experience than the officers, directors and trustees of SC-U.S. Realty's strategic investees.

Overview of Strategic Investment Positions

     In accordance with its investment strategy, SC-U.S. Realty had funded as of 31 December 1998 a total of $2.5 billion (at cost) of equity capital to seven U.S. real estate operating companies (representing approximately 92.8% of SC-U.S. Realty's total amount committed to strategic investment positions). This capital has been, or is expected to be, deployed by these companies primarily in the acquisition of assets consistent with their highly focused operating strategies. Subsequent to 31 December 1998, on 28 February 1999, Regency and Pacific Retail merged. See "--Overview of Strategic Investment Positions-- Grocery-Anchored Neighbourhood Infill Shopping Centres: Regency Retail Corporation" below for more information.

     The following table reflects SC-U.S. Realty's funded investments as of 31 December 1998 in each of its seven strategic investment positions:

                             As of 31 December 1998
                         (in thousands $, except for %)


                                                                    Percentage of
                                                                   SC-U.S. Realty's       Percentage of
                                                                     Total Assets      Strategic Investee's
Strategic Investment Positions(1)           Cost         Value          by Value          Common Equity(2)
---------------------------------        ----------  -------------  -----------------   ---------------------
CarrAmerica...........................   $  699,851  $  686,482(3)        23.9%                 39.9%
City Center Retail....................      304,035     304,035(4)        10.6                  99.9
CWS Communities.......................      153,563     153,563(4)         5.3                  96.0
Pacific Retail........................      524,038     501,805(4)        17.5                  74.2
Regency...............................      235,750     260,775(3)         9.1                  46.0
Storage USA...........................      394,272     380,178(3)        13.2                  42.4
Urban Growth Property.................      181,082     181,082(4)         6.3                  98.7
                                         ----------  ----------           ----
Total strategic investment positions..   $2,492,391  $2,467,920           85.9%
                                         ==========  ==========           ====



(1)  All strategic investment positions are of common stock or common shares.

(2) On a percentage of outstanding common shares or common stock basis. On a fully diluted basis, the percentage interest of each strategic investee's common equity was 32.8%, 99.9%, 96.0%, 68.1%, 37.6%, 37.4% and 98.7%,
     respectively. After the completion of merger of Pacific Retail and Regency, the percentage interest in Regency's common equity was 61.3% and 55.4% on an outstanding and fully diluted basis, respectively.

(3) Value for this publicly traded investment has been derived using its closing stock price on the NYSE.

(4) As more fully described in Note 2A to the Consolidated Financial Statements included in Item 18 and "--Valuation and Investment Restrictions" below, value for this private company investment has been reflected on the basis of the probable net realisation value estimated in good faith by the Board of Directors. Except for Pacific Retail, all of the Company's private company investments have been reflected at cost as an approximation of fair value for these recent investments. On 28 February 1999, Regency merged with Pacific Retail. See "--Grocery-Anchored Neighbourhood Infill Shopping
     Centres: Regency Retail Corporation" below. Therefore, because of the pending merger transaction at 31 December 1998, Pacific Retail was valued based on the exchange ratio and the closing stock price of Regency on the NYSE.

     The business niches and operating companies in which SC-U.S. Realty has taken strategic investment positions are described below.

     Office: CarrAmerica Realty Corporation

     CarrAmerica is a self-administered and self-managed, publicly traded REIT which owns, develops, acquires and operates office properties. The Company's office properties are located primarily in 15 suburban markets across the United States. CarrAmerica has created and developed a national operating system that provides corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local level.

     In the early 1990s, Security Capital's strategic research in the office sector identified a dramatic shift in future demands for office space as many U.S. companies began to seek alternatives to expensive "trophy" buildings. These companies began migrating to office locations that offered attractive incentives such as lower operating costs and a higher quality of life. These companies sought flexible space that could accommodate expansion, consolidation and relocation. They also sought a more efficient means by which to out-source their office space needs. In short, these companies were looking for a new workplace to meet their changing needs.

     On the supply side, Security Capital's research revealed highly fragmented ownership within the office sector, where a large percentage of office buildings were owned by local developers and institutions that passively managed a small "pool" of local assets. Security Capital's research indicated that the absence of any critical mass of national office ownership was reflected in the lack of operating efficiencies and expertise among the existing suppliers of office space.

     Security Capital identified an opportunity to create a national operating company to provide office space to many of America's leading companies. In November 1995, after extensive research into the best investment alternative for carrying out this business plan (which included reviewing a considerable number of potential transactions), SC-U.S. Realty committed $250 million to CarrAmerica (then called Carr Realty Corporation).

     From its initial commitment in November 1995 to invest $250 million at $21.47 per share of common stock, SC-U.S. Realty's investment at cost in CarrAmerica as of 31 December 1998 had increased to $699.9 million (at an average price per share of $24.47) as a result of additional investments. As of 31 December 1998 SC-U.S. Realty owned 39.9% of CarrAmerica's outstanding common stock. On 21 May 1999 CarrAmerica's common stock closed at $26.00 on the NYSE.

     The following table shows the high and low closing prices of CarrAmerica's common stock on the NYSE during each quarter (or portion thereof) since the quarter preceding SC-U.S. Realty's initial commitment:

                                                   High            Low
                                               Closing Price  Closing Price
                                               -------------  -------------
1995
   Third Quarter..............................    $19.75         $17.25
   Fourth Quarter(1)..........................     24.50          18.63
1996
   First Quarter..............................     24.75          23.88
   Second Quarter.............................     25.25          23.75
   Third Quarter..............................     25.75          22.00
   Fourth Quarter.............................     29.25          25.00
1997
   First Quarter..............................     32.13          28.25
   Second Quarter.............................     29.88          26.38
   Third Quarter..............................     32.00          28.25
   Fourth Quarter.............................     32.88          28.56
1998
   First Quarter..............................     31.44          28.50
   Second Quarter.............................     30.06          26.75
   Third Quarter..............................     30.13          19.63
   Fourth Quarter.............................     24.81          19.13
1999
   First Quarter..............................     24.38          20.94
   Second Quarter (through 21 May 1999).......     26.00          20.94

------------
(1) SC-U.S. Realty's initial commitment to invest in CarrAmerica was announced on 6 November 1995.

     At the time of SC-U.S. Realty's initial commitment, CarrAmerica was one of the largest owners and operators of office space in the Washington D.C. metropolitan area and had (together with its predecessors) a 30-year track record.

SC-U.S. Realty believed that CarrAmerica had a solid core management team and significant development expertise, but lacked the resources to expand nationally. In April 1996, CarrAmerica changed its name from Carr Realty Corporation to its current name to reflect its national strategy.

     As part of its proactive ownership role, SC-U.S. Realty has encouraged CarrAmerica's management team to develop the CarrAmerica "National Operating System" as the platform for CarrAmerica's new national strategy. The three components of CarrAmerica's "National Operating System" are the National Services Group, the Market Officer Group and the National Development Group. The National Services Group is responsible for marketing CarrAmerica's properties, build-to-suit capabilities and the national scope of CarrAmerica's operations to a targeted list of major corporate users of office space. The local market officers of the Market Officer Group are cognisant of and responsive to customers' relocation or expansion needs and have extensive knowledge of local conditions in their respective markets as a result of Security Capital's proprietary market research and their meeting with CarrAmerica's customers on a regular basis. These officers are thus also well-positioned to assist the National Services Group in identifying customers with new build-to-suit and multi-market requirements. The National Development Group is responsible for developing suburban office properties, build-to-suit facilities and business parks. By integrating the components of the "National Operating System", SC-U.S. Realty believes that CarrAmerica is well-positioned to meet the dynamic and continually evolving range of space and location requirements demanded by growth-orientated corporate users of office space. CarrAmerica's National Operating System is designed to provide corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local levels. CarrAmerica believes that, through its existing portfolio of operating properties, property development opportunities and land acquired and currently held for future development, CarrAmerica can generate incremental demand through the relocation and expansion needs of many of its customers, both within a single target market and in multiple target markets.

     SC-U.S. Realty has helped the Board of Directors and Investment Commiof CarrAmerica to implement a research-driven, disciplined approach to capital deployment. This enabled CarrAmerica to acquire more than $1 billion of office assets in 1996, more than $900 million of office assets in 1997, and more than $600 million of office assets in 1998. Realty believes that CarrAmerica has achieved a critical mass of ownership in substantially all of its target markets and that CarrAmerica's research-driven investment strategy enabled it to acquire these properties at favourable yields. Between 31 December 1995 and 31 October 1998 CarrAmerica acquired 302 operating properties containing approximately 20.3 million square feet of office space, resulting in more than a 550% increase in the total square footage of operating properties in which CarrAmerica has a majority interest.


     CarrAmerica's primary business objectives are to achieve long-term sustainable per share cash flow growth and to maximise stockholder value through a strategy of (i) acquiring, developing, owning and operating office properties primarily in markets throughout the United States that exhibit strong, long-term growth characteristics and (ii) maintaining and enhancing a national operating system that provides corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local level. CarrAmerica has focused its investments primarily in suburban markets throughout the United States because it believes that suburban markets provide growth-orientated companies and their employees with workplace locations which have lower operating costs, greater convenience and a higher quality of life than traditional rental business district locations.

     As of 15 March 1999 (reflecting recent sales of non-strategic properties) CarrAmerica interests in 286 operating properties containing approximately 22.0 million square feet of office space located in 15 markets, 45 properties under construction that can contain approximately 3.8 million square feet of office space at an expected cost at completion of approximately $564.0 million, and land and options to acquire land that can support the development of up to 5.6 million square feet of office space. As of 31 December 1998 the operating properties owned by CarrAmerica were 96.4% leased and the average rent per leased square foot was $18.29. None of such properties, on an individual basis, is materially important to CarrAmerica or to SC-U.S. Realty. CarrAmerica serves over 2,400 different customers.


     The following table provides an overview of CarrAmerica's portfolio by market as of 31 December 1998:

                               Number      Square     % of Total
                                of       Footage of    Portfolio
                             Operating   Operating      Square
Market                       Properties  Properties   Footage(1)
------                       ----------  ----------  -------------
Washington, D.C.
   Downtown.................     9        2,134,000         9.5%
   Suburban.................     7        1,272,000         5.7%
Atlanta.....................    39        1,854,000         8.3%
Boca Raton, Florida.........     2          442,000         2.0%
Orange County/Los Angeles...    37        1,654,000         7.4%
San Diego...................    12          588,000         2.6%
San Francisco Bay...........    87        6,115,000        27.3%
Sacramento..................     8          316,000         1.4%
Portland, Oregon............    29        1,461,000         6.5%
Austin, Texas...............    13        1,048,000         4.7%
Chicago.....................    10        1,577,000         7.0%
Dallas......................    11        1,240,000         5.5%
Denver......................    10        1,001,000         4.5%
Phoenix.....................    10        1,224,000         5.5%
Salt Lake City..............     8          463,000         2.1%
                               ---       ----------       -----
   Total....................   292       22,389,000       100.0%
                               ===       ==========       =====

----------------
(1) Represents the percentage of total square footage of the consolidated properties.




     In August 1997 OmniOffices, Inc. ("OmniOffices"), an affiliate of CarrAmerica, acquired substantially all of the assets of OmniOffices Group, Inc. and its subsidiaries for an aggregate purchase price of approximately $50 million in cash. These assets included 28 executive office suite centres containing approximately 1,650 office suites located in 14 markets across the United States. As of 15 March 1999, OmniOffices operated over 106 executive office suite centres containing approximately 6,950 office suites located in 29 major U.S. markets and in London. As of that date, OmniOffices also had 34 executive office suite centres under development. CarrAmerica believes that the executive office suites business has significant potential for growth because the demand for executive office suites is likely to increase as companies seek greater flexibility and alternative workplace solutions for their staffing and business plan requirements. CarrAmerica believes that its position as the only national office property owner and operator providing both traditional, long-term office space and (through OmniOffices) flexible, short-term workplace options provides it with a competitive advantage in meeting the evolving needs of growing companies. In conformance with limitations under the tax laws relating to REITs, OmniOffices is structured as a taxable "C" corporation in which CarrAmerica owns 95% of the economic interest, but none of the voting stock. The voting stock is owned 17% by The Oliver Carr Company, 35% by SC-U.S. Realty and 48% by an entity owned by CarrAmerica's six current executive officers. The holders of the voting common stock control the ability to elect the directors of OmniOffices and thus the power to direct OmniOffices' affairs.


     In May 1999, CarrAmerica announced that, subject to market conditions and approval by OmniOffices' board of directors, OmniOffices is planning an initial public offering of its common stock, which is expected to be completed by the end of 1999. As part of this public offering, CarrAmerica expects that its interest in the executive office suites business would be reduced, and that its percentage equity interest in OmniOffices would be reduced to approximately 40-60% of the total equity capital of the company.

     CarrAmerica believes that, as a result of its National Operating System, market research capabilities, access to capital, and experience as an owner, operator and developer of real estate, it will continue to be able to identify and consummate acquisition opportunities and to operate its portfolio more effectively than competitors without such capabilities. CarrAmerica, however, competes in many of its target markets with other real estate operators, some of whom may have been active in such markets for a longer period than CarrAmerica. In CarrAmerica's major markets of Washington, D.C. and Northern California, rental rates for office buildings have increased and vacancy rates have decreased over the last five years (Source: CB Commercial/Torto Wheaton Research).

     CarrAmerica has received investment grade ratings for its long-term debt securities from Moody's, Standard & Poors and Duff & Phelps and has reduced its ratio of long-term debt to undepreciated book capitalisation from 58.1% prior to SC-U.S. Realty's initial investment to 40.2% as of 31 December 1998. As of 31 December 1998 CarrAmerica had outstanding four series of preferred stock with an aggregate liquidation preference of $417.0 million. As of 31 December 1998 CarrAmerica's total indebtedness was $1.7 billion. CarrAmerica has achieved a significant increase in per share cash flow and SC-U.S. Realty believes that it is continuing to build a solid foundation for future growth.

     CarrAmerica's experienced staff of over 1,900 employees, including approximately 500 on-site building and approximately 1,000 executive suites employees, provides a broad range of real estate services. CarrAmerica continues to recruit key personnel to further develop its National Operating System.

     CarrAmerica is a publicly traded company and information concerning CarrAmerica can be obtained from the Commission at the following address: Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning certain agreements between CarrAmerica and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's rights to nominate directors of CarrAmerica, participate in future equity issuances by CarrAmerica and consult with CarrAmerica about certain significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Self-Storage: Storage USA, Inc.

     Storage USA was formed in 1985 to acquire, develop, construct, franchise, own and operate self-storage facilities throughout the United States. Storage USA is the second largest owner and operator of self-storage space in the United States.




     Based on Security Capital's strategic research, SC-U.S. Realty believes that the self-storage industry in the United States offers attractive long-term growth potential with compelling supply and demand fundamentals and the capacity to generate significant free cash flow. From an ownership perspective, the industry is fragmented, undercapitalised and has traditionally been considered an unglamourous, non-institutional business niche. Storage USA believes that there are approximately 27,500 self-storage facilities in the United States. SC-U.S. Realty believes that, because owners generally lack a critical mass of ownership, self-storage facilities are generally not professionally or efficiently managed and customers are underserved.

     Demand for self-storage continues to grow from both consumers and commercial users, and SC-U.S. Realty believes that self-storage continues to present an attractive capital deployment opportunity. In the case of consumer demand, this is because the U.S. is an extremely mobile society, creating frequent need for short-term and long-term storage space during periods of transition, such as moving to new homes or transferring to new jobs. In addition, many Americans are purchasing smaller homes or renting apartments where storage space is very limited. This trend is particularly strong among the elderly as they move from large suburban homes with ample storage space to smaller apartments or assisted-living units. In addition, SC-U.S. Realty expects that demand from consumers will continue to grow as market awareness increases.

     In the case of commercial demand, the restructuring of corporate America has forced companies, both large and small, across a range of industries to downsize and to become more efficient. Many small business owners and entrepreneurs depend on self-storage facilities to house their inventories and equipment in a flexible and cost-effective manner.

     In 1996 SC-U.S. Realty decided to invest in Storage USA because it believed that Storage USA had the opportunity to become the preeminent national owner, operator, manager, developer and franchiser of self-storage facilities in the United States. In short, SC-U.S. Realty believed that Storage USA had the potential to become the "brand leader" of the self-storage industry.

     From its initial commitment in February 1996 to invest $220 million at $31.30 per share of common stock, SC-U.S. Realty's investment at cost in Storage USA as of 31 December 1998 had increased to $394.3 million (at an average price per share of $33.51) as a result of additional investments. As of 31 December 1998 SC-U.S. Realty owned 42.4% of Storage USA's outstanding common stock. On
21 May 1999, Storage USA's common stock closed at $35.06 on the NYSE.

     The following table shows the high and low closing prices of Storage USA's common stock on the NYSE during each quarter (or portion thereof) since the quarter preceding SC-U.S. Realty's initial commitment:

                                                         High             Low
                                                    Closing Price     Closing Price
                                                    -------------     -------------
1995
      Fourth Quarter.............................      $32.75             $28.75
1996
      First Quarter (1)..........................       34.75              30.50
      Second Quarter.............................       34.38              32.25
      Third Quarter..............................       34.00              32.00
      Fourth Quarter.............................       38.63              33.13
1997
      First Quarter..............................       38.88              36.63
      Second Quarter.............................       40.25              35.63
      Third Quarter..............................       41.75              38.25
      Fourth Quarter.............................       40.94              37.13
1998
      First Quarter..............................       41.06              37.50
      Second Quarter.............................       39.00              34.31
      Third Quarter..............................       38.06              29.88
      Fourth Quarter.............................       33.75              28.56
1999
      First Quarter..............................       32.44              27.75
      Second Quarter (through 21 May 1999).......       35.06              28.50

---------------
(1) SC-U.S. Realty's initial commitment to invest in Storage USA was announced on 1 March 1996.

     At the time of SC-U.S. Realty's investment in Storage USA, SC-U.S. Realty believed that Storage USA had the potential to become one of the leading national operators of storage facilities due to the quality of its management team, its systems and its focus on training, especially at the property level. Storage USA believed that SC-U.S. Realty could help create a strategic organisational plan which would provide the executive leadership necessary for growth and focus on developing growth opportunities. Through representation on the board of directors of Storage USA, SC-U.S. Realty has assisted Storage USA on a series of research initiatives relating to Storage USA's capital deployment strategy.

     Storage USA's primary business objective is to maximise shareholder value. Storage USA plans to achieve this objective through a four-part strategy: (i) internal growth through continued improvement in operating results at owned properties, (ii) external growth through acquisitions, (iii) current investment for enhanced long-term returns through development, and (iv) the franchising of Storage USA's self-storage concept.

     The four components of Storage USA's internal growth strategy are aggressive leasing, regularly scheduled rent increases, trained facility managers and integrated management information systems. Through aggressive leasing, Storage USA seeks to increase its revenues by improving the occupancy in its facilities. In particular, Storage USA uses sales and marketing programs that are customised for each location by facility and district managers who have substantial authority and effective incentives. Through regularly scheduled rent increases, Storage USA has historically increased rents in all of its facilities at least once a year regardless of the occupancy level. As a facility nears 100% occupancy, Storage USA typically increases rents more frequently. Storage USA carefully selects and thoroughly trains managers of its self-storage facilities. Through integrated management information systems, Storage USA maintains appropriate controls and enhances operational efficiencies. Storage USA has installed computer systems at each facility which are equipped with comprehensive facilities management software. Weekly operating results are transmitted electronically from each of these facilities to Storage USA's headquarters. These systems allow Storage USA to closely monitor manager performance and market response to Storage USA's rental structure.

     Storage USA acquired over $300 million of existing self-storage facilities in 1996, $353 million in 1997 and $279 million in 1998, expanding its target markets to locations in 31 states and the District of Columbia. Storage USA's strategy is to acquire properties that are under-managed and under-rented in markets with positive fundamentals for self-storage. Storage USA repositions these properties in their respective markets through state-of-the-art renovation and management training programmes. As of 31 December 1998 Storage USA had 32 facilities under construction or in planning, totaling approximately 2.5 million square feet (at an estimated cost of $144 million). As of 31 December 1998 the average physical occupancy of the 421 facilities owned by Storage USA was 83%.



     At 31 December 1998 Storage USA owned 421 facilities containing 27.8 million net rentable square feet and managed for others 64 facilities containing an additional 4.1 million net rentable square feet in 31 states and the District of Columbia. None of such properties, on an individual basis, is materially important to Storage USA or to SC-U.S. Realty. As of 31 December 1998 Storage USA employed approximately 1,700 employees, of whom approximately 320 were employed part time (fewer than 30 hours per week on a regular basis).

     The following table provides an overview of Storage USA's portfolio by market as of 31 December 1998:


                               Storage USA, Inc.
                       Market Analysis of All Properties
                            As of 31 December 1998

                           Number of    Available
State                      Properties  Square Feet
-----                      ----------  -----------
Alabama...................          2      110,690
Arizona...................         20    1,135,065
California................         81    5,966,215
Colorado..................          2      156,194
Connecticut...............          8      594,174
Delaware..................          1       71,695
District of Columbia......          1      105,830
Florida...................         31    2,379,251
Georgia...................          6      434,512
Illinois..................          1       76,341
Indiana...................         20      960,184
Kansas....................          4      200,805
Kentucky..................          6      279,960
Maryland..................         17    1,219,187
Massachusetts.............         14      869,435
Michigan..................         14      909,870
Missouri..................          2      104,905
Nevada....................         11      765,278
New Jersey................         16    1,073,630
New Mexico................         11      606,134
New York..................         18    1,251,699
North Carolina............          7      460,981
Ohio......................         28    1,559,200
Oklahoma..................         15      944,846
Oregon....................          3      203,040
Pennsylvania..............         10      658,080
Tennessee.................         34    2,149,429
Texas.....................         22    1,587,797
Utah......................          3      196,635
Virginia..................         12      732,545
Washington................          1       62,550
                                  ---   ----------
   Total..................        421   27,826,157
                                  ===   ==========

     Competition from other self-storage facility operators exists in every market in which Storage USA's facilities are located. Storage USA principally faces competitors who seek to attract tenants primarily on the basis of lower prices. However, Storage USA usually does not seek to be the lowest-priced competitor. Rather, based on the quality of its facilities and its customer service-oriented managers and amenities, Storage USA's strategy is to lead particular markets in terms of prices.

     Storage USA monitors the development by others of self-storage facilities in its markets. Storage USA has facilities in several markets where they believe overbuilding has occurred, including: Atlanta Georgia, Las Vegas Nevada, Albuquerque New Mexico, Nashville Tennessee, Portland Oregon and Dallas Texas. In these markets, Storage USA may experience a minimal reduction in physical occupancy and less growth in rental rates than other markets. As a result of the geographic diversity of its portfolio, Storage USA does not expect the excess supply in these markets to have a significant impact on its financial condition or results of operations.

     Storage USA reports that it is the second largest owner and operator self-storage space in the United States as of March 22, 1999. There are four other publicly traded REITs and numerous private and regional operators. These other companies may be able to accept more risk than Storage USA can prudently manage. This competition may reduce the number of suitable acquisition opportunities offered to Storage USA and increase the price required to acquire particular facilities. Further, Storage USA believes that competition could increase from companies organised with similar objectives. Nevertheless, Storage USA believes that the operations, development, and financial experience of its executive officers and directors along with its customer-oriented approach to management of self-storage facilities should enable it to compete effectively.

     Storage USA is a publicly traded company and information concerning Storage USA can be obtained from the Commission at the addresses listed under "--Overview of Strategic Investment Positions--Office: CarrAmerica Realty Corporation" above. Information concerning certain agreements between Storage USA and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's rights to nominate directors of Storage USA, participate in future shares issuances by Storage USA and consult with Storage USA about certain significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Grocery-Anchored Neighbourhood Infill Shopping Centres: Regency Realty Corporation

     Security Capital's strategic research in the retail sector revealed that the U.S. is generally considered to be "over-retailed" and, consequently, the entire retail sector has been in a state of flux for several years. However, after considerable research and demographic analysis, Security Capital concluded that, although much of the retail sector would provide low future growth, a few retail niches had been unfairly tainted by this view, creating inefficiencies in the marketplace and, thus, value-creation opportunities. Security Capital's extensive research over nearly two years showed protected grocery-anchored neighbourhood infill shopping centres to be an attractive retail niche.

     Infill centres are located in high-density residential areas where there is little or no land available for competing retail construction. These physical barriers to entry make this type of property one of the more protected retail niches. In addition, Security Capital's research showed that changing demographics were affecting shopping patterns and that, as a result, Americans increasingly value convenience, location and service. The grocery anchors of these centres meet those needs by providing essential goods and personal and entertainment services (such as beauty salons, dry cleaners and video rentals).

     Security Capital's research indicated that ownership of neighbourhood infill shopping centres was highly fragmented, with few companies operating on a regional basis. In addition, Security Capital's research indicated that ownership was typically local, with weak re-merchandising capabilities due to a lack of research, capital, vision and, importantly, relationships with strong, high-growth retailers. SC-U.S. Realty believes that without a critical mass of ownership, local owners will continue to be at a severe disadvantage and will not be able to afford to develop value-added operating systems. Moreover, institutional owners have generally been absent due to the management-intensive nature of this sector and the relatively small size of single-asset transactions.

     In 1995, Security Capital recognised the opportunity to form Pacific Retail, a private start-up company that focused on becoming the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets of the western United States. Shortly thereafter, Security Capital identified Regency, a NYSE-listed company headquartered in Jacksonville, Florida, as an attractive operating platform to focus on becoming the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets of the eastern United States.

     On 28 February 1999 Regency merged with Pacific Retail in a tax-free transaction. Pursuant to the terms of the merger agreement, a holder of Pacific Retail common shares received 0.48 shares of Regency common stock for each common share of Pacific Retail. In addition, Regency assumed all of the outstanding indebtedness of Pacific Retail. Regency will continue to maintain its current dividend and dividend policy. Regency has a 13-person board of directors, including four independent directors named by Regency, three directors named by Pacific Retail, three directors named by SC-U.S. Realty and three members of management.

     The merger resulted in Regency having total assets of approximately $2.4 billion, comprising 200 retail centres in 20 states containing 23.0 million square feet. Since Pacific Retail and Regency were separate companies at 31 December 1998 the following discussion provides information separately for the two companies. Once Regency has presented results on a combined basis, the following discussion will also be combined.

     Pacific Retail

     Pacific Retail had been implementing a business strategy that was designed to make it the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets of the western United States.

     Since SC-U.S. Realty's initial commitment of $200 million in October 1995, Pacific Retail had closed on over $1 billion of acquisitions and had expanded its management team in California and the Pacific Northwest. Acquisitions in 1997 totaled $453.7 million. As of 31 December 1998 Pacific Retail owned 66 neighbourhood infill shopping centres containing approximately 7.6 million square feet. Its target markets include 21 high-growth markets in the western half of the United States. As of 31 December 1998 the operating properties owned by Pacific Retail were 96.4% leased. None of such properties, on an individual basis, was materially important to Pacific Retail or SC-U.S. Realty. As of 31 December 1998 Pacific Retail employed approximately 128 people.

     The following table provides an overview of Pacific Retail's portfolio by market as of 31 December 1998:

                                                                          12/21/98
                                                                      -----------------         Number
                              Square    % of Total       Current        %         %               of
Market                         Feet     Square Feet     Investment    Leased   Occupied       Properties
------                       ---------  -----------   --------------  ------   --------       ----------
Sacramento Area............    236,329       3.1%     $   25,519,078    94.7%    91.3%              2
San Francisco Bay Area.....  1,023,576      13.5         167,714,682    97.8     95.1              11
Los Angeles County Area....    669,079       8.8          83,095,152    96.4     96.1               7
Orange County Area.........    642,056       8.4          94,476,368    96.5     94.5               5
San Diego County Area......    610,356       8.0         107,669,774    99.0     96.5               4
Seattle Area...............    762,560      10.0         103,727,442    97.3     97.2               8
Portland Area..............    583,704       7.7          81,642,567    91.4     91.3               6
Dallas/Ft. Worth Area......  1,949,023      25.6         223,318,086    94.2     92.9              14
Houston Area...............    114,416       1.5          11,170,514    97.0     97.0               1
Austin Area................    266,763       3.5          34,740,829    99.6     98.0               2
Denver Area................    417,862       5.5          44,203,060    99.2     99.2               4
Phoenix Area...............    326,984       4.3          40,689,217    99.5     96.0               2
                             ---------     -----      --------------    ----     ----              --
Total Operating Portfolio..  7,602,710     100.0%     $1,017,963,340    96.4%    95.1%             66
                             =========     =====      ==============    ====     ====              ==

------------

Note: A significant portion (73.9%) of Pacific Retail's portfolio is considered prestabilised. Prestabilised properties are those which have been owned less than one year or, if owned more than one year, have not reached 93% occupancy. This schedule does not include properties under development.

     Regency

     Regency is focused on becoming the leading owner, operator and developer of grocery-anchored neighbourhood infill shopping centres in selected high-growth markets in the United States. Regency has been utilising the equity from SC-U.S. Realty's investment to take advantage of attractive acquisition and development opportunities in its target markets.

     From its initial commitment in June 1996 to invest $132.2 million at $17.625 per share of common stock, SC-U.S. Realty's investment at cost in Regency has increased to $235.8 million as of 31 December 1998 at an average price per share of $20.11, as a result of additional investments. As of 31 December 1998 SC-U.S. Realty owned 46.0% of Regency's outstanding common stock. After the completion of the merger with Pacific Retail, SC-U.S. Realty owned 61.3% of Regency's outstanding common stock. On 21 May 1999, Regency's common stock closed at $22.06 on the NYSE.

     The following table shows the high and low closing prices of Regency's common stock on the NYSE during each quarter (or portion thereof) since the quarter preceding SC-U.S. Realty's initial commitment:

                                                        High            Low
                                                    Closing Price  Closing Price
                                                    -------------  -------------
1996
   First Quarter..................................     $17.38         $16.00
   Second Quarter(1)..............................      21.00          16.63
   Third Quarter..................................      22.38          19.38
   Fourth Quarter.................................      26.25          21.63

1997
   First Quarter..................................      28.00          25.00
   Second Quarter.................................      28.13          25.00
   Third Quarter..................................      28.25          25.13
   Fourth Quarter.................................      28.00          24.63
1998
   First Quarter..................................      27.75          24.88
   Second Quarter.................................      26.56          24.13
   Third Quarter..................................      26.44          20.56
   Fourth Quarter.................................      23.38          20.50
1999
   First Quarter..................................      22.94          18.75
   Second Quarter (through 21 May 1999)...........      22.44          19.13


--------------

(1) SC-U.S. Realty's initial commitment to invest in Regency was announced on 12 June 1996.

     At the time of SC-U.S. Realty's investment in Regency, SC-U.S. Realty believed that Regency had a strong management team with significant experience as an owner and operator of grocery-anchored neighbourhood infill shopping centres in Florida, but lacked the resources and capital to execute an expanded business plan on a regional level.

     Regency's primary business objectives are (i) to generate superior shareholder returns by sustaining above-average annual increases in funds from operations and long-term growth in free cash flow, (ii) to create the largest real estate portfolio of quality grocery-anchored neighbourhood shopping centres in targeted infill markets in the United States, (iii) to build the strongest possible capital structure through conservative financial management that will cost-effectively provide the capital to fund Regency's growth strategy, and (iv) to put in place the people and processes necessary to enable Regency to implement its Retail Operating System, a system which incorporates research-based investment strategies and value-added leasing and management systems.

     During 1996, Regency acquired 13 grocery-anchored shopping centres representing 1.4 million square feet for $107.1 million. On 7 March 1997, Regency acquired, through its operating partnership, Regency Retail Partnership, L.P., substantially all of the assets of Branch Properties, L.P., a privately held real estate firm based in Atlanta, Georgia, for $232.4 million. During 1997, in addition to the Branch properties, Regency acquired 13 grocery-anchored shopping centres representing 1.9 million square feet, for $163.3 million, two of which are partially operating while undergoing redevelopment.

     In March 1998, Regency acquired the real estate assets of entities comprising the Midland Group, which consisted of 21 shopping centres plus a development pipeline of 11 shopping centres. Regency paid approximately $230.4 million to acquire these assets. Subsequent to 1998, Regency expects to pay approximately $12.7 million to acquire equity interests in the development pipeline as the properties reach stabilisation. Regency may also be required to make payments aggregating $10.5 million through 2000, contingent upon increases in net income from existing properties, the development pipeline and new properties developed or acquired in accordance with the contribution agreement.

     Regency's portfolio as of 31 December 1998 comprised 129 neighbourhood infill shopping centres (14.7 million square feet) in its target markets. Regency is building a critical mass of properties and developing its management team and value-added retail operating system. As of 31 December 1998 the real estate portfolio was 92.9% leased and had average annualised rents of $9.12 per square foot. None of such properties, on an individual basis, is materially important to Regency or SC-U.S. Realty. As of 31 December 1998 Regency employed approximately 240 people.

     The following table provides an overview of Regency's portfolio by market as of 31 December 1998:

                               Company-Owned
                  Number of   Gross Leasable      %
Location          Properties  Area (Sq. Ft.)   Leased
--------          ----------  ---------------  -------
Florida..........     46         5,728,347       91.4%
Georgia..........     27         2,737,590       93.1
Ohio.............     13         1,786,521       93.4
North Carolina...     12         1,239,783       98.3
Alabama..........      5           516,060       99.0
Texas............      5           479,900       84.7
Colorado.........      5           447,569       89.4
Tennessee........      4           295,179       96.8
Virginia.........      2           197,324       97.7
Mississippi......      2           185,061       97.6
Michigan.........      2           177,929       81.5
South Carolina...      2           162,056      100.0
Delaware.........      1           232,752       94.8
Kentucky.........      1           205,060       95.6
Illinois.........      1           178,600       86.9
Missouri.........      1            82,498       99.8
                     ---        ----------      -----
   Total.........    129        14,652,229       92.9%
                     ===        ==========      =====

     There are numerous shopping centre developers, real estate companies and other owners of real estate that compete with Regency in seeking retail tenants to occupy vacant space, for the acquisition of shopping centres, and for the development of new shopping centres. However, ownership of neighbourhood infill centres historically has been highly fragmented, with local ownership, as institutional capital has generally avoided the relatively small size of the centres and their management-intensive nature. In addition, such centres targeted by Regency are generally located within densely populated neighbourhoods where little or no land is available for development of competing centres.

     Regency performs renovations and/or improvements to its properties in accordance with tenant lease terms and when considered necessary due to market conditions. As of 31 December 1998 Regency had 12 centres which are either in the process of being completed or are undergoing development or redevelopment with an anticipated total cost of approximately $189 million on a completed cost basis.

     Regency is a publicly traded company and information concerning Regency can be obtained from the Commission at the address listed under "--Overview of Strategic Investment Positions--Office: CarrAmerica Realty Corporation" above. Information concerning certain agreements between Regency and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's rights to nominate directors of Regency, participate in future share issuances by Regency and consult with Regency about certain significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Urban Infill Retail: City Center Retail Trust

     In the second quarter of 1997, SC-U.S. Realty established City Center Retail, a private start-up real estate operating company which is taxed as a REIT. City Center Retail was created to provide high quality customer service on a national basis to top U.S. and international retailers in attractive downtown and urban infill markets for retail throughout the United States. City Center Retail plans, subject to market and other conditions, to become a public company after it reaches critical mass in its key growth markets. City Center Retail is focused on becoming the premier company in the acquisition, development, operation and ownership of well-designed and well-managed urban retail properties in attractive U.S. markets for premier U.S. and international retailers by providing attractive urban retail locations.

     Security Capital's strategic research in the retail sector uncovered several key trends in the United States which Security Capital believes result in an attractive opportunity in the urban infill retail property niche to create the first national company focused on developing, acquiring, operating and owning real estate in downtown markets. Security Capital's research indicated that a number of high-growth national and regional retailers in the United States are focusing their growth away from suburban shopping malls in favour of high-density urban infill locations. These locations have a competitive advantage in the form of physical barriers to entry provided by the surrounding buildings. They are also well-positioned to attract significant foot traffic from surrounding workplaces and neighbourhoods, as well as that of conference attendees and tourists, and typically offer large, open floor space that many retailers find attractive for promotional, retail and entertainment centres. Security Capital believes that there is an increasing recognition by top retailers of the strong and sustainable viability of urban retail space in leading U.S. cities. In addition, Security Capital's research indicates that there is a move to revitalise urban and downtown centres, with a focus on retailing, and an evolution in urban design that combines retail, food and entertainment uses (along with other uses such as office or hotel) in a multi-story urban redevelopment. Historically, top retailers have generally been required to deal with different real estate entities in each market in which they have a presence. City Center Retail was established by SC-U.S. Realty with the objective of becoming the premier national company in the acquisition, development, operation and ownership of well-designed and well-managed urban retail properties in attractive U.S. markets for premier U.S. and international retailers.

     As of 31 December 1998 SC-U.S. Realty had committed to invest $350 million at $10 per common share in City Center Retail, of which approximately $304 million had been funded. As of such date, SC-U.S. Realty owned 99.9% of City Center Retail's equity capital. In January 1999, SC-U.S. Realty committed to invest up to an additional $25 million in City Center Retail.

     City Center Retail intends to help retailers meet their expansion goals more quickly by minimising the administrative time involved in property acquisition, development, leasing and management. Consistent with this strategy, City Center Retail intends to develop and redevelop urban properties for premier retailers. In addition, City Center Retail intends to work with private, institutional and municipal property owners to maximise the value of their properties.

     City Center Retail is building the organisational and financial resources to acquire and redevelop national property portfolios as well as individual properties. City Center Retail's target markets will include "twenty-four hour cities" such as Boston, Chicago, New York, San Francisco and Washington, D.C. In addition to its primary focus on downtown markets and infill locations, where retail demand is strong and property supply is constrained, City Center Retail also targets "main street markets" in smaller communities where City Center Retail customers desire to be located. Critical factors in identifying attractive markets include substantial population density, high median household income, strong employment levels, significant convention and tourism traffic and limited property available for competing developments nearby. The properties selected are typically street-accessed and mixed-use, multi-storey properties which combine retail, restaurant and entertainment uses (with the possibility of office, hotel and residential uses, depending on changing market conditions).

     As a result of SC-U.S. Realty's ownership, City Center Retail's management team has obtained access to Security Capital's management, operating expertise and proprietary strategic research, including the following, in order to provide retail customers with a high level of service:

 .    Research-driven selection of target markets to identify attractive locations for retailers.

 .    A value-added retail operating system to deliver a uniform level of service to every retail customer.

 .    A strong capital base with funding by SC-U.S. Realty.

     City Center Retail's markets are typically pedestrian-orientated shopping districts in or near the downtown areas of major metropolitan cities. Such areas typically have substantial residential, business and tourist bases, with high population density and high income demographics. The real estate supply in these high-density districts is typically constrained, resulting in generally high occupancy levels and a relatively reduced risk of competition from new construction.

     As of 31 December 1998 City Center Retail had made investments in 29 projects for an aggregate cost of $461 million at full funding containing approximately 2.2 million square feet. As of such date, City Center Retail had 6 projects under development and/or redevelopment with an expected total cost at completion of approximately $192 million.

     City Center Retail has four properties which are materially important, on a individual basis to its operations, although none of such properties, on an individual basis, is materially important to SC-U.S. Realty. These properties are located in Miami, Chicago, suburban Chicago and Washington, D.C. These properties are all retail shopping centres with one being an office complex with retail tenants on the first floor. The anchor tenants include large retail department stores, sporting goods retailers, restaurants, movie theatres and one university leasing office space. The occupancy rates of these properties are approximately 93%, 91%, 32% (after redevelopment, 56% leased) and 69% (after redevelopment, 81% leased), with lease maturities for the material tenants coming due from 2004 to 2013. The average rents for square foot range from $16.00 to almost $32.00.

     City Center Retail is still in the early stages of assembling its management team, acquiring a critical mass of properties and developing a value-added operating system. Above all, City Center Retail works closely with municipalities, tenants and property owners to help to ensure that all parties to a transaction are well-served. This long-term perspective also promotes high quality construction standards, as well as allowing City Center Retail to build and continually strengthen relationships with its customers. In the long term, City Center Retail's goal is to become the preferred single-source provider of urban retail space in meeting the national real estate needs of these customers. Information concerning agreements between City Center Retail and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's rights to nominate trustees of City Center Retail and consult with City Center Retail about certain significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Manufactured Housing Communities: CWS Communities Trust

     In December 1997 SC-U.S. Realty established CWS Communities Trust, a private start-up real estate operating company which expects to elect to be taxed as a REIT for its taxable year ending 31 December 1998. CWS Communities acquires, develops and owns manufactured housing communities in selected target markets throughout the U.S. SC-U.S. Realty's objective is to focus CWS Communities on becoming the leading national developer, owner and operator of manufactured housing communities in the United States.

     Based on Security Capital's strategic research, SC-U.S. Realty believes that underlying demand, supply and growth fundamentals for manufactured housing communities in the United States are strong. Demand is being driven by first-time home buyers, as well as aging baby boomers, attracted to the relative affordability, improved product quality and enhanced amenities of new manufactured housing communities compared to traditional site-built homes. SC-U.S. Realty believes that supply is constrained due to the difficulty of identifying attractive sites and receiving zoning approval by municipalities for new development.

     In December 1997 SC-U.S. Realty committed to invest $300 million in common shares of CWS Communities at $10.00 per common share. As of 31 December 1998, SC-U.S. Realty had funded $153 million of its commitment and owned 96.0% of CWS Communities' equity capital. SC-U.S. Realty expects that it will own approximately 80% of CWS Communities upon full funding of its commitment.

     CWS Communities is one of the largest private owners, operators and developers of manufactured housing communities in the United States. As of 31 December 1998 CWS Communities owned and operated or had under contract to acquire or develop a total of 47 communities with over 16,540 spaces in nine states for a total estimated cost of approximately $404 million. None of such properties, on an individual basis, is materially important to CWS Communities SC-U.S. Realty.

     All property titles are held by CWS Communities L.P. (or in wholly owned subsidiaries) in fee simple. All properties are either currently operating or are to be developed into manufactured housing communities. CWS Communities will from time to time purchase manufactured homes for resale. The homes may be leased out on a temporary basis. CWS Communities' primary business is to lease the space/pad where a manufactured home is located. Most leases are one-year leases. CWS Communities has some leases that are as short as month-to-month and as long as five years. Generally, it is expected that substantially all of CWS Communities' leases will expire and renew annually.

     The operating properties may at times require certain capital expenditures. These are considered by CWS Communities to be immaterial in proportion to the current investment. The development, capital expenditures and acquisition of remaining communities under contract are expected to be financed by working capital or the remaining $147 million unfunded commitment of SC-U.S. Realty. As of 31 December 1998 CWS Communities was developing a new community and expanding two existing communities which have a total expected investment of approximately $8 million.

     There are numerous commercial developers, real estate companies and other owners of real estate that compete with CWS Communities in seeking land for development, communities for acquisition, and residents for communities. All of CWS Communities' properties are located in developed areas that include other communities. The number of competitive manufactured housing communities in a particular area could have a material adverse effect on CWS Communities' ability to lease spaces and on the rents charged. In addition, other forms of single family and multifamily residential communities provide housing alternatives to residents and potential residents of CWS Communities' manufactured housing communities.

     CWS Communities is continuing to assemble its management team and is still in the early stages of obtaining a critical mass of properties and implementing a value-added operating system. Although currently privately owned, CWS Communities is expected to conduct an initial public offering within three to five years, after it has acquired a critical mass of ownership and further developed its management team and operating system, subject to market and other conditions. Information concerning certain agreements between CWS Communities and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's right to nominate trustees of CWS Communities and consult with CWS Communities about significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.

     Urban Infill Parking: Urban Growth Property Trust

     In April 1997, SC-U.S. Realty established Urban Growth Property, a private start-up real estate operating company which is taxed as a REIT. Urban Growth Property is focused on acquiring, developing and owning strategically located income-producing land (primarily parking or car parks) in key urban infill locations in selected target markets throughout the U.S.

     Based on Security Capital's strategic research, SC-U.S. Realty believes that a company focused on acquiring, developing and owning strategically located income-producing land in key urban infill and certain suburban locations in selected target markets throughout the U.S. can generate attractive returns. Security Capital's research also indicates that the underlying demand, supply and growth fundamentals for parking lots and car parks in urban infill and certain suburban locations in selected target markets in the U.S. is strong. Growth is a function of increased demand driven by new developments at such locations and the absence of adequate supply.

     The available supply of parking lots and car parks is limited in many of these high-density areas, where the supply of land suitable for development has decreased, thereby improving the market for such properties. Urban Growth Property believes that the 22 properties it owned as of 31 December 1998 are generally in these high-density areas and some offer a higher level of service
or amenities than competing properties.   As of that date, there were two
properties at which planned renovations were being made, which are expected to cost approximately $3.4 million. None of such properties, on an individual basis, is materially important to Urban Growth Property or SC-U.S. Realty.

     As of 31 December 1998 SC-U.S. Realty had funded $181.1 million and owned 98.7% of Urban Growth Property's equity capital.

     Urban Growth Property is in the process of obtaining a critical mass of properties and implementing a value-added operating system. Although currently privately owned, Urban Growth Property is expected to conduct an initial public offering once it has acquired a critical mass of properties and further developed its management team and operating system, subject to market and other conditions. Information concerning certain agreements between Urban Growth Property and SC-U.S. Realty which relate to, among other things, SC-U.S. Realty's rights to nominate trustees of Urban Growth Property and consult with Urban Growth Property about certain significant matters is contained in "--Agreements Between SC-U.S. Realty and its Strategic Investees" below.


         AGREEMENTS BETWEEN SC-U.S. REALTY AND ITS STRATEGIC INVESTEES

CarrAmerica

     As long as SC-U.S. Realty owns at least 25% (by value) of CarrAmerica's outstanding shares of common stock on a fully diluted basis (a "25% Owner"), SC-U.S. Realty is generally entitled to nominate for election by stockholders that number of directors to CarrAmerica's board of directors that corresponds to its percentage ownership of the outstanding shares of common stock (but in no case more than 40% of the directors). CarrAmerica's board of directors currently consists of eight directors, three of which are SC-U.S. Realty's nominees.

     As long as SC-U.S. Realty is a 25% Owner, it is entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to 30% (or up to 35% if necessary for SC-U.S. Realty to maintain at least 25% ownership on a fully diluted basis) of the total of any additional shares of capital stock issued or sold by CarrAmerica or its major subsidiaries. SC-U.S. Realty has the right to purchase or subscribe for such additional shares at the same price and on the same terms as other purchasers or subscribers.

     As long as SC-U.S. Realty is a 25% Owner, CarrAmerica is required to consult with SC-U.S. Realty before approving, among other things, any acquisition or disposition of assets having a value in excess of $25 million, any financing in excess of $25 million, any operating budgets, any new material agreements or arrangements with executive officers or any issuance of equity.

     As part of SC-U.S. Realty's commitment to assist CarrAmerica to become the leading owner, operator and developer of office properties in the United States, SC-U.S. Realty has committed, subject to certain limitations and exceptions, that while it is a 25% Owner, it will not invest (i) in other companies in a similar industry to CarrAmerica or (ii) in the types of properties owned by CarrAmerica.

     SC-U.S. Realty is subject to a standstill agreement which prohibits it from, among other things, acquiring more than 45% of CarrAmerica's outstanding shares of common stock (or more than 40% on a fully diluted basis), soliciting business combination transactions with respect to CarrAmerica, selling, pledging or disposing of shares of common stock in CarrAmerica except in accordance with certain specified limitations, soliciting proxies for an election contest, calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over

5% of any class of voting capital stock of CarrAmerica, making certain transfers of SC-U.S. Realty's capital stock, or seeking representation on CarrAmerica's board of directors or a change in the size or composition of CarrAmerica's board of directors other than with respect to SC-U.S. Realty's nomination rights discussed above. The standstill expires in April 2001 (and will be automatically extended for one-year periods unless SC-U.S. Realty elects to terminate the standstill), but the standstill terminates earlier if, among other things, (i) any person other than SC-U.S. Realty acquires 15% or more of the outstanding shares of common stock of CarrAmerica on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which SC-U.S. Realty is entitled, (ii) CarrAmerica's board of directors authorises the solicitation of proposals for certain business combinations, or CarrAmerica receives a written submission, not rejected by its board, proposing any such transaction, or CarrAmerica's board of directors removes any anti-takeover provisions in connection with any transaction, (iii) certain events of default occur under debt arrangements of CarrAmerica or its subsidiaries, or (iv) CarrAmerica violates certain operating and financial covenants relating to indebtedness limitations, retention of third-party property managers, investment in non-office properties, termination of REIT status, and limitations on issuance of preferred stock and units of Carr Realty, L.P.

     CarrAmerica's charter generally prohibits any one stockholder or group of affiliated stockholders from holding more than 5% of CarrAmerica's outstanding shares of common stock and/or more than 5% of any class or series of CarrAmerica's preferred stock. However, SC-U.S. Realty is generally permitted by the charter to acquire up to 45% of the outstanding shares of common stock and/or up to 45% of any class or series of preferred stock.

     CarrAmerica's organisational documents contain provisions generally preventing foreign investors (other than SC-U.S. Realty and its affiliates) from acquiring additional shares of CarrAmerica's capital stock if, as a result of such acquisition, foreign investors, including SC-U.S. Realty, would hold, directly or indirectly, 50% or more of the fair market value of such capital stock (for these purposes, SC-U.S. Realty is assumed to own 45% of such capital stock). Because SC-U.S. Realty owned 39.9% of CarrAmerica's outstanding common stock as of 31 December 1998, these provisions would effectively limit significant further investment in CarrAmerica by non-U.S. investors.

Storage USA

     As long as SC-U.S. Realty owns 20% or more of Storage USA's outstanding shares of common stock (a "20% Owner"), SC-U.S. Realty is generally entitled to nominate for election to Storage USA's board of directors such number of directors as corresponds to its percentage ownership of the outstanding shares of common stock. Storage USA's board currently consists of nine directors, of which three are SC-U.S. Realty's nominees. Storage USA's charter requires that a majority of the directors on its board be independent.

     As long as SC-U.S. Realty owns 15% or more of Storage USA's outstanding shares of common stock, it is entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to that number of additional shares of capital stock sold or issued by Storage USA or its major subsidiaries which corresponds to SC-U.S. Realty's percentage ownership of the outstanding shares of common stock in Storage USA prior to such sale or issue, up to a maximum of 35% of such securities so issued or sold. SC-U.S. Realty has the right to purchase or subscribe for such additional shares at the same price and on the same terms as the other purchasers or subscribers.

     As long as SC-U.S. Realty is a 20% Owner, Storage USA is required to consult with SC-U.S. Realty before approving, among other things, any acquisition of assets having a value in excess of $25 million, any disposition of assets having a value in excess of $25 million, any business combination proposal, any financing in excess of $150 million, any operating budget, any material change in executive management, any new material agreement or arrangement with executive officers or any issuance of equity in excess of $150 million.

     As part of SC-U.S. Realty's commitment to assist Storage USA to become the pre-eminent national owner, operator and developer of self-storage facilities in the United States, SC-U.S. Realty has committed, subject to certain limitations and exceptions, that while it is a 20% Owner, it will not invest in other companies in a similar industry to Storage USA.

     SC-U.S. Realty is subject to a standstill agreement which prohibits it from, among other things, acquiring more than 42.5% (previously 37.5%) of Storage USA's outstanding shares of common stock, soliciting business combination transactions with respect to Storage USA, pledging or disposing of stock in Storage USA except in limited circumstances, soliciting proxies for an election contest, or calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over 5% of any class of voting capital stock of Storage USA, making certain transfers of SC-U.S. Realty's capital stock, or seeking representation on Storage USA's board of directors other than with respect to SC-U.S. Realty's nomination rights summarised above. The standstill expires in 2003 (and will be automatically extended for one-year periods unless SC-U.S. Realty elects to terminate the standstill), but the standstill terminates earlier if, among other things, (i) any person other than SC-U.S. Realty acquires more than 9.8% of the outstanding shares of common stock of Storage USA on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which SC-U.S. Realty is entitled, (ii) Storage USA's board authorises the solicitation of proposals for certain business combination transactions, or Storage USA receives a written submission, not rejected by the board, proposing any such transaction, or Storage USA's board removes certain anti-takeover provisions in connection with any such transaction, (iii) certain events of default occur under debt arrangements of Storage USA or its subsidiaries, or (iv) Storage USA violates certain operating and financial covenants relating to indebtedness limitations, termination of REIT status, restrictions on securities investments, assets held other than directly by Storage USA, loans to subsidiaries, assets under third-party management, investments in properties unrelated to self-storage facilities, and limitations on ownership of partnership interests.

     Storage USA's charter generally prohibits any one stockholder from holding more than 9.8% of its outstanding shares of common stock. However, SC-U.S. Realty is generally permitted to acquire up to 42.5% of the outstanding shares of common stock. SC-U.S. Realty has been advised by the board of directors of Storage USA that an amendment to the charter will be proposed at the next opportunity to take account of the recent increase in the percentage of Storage USA's shares of common stock which can be acquired by SC-U.S. Realty under the standstill agreement referred to above.

     Storage USA's organisational documents contain provisions generally preventing foreign investors (other than SC-U.S. Realty and its affiliates) from acquiring additional shares of Storage USA's capital stock if, as a result of such acquisition, foreign investors, including SC-U.S. Realty, would hold, directly or indirectly, 50% or more of the fair value of such capital stock.

Regency

     As long as SC-U.S. Realty owns 20% or more of Regency's outstanding shares of common stock (a "20% Regency Owner"), SC-U.S. Realty is generally entitled to nominate for election to Regency's board of directors that number of directors which is the greater of three directors, and that number of directors as corresponds to its percentage ownership of the common stock then outstanding (but in no case more than 49% of the directors). Regency's board currently consists of 13 directors, of which two are SC-U.S. Realty's nominees.

     As long as SC-U.S. Realty owns 15% or more of Regency's outstanding shares of common stock (a "15% Owner"), it is entitled, subject to certain exceptions, to a participation right to purchase or subscribe for up to that number of additional shares of capital stock sold or issued by Regency or its subsidiaries which corresponds to SC-U.S. Realty's percentage ownership of shares of capital stock in Regency prior to such sale or issuance up to a maximum of 49% of such securities so issued or sold. SC-U.S. Realty has the right to purchase or subscribe for such additional shares at substantially the same price and on the same terms as other purchasers or subscribers.

     As long as SC-U.S. Realty is a 20% Regency Owner, Regency will be required to consult with SC-U.S. Realty before approving, among other things, any acquisitions of assets with a value in excess of $10 million, any dispositions of assets with a value in excess of $20 million, any financing in excess of $20 million, any operating budgets, any material change in executive management, any new material agreements or arrangements with executive officers or any issuances of equity.

     As part of SC-U.S. Realty's commitment to assist Regency to become the leading owner, operator and developer of grocery-anchored neighborhood infill shopping centres in the eastern United States, SC-U.S. Realty has committed, subject to certain limitations and exceptions, while it is a 20% Regency Owner, not to invest in other companies in a similar industry to Regency, or in the types of properties owned by Regency within a certain geographic region.

     Regency's charter generally prohibits any one shareholder from holding more than 7% of its outstanding shares of common stock. Regency's charter permits SC-U.S. Realty to acquire up to (i) 60% of the outstanding shares of Regency common stock on a fully diluted basis so long as SC-U.S. Realty owns 45% or more of the outstanding shares of Regency common stock on a fully diluted basis, and
(ii) 49% of the outstanding shares of Regency common stock on a fully diluted basis at any time after SC-U.S. Realty owns less than 45% of the outstanding shares of Regency common stock on a fully diluted basis for a continuous period of 180 days.

     SC-U.S. Realty has agreed with Regency that with regard to certain amendments of Regency's charter or bylaws and with regard to certain extraordinary transactions which require the affirmative vote of a majority of stockholders, it will vote its shares in excess of 49% of the outstanding shares of Regency common stock entitled to vote on the proposal in one of the two following manners, at its option: (i) in accordance with the recommendation of the Regency board of directors, or (ii) proportionately in accordance with the votes of the other holders of Regency common stock. With regard to certain extraordinary transactions submitted to a vote of stockholders which requires the affirmative vote of the holders of two-thirds of the shares of Regency's common stock, SC-U.S. Realty will vote its shares of Regency common stock in excess of 32% of the outstanding shares of Regency common stock entitled to vote on the proposal in one of the two following manners, at its option: (i) in accordance with the recommendation of the Regency board of directors, or (ii) proportionately in accordance with the votes of the other holders of Regency common stock.

     SC-U.S. Realty is subject to a standstill agreement which prohibits it from, among other things, acquiring more than 60% of Regency's outstanding shares of common stock on a fully diluted basis, soliciting business combination transactions with respect to Regency, pledging or disposing of shares in Regency except in limited circumstances, soliciting proxies for an election contest, calling a special meeting of stockholders or making stockholder proposals, acting in concert with third parties to acquire over 5% of any class of voting capital stock of Regency, making certain transfers of SC-U.S. Realty's capital stock, or seeking representation on Regency's board of directors or a change in the size or composition of Regency's board of directors other than with respect to SC-U.S. Realty's nomination rights discussed above. The standstill expires in July 2001 (and will be automatically extended for one-year periods unless SC-U.S. Realty elects to terminate the standstill), but the standstill terminates earlier if, among other things, (i) any person other than SC-U.S. Realty acquires more than 9.8% of the outstanding shares of common stock of Regency on a fully diluted basis or obtains the right to elect a number of directors equal to or greater than the number of directors to which SC-U.S. Realty is entitled,
(ii) Regency's board authorises the solicitation of proposals for certain business combinations, or Regency receives a written submission, not rejected by the board, proposing any such transaction, or Regency's board removes any anti-takeover provisions in connection with any such transaction, (iii) certain events of default occur under debt arrangements of Regency or its subsidiaries, or (iv) Regency violates certain operating and financial covenants relating to indebtedness limitations, termination of REIT status, restrictions on securities investments, assets held other than directly by Regency, loans to subsidiaries, assets under third-party management, investment in properties unrelated to shopping centers, and limitations on ownership of partnership interests.

     Regency's organisational documents contain provisions generally preventing foreign investors (other than SC-U.S. Realty and its affiliates) from acquiring additional shares of Regency's capital stock if, as a result of such acquisition, foreign investors, including SC-U.S. Realty, would hold directly or indirectly 50% or more of the fair market value of such capital stock, or if, as a result of such acquisition, foreign investors, not including SC-U.S. Realty, would hold, directly or indirectly, 5% or more of the fair market value of such capital stock. Notwithstanding the fact that as of 31 December 1998 SC-U.S. Realty owned 37.6% of Regency's shares of common stock on a fully funded and fully diluted basis, these provisions would effectively limit further investment in Regency by non-U.S. investors.

City Center Retail

     As long as SC-U.S. Realty owns 10% or more of City Center Retail's outstanding common shares, SC-U.S. Realty is entitled to nominate for election to City Center Retail's board of trustees such number of trustees as corresponds to its percentage ownership of the outstanding common shares.

     As long as SC-U.S. Realty owns 50% or more of City Center Retail's outstanding common shares, SC-U.S. Realty has consultation rights, and as long as SC-U.S. Realty owns less than 50% but at least 20% of the outstanding common shares, City Center Retail is required to obtain SC-U.S. Realty's approval of any annual operating budget, certain acquisitions, dispositions or developments of assets, certain sales of shares or convertible securities, major financings, certain agreements for the management of properties (as long as SC-U.S. Realty owns at least 15% of the outstanding common shares), appointments and dismissals of executive officers, acquisitions by any person of more than 9.8% of the common shares, the amendment or granting of exemptions to the share ownership limitations in City Center Retail's charter, business combination proposals, and the investment of more than 10% of City Center Retail's assets in other property types.

     City Center Retail's charter prohibits any one shareholder (other than SC-U.S. Realty) from holding more than 9.8% of its outstanding shares.

CWS Communities

     As long as SC-U.S. Realty owns 10% or more of CWS Communities' outstanding common shares, SC-U.S. Realty is entitled to nominate for election three persons (out of the current board size of five members) to CWS Communities' board of trustees, and in the event the board is subsequently expanded, SC-U.S. Realty will be entitled to nominate for election to CWS Communities' board of trustees such number of trustees as corresponds to its percentage ownership of the outstanding shares.

     As long as SC-U.S. Realty owns 50% or more of CWS Communities' outstanding common shares, SC-U.S. Realty has consultation rights, and as long as SC-U.S. Realty owns less than 50% but at least 20% of the outstanding common shares, CWS Communities is required to obtain SC-U.S. Realty's approval of its annual operating budget; major acquisitions, dispositions or developments of assets; certain sales of shares or convertible securities; major financings; certain agreements for the management of properties (as long as SC-U.S. Realty owns at least 15% of the outstanding common shares); appointments and dismissals of executive officers; acquisitions by any person of more than 9.8% of the common shares; the amendment or granting of exemptions to the share ownership limitations in CWS Communities' charter; business combination proposals; or the investment of more than 10% of CWS Communities' assets in other property types.

     CWS Communities' charter prohibits any one shareholder (other than SC-U.S. Realty) from holding more than 9.8% of its outstanding common shares. In addition, the board of trustees of CWS Communities has granted a waiver to certain shareholders allowing ownership of up to certain specified levels, which levels decrease as CWS Communities issues common shares.

Urban Growth Property

     As long as SC-U.S. Realty owns 10% or more of Urban Growth Property's outstanding common shares, SC-U.S. Realty is entitled to nominate for election to Urban Growth Property's board of trustees such number of trustees as corresponds to its percentage ownership of the outstanding shares.

     As long as SC-U.S. Realty owns 50% or more of Urban Growth Property's outstanding common shares, SC-U.S. Realty has consultation rights, and as long as SC-U.S. Realty owns less than 50% but at least 20% of the outstanding common shares, Urban Growth Property is required to obtain SC-U.S. Realty's approval of its annual operating budget; major acquisitions, dispositions or developments of assets; certain sales of shares or convertible securities; major financings; certain agreements for the management of properties (as long as SC-U.S. Realty owns at least 15% of the outstanding common shares); appointments and dismissals of executive officers; acquisitions by any person of more than 9.8% of the common shares; the amendment or granting of exemptions to the share ownership limitations in Urban Growth Property's charter; business combination proposals; or the investment of more than 10% of Urban Growth Property's assets in other property types.

     Urban Growth Property's charter prohibits any one shareholder (other than SC-U.S. Realty) from holding more than 9.8% of its outstanding common shares.

                                  THE COMPANY

     Security Capital U.S. Realty was established on 7 July 1995 in Luxembourg. It is constituted as a Societe d'Investissement a Capital Fixe ("SICAF"). The main object of the Company as stated in Article 4 of its Articles is to invest in real estate (i) directly or (ii) through one or several subsidiaries or (iii) through direct or indirect shareholdings in, and convertible and other debt of, real estate companies with the purpose of spreading investment risks and affording Shareholders the results of the management of its assets. The Company is registered with the Register de Commerce et des Societes du Tribunal d'Arrondissement de et a Luxembourg under number B51654. The Company is closed-ended as to redemptions. The Company is governed by Part II of the Luxembourg Law of 30 March 1988 on Undertakings for Collective Investment.

     The Company is subject to regulation in Luxembourg as a real estate investment company. The operational supervision of the Company is exercised in the first instance in Luxembourg. The Dutch Central Bank (De Nederlandsche Bank
NV) has granted the Company authorisation under the Investment Institution Supervision Act (Wet toezicht beleggingsinstellingenplain). Regulation of the Company by the Dutch Central Bank enables the Company to offer Shares in the Netherlands. Being subject to regulation does not mean that any regulatory authority has confirmed the contents of this document.


     The shareholders of a SICAF have limited liability, having at risk only the amount contributed by them to the SICAF in exchange for their shares.

     A SICAF is required to publish an annual report (containing audited financial statements) and a semi-annual report. All accounting information provided in the annual report must be audited by an authorised independent auditor.

     The Company owns its assets directly or indirectly through one or more wholly-owned subsidiaries of the Company. The Company and these subsidiaries are sometimes collectively referred to as "SC-U.S. Realty".

                               OPERATING ADVISOR

     SC-U.S. Realty is advised by the Operating Advisor, a Luxembourg corporation, headquartered in Europe, which is a wholly-owned subsidiary of Security Capital Group. The Operating Advisor provides advice on strategy, investments, finance and certain other administrative matters affecting SC-U.S. Realty. See also "Operating Advisor" in Item 13. In order to achieve the optimal U.S.-based coverage of real estate opportunities, the Operating Advisor sub-contracts for certain services through the Sub-Advisor, a wholly-owned subsidiary of Security Capital Group. The

SECURITY CAPITAL U.S. REALTY

100%
Security Capital Holdings S.A.

35.0%
Security Capital
Group
Incorporated

100%
Strategic
Investment
Positions

Special Opportunity
Positions

100%
Security Capital
U.S. Realty Management S.A.
(Operating Advisor)

Security Capital
Investment Research
Incorporated
(Sub-Advisor)

Percentage interests are based on the number of shares outstanding as of 31 December 1998.



services provided by the Sub-Advisor include fundamental research, investment identification, investment due diligence and investment monitoring. The Sub-Advisor has access to all of the market information, demographic research and operating strategies of Security Capital Group and its affiliates. SC-U.S. Realty pays an advisory fee to the Operating Advisor, which is responsible for paying all fees of the Sub-Advisor and any other Security Capital Group advisory affiliates. The advisory fee (which is calculated on the basis of 1.25% per annum of the average monthly value of funds invested by SC-U.S. Realty in any calendar year, excluding funds placed by SC-U.S. Realty in liquid, short-term investments pending further investment or in investments in Security Capital Group securities) is described in greater detail in "Charges and Expenses-- Operating Advisor Fees" in Item 11. SC-U.S. Realty pays its own third-party operating and administrative expenses and transaction costs, provided that the Operating Advisor's fee will be reduced to the extent that such third-party operating and administrative expenses exceed 0.25% per annum of the average monthly value of funds invested by SC-U.S. Realty in any calendar year. For the year ended 31 December 1998 such expenses were approximately 0.09% per annum of the average monthly value of funds invested by SC-U.S. Realty, excluding funds placed by SC-U.S. Realty in liquid, short-term investments pending further investment or in investments in Security Capital Group securities.

                   RELATIONSHIP WITH SECURITY CAPITAL GROUP

     Security Capital Group is a publicly traded U.S. real estate research, investment and operating management company with a fully converted shareholders' equity, based on fair value, assuming conversion of all convertible securities and common stock equivalents, of $3.38 billion as of 31 December 1998. At 31 December 1998, Security Capital Group had direct and indirect strategic investments in 17 private and public real estate operating companies with a combined total market capitalisation of $24.0 billion. Security Capital Group's strategy is to create the optimal organisation to lead and profit from global real estate securitisation.

     Security Capital Group is the sole shareholder of the Operating Advisor and the Sub-Advisor. SC-U.S. Realty therefore has access, through the Operating Advisor and the Sub-Advisor, to the extensive proprietary research generated by Security Capital Group and its direct and indirect subsidiaries. In accordance with the Articles, all transactions with the Operating Advisor and Security Capital Group, including purchases of Security Capital Group securities (within the limit set by Management of up to 10% of the Company's assets) and renewals of the advisory agreement with the Operating Advisor must be approved by a majority of the Company's independent Directors as well as a majority of the Directors. Management believes that the total cash investment of Security Capital Group in the Company ($722.7 million, at cost, as of 31 December 1998) substantially aligns the Operating Advisor's and Security Capital Group's economic interests with those of the Company's independent Shareholders. Conflicts of interest could nevertheless occur.

     Security Capital Group has direct and indirect subsidiaries which provide capital markets, advisory, acquisition and proprietary research services to affiliates of Security Capital Group. At times, strategic investees of SC-U.S. Realty may engage such Security Capital Group affiliates for specific projects. Any such engagement would be subject to the approval of the unaffiliated directors of such strategic investee (which generally will constitute a majority of such strategic investee's board of directors) and be on arm's length terms. The purpose of any such engagement would be to enable the strategic investee to take advantage of the specialised capabilities of Security Capital Group, without being required to invest the time and capital, or undertake the risks, necessary to develop such specialised capabilities internally.

     SC-U.S. Realty has acquired shares of common stock and convertible debentures of Security Capital Group at an aggregate cost of $165 million, all of such acquisitions having been made at arm's length prices and on the same terms as for other investors who subscribed for such securities. The purpose of these investments in Security Capital Group was to provide SC-U.S. Realty with the benefit of exposure to specific niches within the multifamily and industrial real estate sectors, as well as the diversification benefits of real estate management and advisory fee income through Security Capital Group's real estate services and advisory activities. Security Capital Group augments its operating company returns with revenues received for advising and managing real estate companies (including SC-U.S. Realty).

     Security Capital Group from time to time purchases Shares, and may purchase indebtedness for investment purposes. Future purchases of Shares by Security Capital Group will either be arm's length purchases from unaffiliated third parties, purchases in the open market or purchases in offerings by SC-U.S. Realty and, in the last case, Security Capital Group will invest on no more favourable terms, including as to price, than unaffiliated investors.

     Security Capital Group has stated that long-term strategic investment opportunities in equity REITs located in the United States, which are not engaged in operating property types in which Security Capital Group currently owns a strategic position, generally will be allocated to SC-U.S. Realty, although there can be no assurance that Security Capital Group will maintain such policy in the future.

                     VALUATION AND INVESTMENT RESTRICTIONS

Valuation

     Pursuant to the Articles, SC-U.S. Realty is required to report its NAV annually. SC-U.S. Realty intends to calculate its NAV and report it to major news services for international publication on a quarterly basis. In order to determine its NAV, SC-U.S. Realty subtracts total liabilities from total asset value, then divides by the number of Shares outstanding as of each Valuation Day.

     Total asset value will be based primarily upon the NYSE market price of SC-U.S. Realty's publicly traded strategic investment positions and publicly traded special opportunity positions (these two categories of assets being intended to constitute, over the long term, the substantial majority of SC-U.S. Realty's assets).

     Private company investments are valued on the basis of the probable net realisation value estimated with prudence and in good faith by the Board of Directors. For private company investments in which SC-U.S. Realty has an ownership interest, SC-U.S. Realty will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used, if it determines that such valuation better reflects the fair value of any assets of SC-U.S. Realty. Once a privately held company has completed its initial public offering of shares of common stock and such shares are traded on an established market, SC-U.S. Realty will use the market price of such shares for NAV purposes. SC-U.S. Realty expects the shares of all of its strategic investees ultimately to be traded in established trading markets (primarily the NYSE).

     The value of any cash on hand or on deposit, bills and demand notes and similar items will, in accordance with the Articles, be deemed to be the full amount thereof. Other than as described above, all other securities and other assets, including debt and restricted securities, are valued on the basis of dealer supplied quotations, or by a pricing service approved by the Board of Directors or, to the extent such prices are not deemed to be representative of market values, such securities and other assets will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     The Board of Directors, in its discretion, may permit some other method of valuation to be used, if it considers that such valuation better reflects the fair value of any asset of SC-U.S. Realty.

     The foregoing is a summary of the key elements of the calculation of SC-U.S. Realty's NAV.

Investment Restrictions

     The Directors have established the following investment restrictions for SC-U.S. Realty:

 .    SC-U.S. Realty will invest in real estate generally through shareholdings in, and convertible and other debt of, United States real estate companies whose exclusive object is the acquisition, development, promotion, sale and lease of properties (a "real estate company"), provided that these holdings must be determined by the Directors to be at least as liquid as the properties or property rights held directly by SC-U.S. Realty. SC-U.S. Realty may also invest up to 10% of its assets in securities of Security Capital Group, although the Directors expect that in the long term less than 5% of SC-U.S. Realty's assets will be invested in securities of Security Capital Group. SC-U.S. Realty will also be permitted to invest directly in properties or property rights (subject to certain restrictions agreed upon with certain strategic investees, as described in "--Agreements between SC-U.S. Realty and its Strategic Investees" above).

 .    In order to achieve a minimum spread of investment risks, SC-U.S. Realty is not permitted to (except during an initial period which expires on 30 October 1999) invest more than 20% of its net assets, directly or through a strategic investee, in a single real estate property. A real estate property whose economic viability is linked to another real estate property is not considered a separate item of property for this purpose. In addition, SC-U.S. Realty may not (except during an initial period which expires on 30 October 1999) invest more than 20% of its net assets in a single real estate company that is not a strategic investee. As of 31 December 1998, SC-U.S. Realty was in compliance with each of these tests and expects to continue to be in compliance with these tests in the future.

 .    Under Luxembourg law and the Articles, the aggregate of all borrowings of
     SC-U.S. Realty may not exceed on average 50% of the aggregate valuation of the sum of SC-U.S. Realty's (i) debt and equity interest in its real estate companies and (ii) direct properties and property rights. The long-term targeted maximum debt percentage is 30% to 40%.

Other Matters

     SC-U.S. Realty is not registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), in reliance on an exemption provided by Rule 3a-1 promulgated under the Investment Company Act. SC-U.S. Realty is not required to register as an investment company because it is principally engaged in the real estate business through companies that it primarily controls, as that term is used in the Investment Company Act, through its equity ownership, investor agreements, board representation or other control rights, which allow SC-U.S. Realty to exert significant influence over the operations of each of its strategic investees. SC-U.S. Realty currently intends to exert similar influence over any other strategic investee through which it makes future investments.


ITEM 2.  DESCRIPTION OF PROPERTY

     SC-U.S. Realty does not hold any direct interests in real estate.


ITEM 3.  LEGAL PROCEEDINGS

     SC-U.S. Realty and its subsidiaries currently are not parties to any legal proceedings.

ITEM 4.  CONTROL OF REGISTRANT

     See "Relationship with Security Capital Group" in Item 1, "Operating Advisor" in Item 13 and as more fully described below.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of 31 March 1999, the ownership of Shares for (i) each person known to the Company to be the owner of more than 10% of the Shares and (ii) the officers and Directors as a group. No American Depositary Receipts ("ADRs") being registered hereby were outstanding on that date. As described below under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders -- Description of American Depositary Shares -- Rule 144A American Depositary Receipt Facility", SC-U.S. Realty has a Rule 144A ADR facility which will be terminating shortly."

                                                         Percent of
                                             Amount     Outstanding
Name of Owner                                Owned         Shares
-------------                            -------------  -----------
SC Realty Shares Limited...............  60,572,716(1)         35.0
All officers and Directors as a group..     344,663             0.2

----------------
(1) SC Realty Shares Limited, a Bermuda company, is an indirectly wholly-owned subsidiary of Security Capital Group. Excludes 30,000 Shares owned of record by the Operating Advisor.


ITEM 5.  NATURE OF TRADING MARKET

     Market Prices

     The Shares have traded on the AEX since 27 June 1996.  On 21 May 1999,
                                                               ------
the closing price per Share on the AEX (as quoted by Bloomberg Financial Markets) was $9.00. The following table shows the high and low closing prices
              ----
of the Shares on the AEX during certain periods since trading began:

                                               High            Low
                                           Closing Price  Closing Price
                                           -------------  -------------
1996
     Third Quarter..........................      $11.50         $10.40
     Fourth Quarter.........................       12.80          10.80
1997
     First Quarter..........................       14.50          12.70
     Second Quarter.........................       16.00          13.40
     Third Quarter..........................       15.30          14.00
     Fourth Quarter.........................       15.50          13.50
1998
     First Quarter..........................       16.00          13.10
     Second Quarter.........................       14.00          12.20
     Third Quarter..........................       13.00           9.90
     Fourth Quarter.........................       10.60           8.00
1999
     First Quarter..........................        9.80           7.70
     Second Quarter (through 21 May 1999)...        9.75           7.70
                             ------

Source: Bloomberg Financial Markets.

     The Shares are also listed on the LSE, but no substantial trading of Shares has occurred on the LSE.

     There has been no market for the American Depositary Shares ("ADSs" and together with the Shares, "Securities").

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The following is a description of the material provisions of the Deposit Agreement (the "Deposit Agreement") to be entered into among the Company, The Bank of New York, as Depositary (the "Depositary"), and the holders from time to time of registered ADRs. Such summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is governed by the laws of the State of New York. The corporate trust office of the Depositary is 101 Barclay Street, New York, New York 10286 and the principal executive office is located at One Wall Street, New York, New York 10286. Terms used in this section and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

     ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR evidences a specified number of ADSs and each ADS represents one Share (or evidence of a right to receive such Share) deposited with the Depositary or the Depositary's custodian (the "Custodian"). An ADR may represent any number of ADSs.

Deposited Securities

     As used in this section, "Deposited Securities" as of any time means Shares at such time deposited (or deemed to be deposited) under the Deposit Agreement and any cash, securities or other property received by the Depositary or the Custodian in respect thereof and at such time held thereunder.

     Deposit and Withdrawal of Deposited Securities

     The Depositary has agreed that, upon deposit with the Custodian of Shares (or evidence of rights to receive the same), accompanied by an appropriate instrument of transfer or endorsement, and subject to the terms of the Deposit Agreement, it will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at the Corporate Trust Office of the Depositary, to or upon the order of the person or persons specified by the depositor, an ADR or ADRs registered in the name of such person or persons and evidencing the number of ADSs relating to such deposit. Each person depositing Shares and each certificate therefor are deemed to represent and warrant that
(i) such Shares are validly issued and subscribed for, fully paid and non-assessable and free of any preemptive rights, (ii) such person is duly authorised to deposit Shares and (iii) such Shares are not, and the ADRs issuable upon deposit will not be, restricted securities under the Securities Act of 1933 (the "Securities Act").

     The Depositary may issue ADRs against the rights to receive Shares from the Company or any agent of the Company recording Share ownership. The Depositary will not issue ADRs against any other rights to receive Shares unless (i) such ADRs are fully collateralised (marked to market daily) with cash or such other collateral as the Depositary deems appropriate, (ii) the applicant for such ADRs represents in writing that it or its customer owns such Shares before the issuance of such ADRs, (iii) such issuance shall be terminable by the Depositary on not more than five Business Days' notice and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate. Additionally, the Depositary will limit the ADRs so issued to 30% of the ADSs outstanding (without giving effect to ADSs evidenced by outstanding pre-released
ADRs) (provided, however, the Depositary reserves the right to disregard such limit from time to time as it deems appropriate).

     Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the charges provided in the Depositary Agreement and subject to the terms thereof and of the Articles and the Deposited Securities, ADR holders are entitled to delivery at the office of the Custodian of documents of title representing the Deposited Securities and, at the Corporate Trust Office of the Depositary, any other property (including cash) represented by the

ADSs evidenced by the ADRs so surrendered. The forwarding of documents of title and other property (including cash) for delivery at the Corporate Trust Office of the Depositary is at the request, risk and expense of the ADR holder.

     Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

     Dividends on the ADSs will be paid in US dollars. Whenever the Depositary receives from the Company or the Custodian any cash dividends or other cash distributions denominated in a currency other than US dollars, it shall, to the extent that in its judgment it can convert such currency on a reasonable basis into US dollars and transfer the resulting amounts to the United States, convert such dividends and distributions to US dollars and distribute such amount to the holders of ADRs in proportion to the number of ADSs representing such Deposited Securities held by each of them. The amount distributed will be reduced as appropriate by any amounts required to be withheld by the Company, its agents or the Depositary on account of taxes. See "Taxation" in Item 7.

     If a distribution on any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the approval of the Company, and shall if the Company requests, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs evidencing an aggregate number of ADSs that represents the number of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement, including the withholding of taxes, if any, and payment of fees to the Depositary. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary may sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds to holders of ADRs in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS shall thenceforth also represent the additional Shares distributed in respect of the Shares represented by such ADS prior to such distribution.

     If the Company offers or causes to be offered to the holders of Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will, after consultation with the Company, have discretion as to the procedure to be followed in making such rights available to holders of ADRs, or in disposing of such rights on behalf of the holders of ADRs and making the net proceeds available in US dollars to such holders; provided that the Depositary will, if requested by the Company, either (a) make such rights available to holders of ADRs by means of rights, warrants or otherwise, if the Depositary determines it to be lawful or feasible or (b) after consultation with the Company, if making such rights available is not lawful or feasible, or if the rights represented by such rights, warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the net proceeds of such sale for the account of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, the date of delivery of any ADR, or otherwise. Such a disposal of rights may reduce the equity interest in the Company of such holders.

     If a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for the Company to offer such rights to holders of ADRs and selling the securities represented by such rights, the Depositary will not offer such rights to holders of ADRs unless and until such a registration statement is in effect or unless the offer and sale of such securities to holders of ADRs are exempt from registration under the Securities Act and the Depositary has received an opinion from recognised counsel in the United States for the Company upon which the Depositary can rely that the offering and sale of such securities to the holders of such ADRs are exempt from registration under the Securities Act. The Company however, does not have any obligation to prepare or file any registration statement mentioned above.

     If the Depositary determines that any distribution in property (including Shares or rights to subscribe therefore) is subject to any tax or governmental charge that the Depositary is obligated to withhold or pay, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, by public or private sale, as the Depositary deems necessary and practicable, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or charges to the ADR holders entitled thereto.

     Upon any change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalisation, reorganisation, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the ADSs shall thenceforth represent the right to receive new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered as in the case of a share dividend, or unless the Depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

     Whenever any cash dividend or other cash distribution shall become payable, or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever for any reason there is a change in the number of Shares that are represented by each ADS, the Depositary shall, after consultation with the Company to the extent practicable if such record date is different from the record date applicable to the holders of Shares, fix a record date, for (a) determining the holders of ADRs who shall be entitled (i) to receive such dividend, distribution or rights, or the net proceeds of sale thereof, or (ii) to give instructions for the exercise of voting rights at any such meeting or
(b) fixing the date on or after which each ADS will evidence the changed number of Shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Deposited Securities

     Upon receipt of notice of any meeting at which holders of Shares or other Deposited Securities are entitled to vote, the Depositary shall, as soon as practicable thereafter, mail to the holders of ADRs a notice which shall be prepared by the Depositary and approved by the Company, which shall contain (a) such information as is contained in such notice of meeting, (b) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of law and of the Articles, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Deposited Securities represented by their respective ADSs and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. Upon the written request of a holder of an ADR on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable to vote or cause to be voted the amount of Deposited Securities represented by such ADR in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that the Custodian and any of their nominees shall not vote the amount of Shares or other Deposited Securities, represented by an ADR unless it receives instructions from the holder of such ADR, nor shall the Depositary or Custodian demand a poll.

Reports

     The Depositary makes available for inspection by ADR holders at the Corporate Trust Office of the Depositary any reports and communications received from the Company which are both (a) received by the Depositary or the Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary also sends to ADR holders copies of such reports when furnished by the Company pursuant to the Deposit Agreement.

Amendment and Termination of the Deposit Agreement

     The form of the ADR and the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. Any amendment that imposes or increases any fees or charges (other than fees of the Depositary for the execution and delivery or cancellation of ADRs and the taxes and other governmental charges), or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 90 days after notice of such amendment has been given to the record holders of outstanding ADRs. Every holder of an ADR at the time such amendment so becomes effective shall be deemed, by continuing to hold such

ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender the ADRs held by it and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

     Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days after the Depositary shall have delivered to the Company a notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the holder of an ADR will, upon
(a) surrender of such ADR at the Depositary's Office, (b) payment of the fee of the Depositary for the surrender of ADRs and (c) payment of any applicable taxes or governmental charges, be entitled to delivery of the amount of Deposited Securities represented by the ADSs evidenced by such ADR.

     If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (i) the collection of the dividends and other distributions pertaining to the Deposited Securities, (ii) the sale of rights as provided in the Deposit Agreement and (iii) the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not theretofore been surrendered, such holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash.

Charges of Depositary

     The Depositary will charge any party depositing or withdrawing Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever applicable:
(1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement, (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution, delivery and surrender of ADRs pursuant to the Deposit Agreement, although this fee has been waived with respect to transactions occurring with the first 90 days following the effectiveness of this Form 20-F, (6) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, except for distributions of cash dividends and (7) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee charged as a result of the deposit of such securities (for purposes of this clause (7) treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to the holders thereof.

Liability of Holder for Taxes

     Any tax, duty or other governmental charge (including, without limitation, any stamp tax) payable by the Custodian, the Depositary or any nominee of either of them with respect to any ADR or any Deposited Securities underlying any ADR shall be payable by the holder of such ADR to the Depositary. The Depositary may refuse to effect registration of transfer of such ADR or any transfer and withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other cash distributions constituting Deposited Securities underlying such ADR or may sell for the account of the holder thereof any part or all of the other Deposited Securities underlying such ADR and may apply such cash or the net proceeds of any such sale in payment of any such tax, duty or other governmental charge, the holder of such ADR remaining liable for any deficiency.

General

     Neither the Depositary nor the Company will be liable to the holders of ADRs if prevented or delayed by law or by reason of any provision, present or future, of the Articles or the Deposited Securities or any circumstances beyond its control from performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement are expressly limited to using their best judgment and good faith in the performance of their respective obligations specifically set forth in this section.

     The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performances of its duties or at the request of the Company. As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any ADR or transfer or withdrawal of Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or any governmental charge (including, without limitation, any amounts in respect of applicable stamp taxes payable by a holder in accordance with the Deposit Agreement) and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Deposited Securities until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or appropriate or as the Company may require by written request to the Depositary or the Custodian. Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities may not be suspended except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Deposited Securities in connection with voting at a meeting of shareholders or payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities.

     The delivery, registration of transfer and surrender of ADRs generally may be suspended during any period when the transfer books of the Depositary or the Company are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of the Articles, relevant law, any government or governmental body or commission or any securities exchange on which the ADRs or Shares are listed.

     The Depositary will keep books, at its transfer office in the City of New York, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the holders of ADRs and the Company, provided that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs or Shares.

     The Depositary, upon the request or with the approval of the Company, may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADRs or persons entitled thereto.

Rule 144A American Depositary Receipt Facility

     In connection with a prior offering of Shares, the Company established a Rule 144A ADR facility. It is expected that holders of the Rule 144A ADRs will be able to exchange those for the ADRs which the Company is registering hereby.

     The terms of the Rule 144A ADRs are governed by the Rule 144A Deposit Agreement between the Company and The Bank of New York, as depositary (the "Rule 144A Deposit Agreement"). Pursuant to the Rule 144A ADR facility, the Bank of New York technically has the right to vote all the Shares which are subject to the Rule 144A ADR facility and to receive all dividend payments on behalf of the Rule 144A ADR subscribers, as it is the Shareholder of record in the register of the Company. However, pursuant to the Rule 144A Deposit Agreement, The Bank of New York is required to distribute all dividends less any amounts permitted or required to be withheld pursuant to the terms of the Rule 144A Deposit Agreement to the Rule 144A ADR subscribers and to request instructions from the Rule 144A ADR subscribers as to the voting of the Shares which are subject to the Rule 144A ADR facility. The Rule 144A ADR subscribers will also have the right to transfer their ownership directly to their own name at any time by converting their Rule 144A ADRs into shares. In addition, Rule 144A ADR subscribers, through the Rule 144A ADR facility, receive all materials sent to Shareholders by the Company.

     For more information concerning the Rule 144A ADR facility, a copy of the Rule 144A Deposit Agreement will be furnished upon request.

DESCRIPTION OF SHARES

General

     Shares will only be issued in registered form. The power to issue new Shares is vested in the general meeting of Shareholders and in the Directors of the Company. The Company has an authorised capital of $1,000,000,000 consisting of 500,000,000 Shares, par value of $2.00 per share. As of 31 December 1998, the Company had an issued capital of 173,123,743 Shares, representing issued capital of $346,247,485. Pursuant to the Articles, the Board of Directors is authorised to issue additional Shares up to the total authorised capital. The Shares will participate equally in the payment of dividends when, as and if declared by the general meeting of Shareholders, upon proposal from the Directors, in their sole discretion.

     All Shares must be fully paid up. The Articles provide that Shareholders will have preferential or preemptive rights if Shares are offered at below NAV, provided, however, that the Company does not have to reserve such preferential and ratable right in circumstances where the price per Share at which the Shares are offered for subscription is not less than the last available sales price (on the stock exchange having the highest average daily volume in Shares) reported on the last trading day preceding the time upon which the Directors approved the pricing of the Shares. See "--Future Share Issuances--Rights Offerings and Convertible Debt" below. Each Share is entitled to one vote at any general meeting of Shareholders, in compliance with Luxembourg law and the Articles, subject to the special voting provisions described below. The Shares will vote together as a single class at any general meeting and will have equal rights in all respects. The Board of Directors may, however, in particular circumstances subdivide the Shares into two series of Shares. The circumstances under which the Board of Directors can resolve to do so and the consequences of such subdivision are set out in the Articles.

     Shares are freely transferable subject to the Share ownership limitations and other provisions described in Article 9 of the Articles.

     The inscription of a Shareholder's name in the register of Shares evidences its right of ownership of such registered Shares, and, unless a Share certificate is delivered, a holder of registered Shares shall receive a written confirmation of its shareholding.

     Forms for the transfer of Shares are available at the offices of the Transfer Agent.

Future Share Issuances

     General

     The Articles provide that Shares offered from time to time will be offered at a price per Share which is no less than NAV except (A) by reserving for existing Shareholders the right to subscribe for new Shares on a preferential and ratable basis in compliance with the Articles, provided, however, that the Company does not have to reserve such preferential and ratable right in circumstances where the price per Share at which the Shares are offered for subscription is not less than the last available sales price (on the stock exchange having the highest average daily volume in Shares) reported on the last trading day preceding the time upon which the Directors approved the pricing of the Shares or (B) in connection with the conversion of outstanding debt securities.

     Shares may be offered by way of private placement or public offering if the Directors of the Company and the directors of HOLDINGS determine to raise additional capital in order to enable SC-U.S. Realty to take advantage of further investment opportunities.

     The Company has the authority under its Articles to increase the issue price per Share by the estimated costs and expenses to be incurred by the Company for investing the proceeds of the issue and by applicable sales commissions. In addition, the Company has the authority under its Articles to pay such costs and expenses and applicable sales commissions from the assets of the Company rather than increasing the price at which Shares are offered. The Company intends to use such authority when market conditions indicate that to do so would be in the best interests of the Company and its Shareholders.

     Rights Offerings and Convertible Debt

     While the Company intends to continue capitalising itself by issuing Shares to investors at or above NAV or at or above market price where this is the most appropriate method, the Company also has the additional flexibility of raising capital through Rights Offerings (i.e., by reserving for existing Shareholders a preferential and ratable right to subscribe for new Shares). With respect to existing Shareholders who elect not to exercise any rights to subscribe for new Shares in a Rights Offering, the Company would, in accordance with Luxembourg law, be required to ensure that such nonparticipating Shareholders would receive value for such rights which they do not exercise, including arranging for such rights to be publicly sold on the LSE. The Company retains the right to do Rights Offerings for financing flexibility, but has not done a Rights Offering and has no current plans to do a Rights Offering.

     If the Company issued Shares at a price below NAV, existing Shareholders of the Company would experience some reduction in the NAV of outstanding Shares. This is because in determining NAV after the issuance of new Shares, the assets of the Company would be divided by a larger number of Shares. Although the assets of the Company would have been increased by the proceeds of the offering, the proceeds would not be sufficient to maintain the pre-offering NAV because the Shares issued in the offering would have been issued at a price below the pre-offering NAV.

     The Articles also permit the Board of Directors to issue debt securities convertible into Shares at a conversion price which is above the last reported sales price (on the stock exchange having the highest average daily volume in Shares), reported on the last trading day preceding the time upon which the Directors approved the pricing of the convertible debt securities and provided further that the price per Share which such debt securities are convertible into shall be capable of adjustment or deemed fit by the Directors in order to prevent the holders of the convertible debt securities from being diluted. Typically, an offering of convertible debt securities would provide conversion rights that could be exercised by the holders at any time after issuance of the securities, but prior to maturity (normally five to ten years after issuance).

     If, after the Company issued convertible debt securities, NAV increased to a level above the conversion price, then the potential conversion of such debt securities would impact NAV growth, diluting it from what it would be without such conversion. This is because although the Company's net assets would increase upon conversion of such convertible debt securities (as a result of canceling the indebtedness represented by such convertible debt securities), the increase in the Company's net assets would be less than the aggregate NAV of the Shares issued upon conversion of the convertible debt securities. However, the Company and its Shareholders would have benefitted from the issue of the convertible debt securities as such would give the Company access to an additional source of funds at a lower interest rate than, in the Directors' judgement, would have been available in a conventional borrowing transaction. The Company would have used these funds to make additional investments intended to increase NAV for the benefit of all Shareholders.

Trading through ASAS

     The Shares are traded on the AEX through ASAS. This system was developed by the AEX to enable foreign companies with registered shares to list their shares on the AEX. The Shares do not therefore trade on the AEX in physical form.

     Under ASAS, the legal owner of the Shares is Nominee Amsterdam Stock Exchange N.V. ("Nominee"), a wholly-owned subsidiary of the AEX-Clearing and Depository N.V. which acts exclusively as depositary company. Nominee keeps accounts on behalf of its participants (Dutch and foreign financial institutions which meet certain criteria) in which it has booked such number of Shares to which each participant is entitled. Nominee may, however, only book credits on the accounts of participants of ASAS when the Shares are deposited with a custodian in its name and/or on its behalf.

     Participants in ASAS have a claim against Nominee for delivery of the Shares. An investor has an account with an ASAS participant (the "Account Holder"), to which the Shares to which it is entitled are credited. Investors have a claim against the Account Holder for delivery of the Shares to which they are entitled. Transfers of Shares are effected through book entries.

     All payments made in respect of the Shares by the Company are effected through ASAS. This means that payments on behalf of the investor by the Company will be made via the Account Holder.

     If the investor holds its Shares through ASAS, notice and other information from the Company will not be sent directly to the relevant investor by the Company. The Company will publish notices to Shareholders in the Daily Official List (Officiele Prijscourant) of the Amsterdam Exchanges N.V. and at least one Dutch newspaper, which notice will also indicate, when appropriate, where Shareholders can obtain copies of the documents to which the notice refers.

Clearing and Settlement through Euroclear and Cedel

     Transfers of Shares held within Euroclear and Cedel will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold Shares through Euroclear and/or Cedel will be effected through the respective depositaries of Euroclear and Cedel.

Share Ownership Limitations

     Article 9 of the Articles contains certain provisions restricting the transfer and the voting power of the Shares, including the Shares to be acquired upon conversion of convertible debt securities, to help prevent the Company from being treated as a personal holding company ("PHC"), a foreign personal holding company ("FPHC") or a controlled foreign corporation ("CFC") for U.S. federal income tax purposes. If the Company were treated as a PHC, FPHC or CFC, such treatment could result in adverse U.S. federal income tax consequences to some U.S. Shareholders.

     Article 9 of the Articles provides that any transfer is not enforceable against the Company if such transfer would result in any person (other than Security Capital Group) "beneficially owning" more than 9.5% of the outstanding Shares. If the transfer cannot be unenforceable against the Company because transfer occurred through the facilities of a stock exchange or for some other reason, the Shares become "Excess Shares" and are transferred to the "Excess Shares Fiduciary" as described in Article 9 of the Articles. "Beneficial ownership" is defined in the Articles based on the rules contained in the U.S. Internal Revenue Code.

Redemption of Shares

     The Company is a closed-end undertaking for collective investment; consequently, the Shares shall not be redeemable at the request of a Shareholder. The Company may however determine to purchase shares on a stock exchange at market price; provided, however, that such market price is not above NAV.

Pro Rata Redemptions

     Pursuant to Article 8 of the Articles, the Company may redeem the Shares within the limits of Luxembourg law and the Articles whenever the Directors consider a redemption to be in the best interests of the Company. Shares may, in particular and at the option of the Directors, be redeemed, on a pro rata basis as between existing Shareholders, in order to return to Shareholders the proceeds of the disposal by SC-U.S. Realty of investment assets.

     The Company does not currently intend to redeem any Shares.

Special ERISA Redemptions

     The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code prohibit certain transactions between (a) employee benefit plans (as defined in the section 3(3) of ERISA), (b) plans described in section 4975 (e)(1) of the Code, (c) any entities whose underlying assets include Plan Assets in accordance with ERISA by reason of a plan's investment in such entities (each a "Plan") and (d) persons who have certain specified relations to such Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Such transactions are known as "Prohibited Transactions" under ERISA and the Code. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA.

     Based on an opinion of counsel and on the Company's operating policies, the Company qualifies as a "venture capital operating company" ("VCOC") under regulations issued by the U.S. Department of Labor under ERISA, and therefore the underlying assets of the Company will not be Plan Assets in accordance with ERISA and will be exempt from the application of ERISA. If it is determined that the Company failed or will fail to qualify as a VCOC and no other exemption from ERISA is applicable, the Company will redeem Shares held by pension plans and other U.S. and non-U.S. benefit funds pro rata to the extent necessary to cause such investors, as a group, thereafter to own less than 25% of the outstanding Shares. This action will make ERISA inapplicable to the assets of the Company.

Redemption Price

     The redemption price will be the NAV as determined by applying the provisions of Article 10 of the Articles calculated on the relevant Valuation Day, less an amount equal to any duties and charges which would be incurred upon the disposal of SC-U.S. Realty's investments in order to fund such a redemption; provided, however, that if Shares are redeemed otherwise than on a pro rata basis from all existing shareholders, the Board of Directors may elect, if it considers this to be necessary for the protection of the interests of the remaining shareholders to fix a redemption price below NAV but no less than the last available sales price (on the stock exchange having the highest average daily trading volume in the Shares) reported on such trading day as specified by the Directors in their discretion. No fee shall be payable in respect of any redemption.

     The redemption price may be higher or lower than the price paid by the redeeming Shareholder at the time of subscription or acquisition.

     Redemptions may take place at market price if the Company elects to purchase Shares on a stock exchange; provided, however, that such market price is not above NAV.

Effect of Redemption

     In the unlikely event of a redemption, the redemption will be effected in accordance with the Articles and the provisions of Luxembourg law, including such publication of notice in newspapers as may be required or determined by the Directors.

     The monies payable on redemption shall be paid against production of relevant transfer documents and Share certificates, if any, within a period as determined by the Directors but which shall not exceed 14 Business Days from the relevant Valuation Day.

     Payment shall be made by cheque mailed to the Shareholder or by bank transfer to an account indicated by the Shareholder. The redemption price shall be payable in U.S. Dollars. If, however, a Shareholder requests to be repaid in any other freely convertible currency, the necessary foreign source exchange transaction shall be arranged by the Custodian for the account and at the expense of such Shareholder without any responsibility of the Company.

     The provisions of the above two paragraphs do not apply to Shares redeemed by virtue of purchases on a stock exchange.

     Shares redeemed by the Company shall remain in existence but shall not have any voting rights or any right to participate in any dividends declared by the Company or in any distribution paid upon the liquidation or winding up of the Company and shall be disregarded for purposes of determining the NAV, in each case, for so long as such Shares are held by the Company. If such Shares are reissued by the Company, the consideration received in respect of such Shares shall be no less than the NAV as determined by the Board of Directors as of the Valuation Day immediately preceding the date of such reissue or the price which is no less than the last available sales price (on the stock exchange having the highest average trading volume in the Shares) reported on the last trading day preceding the time upon which the Directors priced the reissue of Shares, unless such Shares are reissued by way of Rights Offerings.

Distribution Policy

     Luxembourg law requires that 5% of the annual net profits of the Company be allocated to a special reserve. This allocation shall cease to be required as soon and so long as such surplus reserve equals or exceeds 10% of the issued capital of the Company as such capital is increased or reduced from time to time.

     The general meeting of Shareholders shall, within the limits provided by law, determine how the balance of net profits of the Company shall be disposed of, and may from time to time declare or authorise the Directors to declare dividends and distributions in respect of such amounts.

     SC-U.S. Realty expects to have opportunities to make further investments in its strategic investment positions. In addition, SC-U.S. Realty will continue to research other opportunities, consistent with its operating strategy. While opportunities are available which are consistent with its strategy, the Company currently intends to re-invest earnings and not pay dividends for the foreseeable future. This dividend policy will be carefully and prudently monitored by the Directors in light of the foregoing and the reasonable needs of the business, including the fact that affiliated real estate companies may require significant capital commitments on short notice.

Meetings of and Reports to Shareholders

     Notice of any general meeting of Shareholders (including those considering amendments to the Articles or the dissolution and liquidation of the Company) are mailed to each registered Shareholder at least eight days prior to the meeting and are published in the "Memorial, Recueil Special des Societes et Associations" (the "Memorial") and at least one Luxembourg newspaper (in accordance with Luxembourg law), in the Daily Official List (Officiele Prijscourant) 20.

     If the Articles are amended, such amendments shall be filed with the Chancery of the District Court of Luxembourg and published in the Memorial.

     The Company publishes annually a consolidated report on its activities and on the management of its assets; such report includes, among other things, the audited consolidated annual accounts relating to SC-U.S. Realty, a detailed description of the assets of SC-U.S. Realty and a report from the Company's auditors. The most recent annual report was published as of 31 December 1998.

     The Company further publishes semi-annual unaudited consolidated reports, including, among other things, a description of SC-U.S. Realty's assets and the number of Shares issued, disposed of and redeemed in the Company since the last publication. The most recent semi-annual report was published as of 30 June 1998.

     In its annual and semi-annual reports, SC-U.S. Realty clearly explains the accounting principles applied for the consolidation of its own accounts and its consolidated subsidiaries.

     The inventory of properties included in the annual and semi-annual reports indicate, for each category of property held by SC-U.S. Realty or its affiliated real estate companies, the aggregate of the purchase price or cost, the insured value (if applicable) and the valuation.

     In the financial statements, properties are shown as valued.

     The annual and semi-annual reports are sent to registered Shareholders within four and two months, respectively, of the dates thereof and copies may be obtained free of charge by any person at the registered office of the Company. Shareholders who hold their Shares through ASAS can obtain copies via their Account Holder (see "--Trading through ASAS" above).

     The Company will further publish quarterly reports summarising the consolidated financial information of SC-U.S. Realty.

     The accounting year of the Company commences on the first day of January of each year and terminates on the last day of December of the same year.

     The annual general meeting of Shareholders takes place in Luxembourg City at a place specified in the notice of meeting on the last Wednesday in the month of June at 11:00 a.m.

     The consolidated accounts of the Company are maintained in U.S. Dollars, being the reference currency of the share capital.

     In the event that the Company requests the Dutch Central Bank pursuant to
Section 15(a) of the Investment Institution Supervision Act to revoke its authorisation, the Company will announce such request through an advertisement in a Dutch national newspaper.

     Recent Events Concerning the Shares

     On 5 May 1999, SC-U.S. Realty announced that the Board of Directors had authorised a share repurchase programme of up to $100 million of the Shares. SC-U.S. Realty plans to repurchase Shares from time to time in the open market and privately negotiated transactions, depending on market prices and other conditions. The share repurchase programme may be terminated at any time.

     On 17 May 1999, SC-U.S. Realty announced that its shareholders approved amendments to the Articles that will affect a one-for-two reverse share split. The effective date of the reverse share split has not yet been determined. Following effectiveness of the reverse share split, every two shares par value $2.00 per Share, will become one Share, par value $4.00 per Share. Each ADS will represent one Share on a post reverse split basis.

ITEM 1.  TAXATION

     The following summary discusses the material United States federal tax considerations and the material Luxembourg and United Kingdom tax considerations relating to an investment in Securities. This summary does not address all possible United States federal income tax consequences or Luxembourg or United Kingdom income tax consequences relating to an investment in Securities. In particular, the discussion does not address the tax consequences to any investors under state, local and other national (i.e., non-United States) tax laws. The summary of the material United States federal income tax consequences is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury regulations, administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all United States federal income tax consequences or Luxembourg or United Kingdom income tax consequences relating to making an investment in Securities. In addition, this summary may not apply, in whole or in part, to particular categories of persons, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organisations, investment companies, foreign persons and other special status taxpayers. Finally, a tax ruling from the United States Internal Revenue Service (the "Service" or the "IRS") has not been requested. The discussion in this section concerning certain tax consequences with respect to an investment in Securities is included for general information only. All persons are urged to consult their own tax advisors to determine the specific tax consequences of making an investment in Securities, including any U.S., state, local or non-U.S. tax consequences.

     For purposes of the following discussion, a "United States Holder" is any person other than a "Non-U.S. Holder". A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organised in the United States or under the laws of the United States or any state, (iii) an estate whose income is includible in gross income for United States tax purposes regardless of source or (iv) a "United States Trust". A United States Trust includes a trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust.

United States Federal Income Taxation of Securityholders

     General

     A securityholder who sells or exchanges its Securities will recognise gain or loss for federal income tax purposes equal to the difference, if any, between the amount realised from the sale or exchange and such securityholder's tax basis in the Securities that are sold or exchanged. Such gain or loss will be a capital gain or loss, provided that the Securities are held as capital assets. Such gain or loss will be long-term capital gain or loss if the securityholder's holding period is more than 12 months. For individual securityholders, long-term capital gains are subject to a maximum federal income tax rate of 20 percent. The deduction of capital losses may be subject to limitation.

     If distributions are made by the Company, a securityholder will recognise ordinary income to the extent of current and accumulated earnings and profits of the Company and any amounts distributed in excess of current and accumulated earnings and profits will be considered a tax-free return of capital, reducing the tax basis in the securityholder's Securities by the amount of the distribution (but not below zero), with distributions in excess of the securityholders' tax basis taxable as capital gains (if such stock is held as a capital asset). Dividends paid or deemed paid by the Company will not be eligible for the dividends received deduction available to corporations receiving dividends.

     In general, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of Shares for ADSs, and ADSs for Shares, will not be subject to taxation.

     Various provisions contained in the Code may impose special taxes in certain circumstances on non-United States corporations and their securityholders. The following is a general summary of these provisions.

     Personal Holding Company

     If the Company were classified as a PHC within the meaning of section 542(a) of the Code, it would be subject to a personal holding company tax equal to 39.6 percent of its undistributed taxable income subject to certain adjustments under section 545(b) of the Code. The Company generally would be classified as a PHC if (i) at least 60 percent of its adjusted ordinary gross income for a taxable year was passive income such as dividends and capital gains from the sale or exchange of stock and (ii) at any time during the last half of such taxable year more than 50 percent in value of its outstanding Securities were owned, directly or indirectly, by or for not more than five individuals. The Company intends that its Securities will be widely held, and that it will not be classified as a PHC. To this end, the Company has adopted ownership and transfer restrictions on Securities in its Articles intended to prevent possible classification as a PHC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed 9.5 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. (Certain of these ownership and transfer restrictions do not apply to Security Capital Group.) The Company believes that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which the Company intends to monitor and enforce, the Company will not be classified as a PHC.

     Foreign Personal Holding Company

     If the Company were classified as a FPHC within the meaning of section 552(a) of the Code, the Company would be deemed to distribute certain types of undistributed income including dividends and capital gains from the sale or exchange of Securities as a dividend on a pro rata basis to all of its securityholders on the last day of its taxable year. A securityholder would be required to include its pro rata share of the dividend in income even though the Company would not actually have paid a dividend. A securityholder would increase its tax basis by the amount of the deemed dividend. A securityholder who acquires Securities from decedents would be denied the step-up of the tax basis for such Securities to fair market value at the date of death which would otherwise have been available, and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. The Company generally would be classified as a FPHC if (i) at least 60 percent of its gross income for a taxable year was passive income such as dividends and capital gains from the sale or exchange of stock and (ii) at any time during the taxable year more than 50 percent of either (A) the total combined voting power of all classes of Securities of the Company entitled to vote or (B) the total value of the Securities of the Company was owned, directly or indirectly, by or for more than five individuals who are citizens or residents of the United States. The Company intends that its Securities will be widely held, and that it will not be classified as a FPHC. To this end, the Company has adopted ownership and transfer restrictions on Securities in its Articles intended to prevent possible classification as a FPHC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed 9.5 percent, voting cut-back provisions that limit voting power to under 10 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. (Certain of these ownership and transfer restrictions do not apply to Security Capital Group.) The Company believes that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which the Company intends to monitor and enforce, the Company will not be classified as a FPHC.

     Controlled Foreign Corporation

     If the Company were classified as a CFC within the meaning of section 957(a) of the Code, 10% securityholders (as defined below) would be required to currently include their pro rata share of certain types of undistributed income, including dividends and capital gains from the sale or exchange of stock in income as a dividend even though the Company would not actually have paid a dividend. In addition, where a 10% securityholder sells or exchanges Securities or receives a distribution that is treated as an exchange of Securities, the gains on such exchange which would otherwise qualify for capital gains treatment will be recharacterised as dividend income to the extent of the Company's current or accumulated earnings and profits. The Company generally would be classified as a CFC if more than 50 percent of (i) the total combined voting power of all classes of Securities of the Company, or (ii) the total value of the Securities of the Company, is owned or considered owned by 10% holders on any day during its taxable year. A 10% securityholder is a U.S. person who owns or is considered to own at least 10 percent of the total combined voting power of all classes of Securities of the Company entitled to vote. The Company intends that its Securities will be widely held, and that it will not be classified as a CFC. To this end, the Company has adopted ownership and transfer restrictions on Securities in its Articles intended to prevent possible classification as a CFC, including a 9.5 percent limitation on ownership, prohibitions on any transfers that would cause ownership to exceed 9.5 percent, voting cut-back provisions that limit voting power to under 10 percent, and informational reporting requirements for securityholders owning 5 percent or more of the Securities. (Certain of these ownership and transfer restrictions do not apply to Security Capital Group.) The Company believes that, based upon the current ownership of Securities and the ownership and transfer restrictions on Securities described above, which the Company intends to monitor and enforce, the Company will not be classified as a CFC.

     Accumulated Earnings Tax

     If the Company were classified as a corporation subject to the accumulated earnings tax ("AET") within the meaning of section 532(a) of the Code, the Company would be subject to a tax equal to 39.6 percent of its undistributed taxable income subject to certain adjustments under section 535(b) and 535(c) of the Code. The Company generally would be classified as a corporation subject to the AET if the Company were formed or availed of for the purpose of avoiding income tax, with respect to its individual securityholders, by permitting earnings to accumulate instead of being distributed to such securityholders. Case law suggests that such individual tax avoidance can be shown only if some individual or group of individuals, by virtue of his or their control over the corporation, purposely causes the corporation to unreasonably accumulate its earnings and profits. In addition, a tax avoidance purpose is presumed where a corporation accumulated its earnings and profits "beyond the reasonable needs of its business." Finally, prima facie evidence of a tax avoidance purpose exists where a corporation is a "mere holding or investment company." The Company believes that it should not be classified as a corporation subject to the AET.

     Foreign Investment Company

     If the Company were classified as a foreign investment company ("FIC") within the meaning of section 1246(b) of the Code, a securityholder's gain on the sale or exchange of Securities (including a distribution treated as an exchange of Securities) generally would be taxed as ordinary income to the extent of such securityholder's ratable share of the accumulated earnings and profits of the Company.

     In addition, a securityholder who acquires Securities from a decedent would be required to reduce the fair market value tax basis of such Securities by such decedent's ratable share of earnings and profits of the Company. The Company generally would be classified as a FIC if (i) the Company was registered under the Investment Company Act as a management company or as a unit investment trust, or (ii) the Company was engaged (or holding itself out as being engaged) primarily in the business of investing, reinvesting, or trading securities, commodities or any interest therein, at a time when 50 percent or more of the total combined voting power of all classes of stock entitled to vote, or the total value of all classes of stock, was held, directly or indirectly, by U.S. persons (as defined in Section 7701(a)(30) of the Code). The Company is not registered under the Investment Company Act as a management company or as a unit investment trust. While the Company expects that 50 percent or more of the total combined voting power of all classes of its Securities entitled to vote or the total value of all classes of its Securities will be held by U.S. persons, the Company does not believe, based on its anticipated method of operation and the nature of its investments, that it should be considered engaged primarily in the business of investing, reinvesting or trading securities, commodities or any interest therein. The Company believes that it should not be considered to be engaged in the business of investing in securities within the meaning of section 3(a)(1) of the Investment Company Act. The Company believes that a determination under section 3(a)(1) of the Investment Company Act will be determinative of whether or not the Company will be considered engaged primarily in the business of investing, reinvesting or trading securities, commodities or any interest therein for purposes of being classified as a FIC and, accordingly, the Company should not be a FIC.

     Passive Foreign Investment Company

     If the Company were classified as a passive foreign investment company ("PFIC") within the meaning of section 1297(a) of the Code, a securityholder would, upon certain distributions by the Company and upon disposition of his Securities, be liable to pay, in addition to the tax otherwise due at the then prevailing rates, interest on the tax, and additional tax based on the highest rate of individual or corporate tax, as the case may be, as if the distribution or gain had been recognised ratably over the taxpayer's holding period for the Securities. The Company generally would be classified as a PFIC if (i) 75 percent or more of the gross income of the Company for the taxable year is passive income, or (ii) the average percentage of assets held by the Company during the taxable year which produce passive income or which are held for the production of passive income is at least 50 percent. In general, "passive income" is defined to include the following: (i) dividends, interest (and income equivalent to interest such as income from commitment fees), royalties, rents (except active rents as discussed below), and annuities; (ii) net gains from the sale or exchange of property (other than inventory) that produces dividends, interest, royalties, rents (except for active rents as discussed below) or annuities, or that produces no income; (iii) net gains from the sale or exchange of an interest in a trust or partnership; and (iv) net gains from certain commodity and foreign currency transactions. Rents are considered "active rents" if such rents are derived from leasing (i) property that the lessor has manufactured or produced, or has acquired and added substantial value to, but only if the lessor is regularly engaged in the manufacture or production of, or in the acquisition and addition of substantial value to, property of such kind, or (ii) real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operation functions while the property is leased. In general, an asset will be characterised as a "passive asset" if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) passive income as defined above. For purposes of determining whether the Company is a PFIC, if the Company owns, directly or indirectly, at least 25 percent by value of the stock of another corporation, the Company would be treated as if it
(i) held its proportionate share of the assets of such other corporation, and
(ii) received directly its proportionate share of the income of such other corporation. The Company believes that it should not be classified as a PFIC. However, because classification of the Company as a PFIC depends in significant part upon the investments and activities of the various strategic positions in which the Company invests and because changes with respect to such investments and activities may occur as a result of circumstances beyond the control of the Company, there can be no assurance the Company will be able to avoid PFIC classification. However, the Company's strategic investees have contractually agreed to certain limitations designed to help ensure the Company will not be a PFIC as a result of changes in their investment and activities.

     The Company will use its best efforts to notify securityholders if it concludes that it will be treated as a PFIC for any taxable year to enable affected taxpayers to consider whether to elect to treat the Company as "qualified electing fund" for U.S. income tax purposes. A securityholder of a qualified electing fund is required in each taxable year to include in income a pro rata share of the ordinary earnings and net capital gains of the PFIC. The Company will use its best efforts to provide appropriate information and reporting to enable securityholders to make the qualified electing fund election.

U.S. Federal Information Reporting and Withholding

     Under current United States federal income tax law, a 31% backup withholding tax requirement may apply to certain payments of dividends paid on Securities, and the proceeds of a sale, exchange or redemption of, the Securities. In addition, certain persons making such payments are required to submit information returns (i.e., IRS Forms 1099) to the Service with regard to those payments.

     Backup withholding and information reporting will generally not apply with respect to payments made to certain exempt recipients such as corporations or certain exempt entities. In the case of a non-corporate United States Holder, information reporting normally will apply, but backup withholding generally will apply only if such holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number,
(ii) furnishes an incorrect TIN, (iii) is notified by the Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify (on IRS Form W-9 or a proper substitute form), under penalties of perjury, that is has furnished a correct TIN and has not been notified by the Service that it is subject to backup withholding for failure to report interest and dividend payments.

     In the case of a Non-U.S. Holder, information reporting on IRS Form 1099 (including IRS Form 1099B) and backup withholding should not apply to payments of dividends on a Share made outside the United States. Such payments made inside the United States will not be subject to information reporting or backup withholding if such Holder has provided the required certification on IRS Form W-8 under penalties of perjury that it is not a United States Holder or has otherwise established an exemption, provided in each case that the payor does not have actual knowledge that the payee is a United States Holder.

     The United States Treasury Department adopted new Regulations (the "New Regulations") which affect the United States tax requirements with respect to information reporting and backup withholding. As amended, the New Regulations are generally effective, subject to certain transition rules, for payments made after 31 December 1999, regardless of the issue date of the instrument with respect to which such payments are made. The Service recently announced its intention to amend the New Regulations to extend the effective date to those payments made after 31

December 2000, subject to certain transition rules. The New Regulations generally have similar rules to those described in the preceding paragraphs.

     Payments on the sale, exchange or other disposition of a Share made to or through a foreign office of a broker generally will not be subject to backup withholding. Such payments, however, will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three year period, unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Under the New Regulations, backup withholding will apply if such broker has actual knowledge that the payee is a United States Holder and fails to otherwise establish an exemption. Payments on the sale, exchange or other disposition of a Share to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies (i.e., on IRS Form W-8) under penalties of perjury, that it is not a United States Holder and the payor does not have actual knowledge to the contrary or otherwise establishes an exemption (e.g., a United States Holder may certify its exemption on IRS Form W-9 or may be identified as an "exempt recipient").

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the amount withheld is claimed as federal taxes withheld on the holder's United States federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a United States income tax return must generally file a claim for refund, or in the case of Non-U.S. Holders, an income tax return, in order to claim refunds of withheld amounts. A taxpayer identification number must be reported on such claim for refund which may require Non-U.S. Holders who are individuals in certain instances to obtain an IRS individual taxpayer identification number (ITIN).

     Holders of Securities should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

     Assuming that less than 25% of the gross income of the Company and its subsidiaries is effectively connected or treated as effectively connected with a United States trade or business (including as effectively connected income for this purpose capital gains subject to the Foreign Investment in Real Property Tax Act of 1980 including capital gain distributions from a REIT) for the three taxable years of the Company prior to the taxable year of declaration of any distribution, any such distributions made by the Company with respect to the Securities will not be subject to United States withholding tax.

U.S. Federal Information Requirements

     The acquisition of 10 percent or more of the (i) total combined voting power of all classes of Securities of the Company entitled to vote or (ii) total value of the outstanding Securities of the Company by a United States Holder may trigger certain reporting requirements which may necessitate the filing of Form 5471 with the annual tax return of the holder.

U.S. Federal Income Taxation of the Company and its Subsidiaries

     The Company and its subsidiaries have conducted, and will continue to conduct, their affairs with the intent that income realised will not be effectively connected with the conduct of a United States trade or business or otherwise subject to regular United States Federal income taxation on gross income less allowable deductions. If any such corporation were considered engaged in a United States trade or business all or part of the income from the U.S. investments could be considered effectively connected income which would be subject to regular United States federal income taxation and could also be subject to branch profits tax at a rate of 30% on any "dividend equivalent amount."

     Foreign corporations are generally subject to U.S. income tax on all income that is effectively connected with the conduct of a U.S. trade or business. Stock and securities transactions of the type engaged in by the Company's subsidiaries do not constitute a U.S. trade or business for this purpose if such transactions constitute "investment" as opposed to "trading" in such stocks and securities. The distinction between investing and trading for this purpose is a question of fact. Under case law, the more frequent the purchases and sales of stocks and securities and the shorter the period of time between the purchase and sale of each stock and security, the more likely the activity constitutes a trading activity rather than a mere investment activity. It is uncertain whether the transactions of the Company's subsidiaries in stocks and securities constitute "trading" in stocks and securities. However, even if such activities did constitute "trading" in stocks and securities, a safe harbor provision in
Section 864(b)(2)(A) of the Code provides that a foreign corporation will not be considered to be engaged in a trade or business within the United States solely because such foreign corporation trades in the United States in stocks and/or securities for the corporation's own account, whether by the corporation or its employees or through a resident broker, commission agent, custodian or other agent, and whether or not any such employee or agent has discretionary authority to make decisions in effecting the transactions, provided that the corporation is not a dealer in stocks or securities. The stock and securities transactions of the Company's subsidiaries should qualify for the safe harbor.

     HOLDINGS has acquired and will acquire certain contractual rights with respect to its strategic investees in order to obtain board and committee representation to give effect to the operating strategy of such investee companies. Examples of the type of rights which have been and will be acquired are the right to consult on or approve annual budgets and strategy plans, the right to nominate directors for approval pursuant to the usual procedures for election of directors in the investee company, the right to receive financial information, the right to approve major capital investments or other material matters and the right to meet with principal officers of the investee companies on policy matters. In order to comply with the ERISA requirements and ensure the Company qualifies as a "venture capital operating company", the Company is and will be a party to the contract between HOLDINGS and the investee company pursuant to which the Company has and will acquire and exercise such rights directly with the investee companies. Under the applicable case law and IRS regulations, activities of this type should constitute monitoring, supervisory and stewardship activities with respect to the investments of the Company's subsidiaries which would not cause the Company or its subsidiaries to be engaged in a United States trade or business.

     The Company believes that the current method of operation of the Company and its subsidiaries and their intended method of operation does not and will not result in any corporation being considered engaged in a United States trade or business.

     As described in detail elsewhere in this document, the Company, through its wholly owned direct and indirect subsidiaries, owns, or will primarily own, shares in United States real estate companies, most of which are or intend to become REITs as defined in the Code. Assuming the subsidiaries of the Company are not considered engaged in a United States trade or business, it will generally be subject to United States withholding taxes on dividends from the REITs in which it invests and proposes to invest.

     A REIT's distributions may be comprised of returns of capital, capital gains dividends arising from the sale or exchange of United States real property interests by a REIT, and dividends of operating income. Distributions in excess of current and/or accumulated earnings and profits will be treated as a non-taxable return of capital to the Company's subsidiaries to the extent of its tax basis in the shares of the REIT and any remaining distributions would be treated as amounts received in exchange for the shares of the subsidiary in the REIT. Distributions from a REIT to the extent attributable to gain from sales or exchanges by the REIT of United States real property interests (e.g., capital gains dividends by a REIT) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). As a result, the Company's subsidiaries will generally be subject to a 35% United States federal income tax with respect to any such distribution received from a REIT and may also be subject to a 30% United States branch profits tax with respect to such distribution. The Company's strategic investees have agreed to use reasonable efforts to structure their transactions to minimise capital gain dividends and such dividends are not expected to be material.

     With respect to dividends of operating income paid by a REIT, which are generally subject to a 30% United States withholding tax unless a lower treaty rate is applicable, the Company's subsidiaries will be entitled to claim the lower 15% withholding tax rate under Article IX of the current United States-Luxembourg tax treaty provided that, in addition to meeting any other conditions of the treaty, the Company's subsidiaries (rather than the Company, which would not qualify for treaty benefits) are treated for U.S. federal income tax purposes as the beneficial owners of such dividends. The Company believes that the Company's subsidiaries are the beneficial owners of the strategic investment positions and otherwise meet the conditions for a 15% rate of dividend withholding tax under Article IX of the current United States-Luxembourg tax treaty.

     Under certain "conduit" income tax regulations promulgated by the U.S. Treasury Department, if the Company's subsidiaries are an "intermediate" corporation which is a "conduit" in a "financing arrangement" which had as a principal purpose tax avoidance and which results in a reduction of withholding tax on its income compared to the tax which would have been imposed if such income were attributed to the Company, the Service could assert that such income should be attributed to the Company for U.S. Federal income tax purposes and be subject to the higher tax. A financing arrangement consists of two "financing transactions". Under the regulations, a financing transaction includes a loan (i.e., debt) and may include stock if such stock is subject to certain redemption rights.

     The Company's subsidiaries have been capitalised with a combination of equity and debt from the Company. Such debt could constitute a financing transaction, but should not be considered part of a financing arrangement unless the underlying proceeds are used by the subsidiaries of the Company in a second financing transaction. Investments by the Company's subsidiaries in U.S. stocks which do not have certain redemption rights should not constitute financing transactions. The Company and its subsidiaries, intend that the investments of the subsidiaries primarily are and will be U.S. stocks, and that such stocks will not include those certain redemption rights which could cause the investments to be considered part of a "financing arrangement". In the case of U.S. debt instruments in which the Company's subsidiaries may invest, the conduit regulations are not an issue if the interest on such debt is portfolio interest. Portfolio interest is exempt from U.S. withholding tax, although it does not include interest on debt obligations of U.S. companies in which the Company's subsidiaries own directly or by attribution more than 10% of the voting stock. In any event, the Company's subsidiaries do not intend to invest in any debt instruments where, for whatever reason, U.S. withholding tax could be imposed.

     The United States-Luxembourg tax treaty has been under renegotiation and on 3 April 1996 both countries signed a proposed new treaty and a memorandum of understanding thereto. The proposed new treaty will not become effective until the necessary procedures to effect ratification in both jurisdictions are completed and instruments of ratification are exchanged. In this regard, it should be noted that an exchange of instruments with respect to the tax treaty is conditional on an exchange of instruments between the United States and Luxembourg in connection with a "Mutual Legal Assistance in Criminal Matters" treaty. On 21 October 1998, the U.S. Senate approved the "Mutual Legal Assistance in Criminal Matters" treaty (sometimes referred to herein as the "MLAT").

     The ratification process in connection with the proposed tax treaty has been completed in the United States. The treaty was ratified by the U.S. Senate on 31 October 1997, subject to a reservation regarding the taxation of dividends paid by a REIT (the "Senate Reservation"), upon which Senate approval was conditional. Luxembourg recently approved the treaty but has not yet approved the MLAT. The Company believes that the Company's subsidiaries should, under the revised terms of the proposed new treaty and the Senate Reservation (if implemented), qualify for a 15% rate of withholding tax on dividends of operating income from most (if not all) of the REIT investments currently held by the Company's subsidiaries. Furthermore, under the revised terms of the proposed new treaty, the Company believes that HOLDINGS (or other subsidiaries of the Company) should also be able to qualify for the 15% rate for future REIT investments. The Company's beliefs are based upon the manner in which the management of SC-U.S. Realty intends to operate SC-U.S. Realty, but there can be no assurance that these favourable rates will be achieved as to any or all such investments. Moreover, the proposed treaty and the Senate Reservation will only be effective upon approval by Luxembourg of the MLAT and the exchange of instruments of ratification.

     The proposed treaty generally provides for a reduction in the 30% U.S. withholding tax rate to 15% on dividends paid by U.S. companies, but states that, in general, no reduction applies in the case of dividends paid by a

REIT. However, the Senate Reservation provides that REIT dividends paid to a resident of Luxembourg would be eligible for the 15% rate of withholding tax in three cases. First, the 15% withholding tax rate would apply to REIT dividends if the Luxembourg resident beneficially holds an interest of 5 percent or less in each class of the REIT's stock and such dividends are paid with respect to a class of the REIT's stock that is publicly traded. Second, the 15% withholding tax rate would apply to REIT dividends if the Luxembourg resident beneficially holds an interest of 10 percent or less in the REIT and the REIT is diversified, regardless of whether the REIT's stock is publicly traded. Third, the 15% withholding tax would apply to dividends paid with respect to an interest in a REIT if the beneficial owner of the dividends owned such interest as of 30 June 1997, the REIT is diversified, and, for dividends paid after 31 December 1999, the REIT is publicly traded on 31 December 1999 and thereafter. The special rule for dividends on existing REIT investments will apply to an existing investment in a REIT as of 30 June 1997, and to reinvestment in the REIT of both ordinary and capital gain dividends paid with respect to that investment, and if a REIT in which there is a qualifying investment as of 30 June 1997 goes out of existence in a nonrecognition transaction, the special rule will continue to apply to the investment in the successor REIT, if any.

     For purposes of these rules, the U.S. Senate Foreign Relations Committee Report on the proposed treaty (the "Committee Report") states that a REIT will be considered diversified if the value of no single interest in real property held by the REIT exceeds 10 percent of the value of the REIT's total interests in real property. An interest in real property will not include a mortgage, unless the mortgage has substantial equity components, and also will not include foreclosure property. The diversification rule will be applied by looking through a partnership interest held by a REIT to the underlying interests in real property held by the partnership. Finally, the reduced withholding tax rate will apply to a REIT dividend if the REIT's trustees or directors make a good faith determination that the diversification requirement is satisfied as of the date the dividend is declared.

     HOLDINGS (or any other subsidiary of the Company claiming the reduced treaty rate) will be eligible for benefits under the proposed treaty including the reduced withholding rate on dividends of operating income from current or future REIT investments only if it is treated as the beneficial owner of the dividends and meets the tests for treaty eligibility prescribed in Article 24 concerning "limitation on benefits". Article 24 is intended to limit indirect use of the treaty by persons who are not entitled to its benefits. Article 24 of the proposed treaty generally provides that a treaty country resident is entitled to all treaty benefits in the other country only if it is a "qualified resident" as defined in the proposed treaty.

     Generally, a company that is a resident of either country is a "qualified resident" if it falls within one of the following categories: (1) a company that satisfies an ownership test and a base erosion test; (2) a company that satisfies a public company test, (3) a company that is controlled by certain public companies and also satisfies a base erosion test; or (4) a not-for-profit, tax-exempt organisation that satisfies an ownership test.

     To meet the ownership test, it is necessary that at least 50 percent of the principal class of shares in the entity is ultimately owned by persons that qualify as treaty residents or U.S. citizens.

     To meet the base erosion test, not more than 50 percent of the gross income of the company for the year may be paid or accrued by the company as deductible amounts (under the laws of the company's residence country) to persons other than qualified residents or U.S. citizens. For purposes of the base erosion test, arm's length payments in the ordinary course of business for services or purchase or rentals of tangible property including immovable property are not taken into account in determining the amount of deductible payments made by the company. This test is intended to prevent a corporation, for example, from distributing most of its income in the form of deductible payments such as interest, royalties, service fees, or other amounts to persons not entitled to benefits under the proposed treaty.

     The diplomatic notes included at the time the proposed treaty was signed (the "Diplomatic Notes") provide that a taxpayer claiming benefits under the ownership and base erosion tests of the proposed treaty may be denied treaty benefits unless such a taxpayer demonstrates that the required percentage of its shares (including bearer shares) is beneficially owned by qualified residents.

     The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria, are inherently factual in nature. Such tests will need to be applied to HOLDINGS (or other subsidiaries of the Company) only at a future point in time and will be dependent on the particular facts at such time. However, management of SC-U.S. Realty will use its best efforts to ensure HOLDINGS (or other subsidiaries of the Company) meets the conditions for claiming the reduced treaty withholding rate at the relevant time. The Company currently believes that such conditions will be met.

     It should be noted that although the proposed treaty recently was approved by the government of Luxembourg, the current provisions in the proposed treaty still could be modified or amended and it is possible such treaty will never become effective due to a failure to exchange instruments or because instruments are not exchanged with respect to the "Mutual Legal Assistance in Criminal Matters" treaty referred to above.

     However, assuming the proposed treaty and the Senate Reservation approved by Luxembourg remain unchanged and that instruments are exchanged during 1999, and assuming the Company's subsidiaries elect, in accordance with Article 30(3) of the proposed treaty, to continue to receive benefits under the current treaty for an additional year, the new treaty will only be effective as to the Company's subsidiaries for its U.S. source income, including dividends of operating income from REITs, received on or after 1 January 2001.

     Generally, gains on the sale of shares of a REIT by a Company subsidiary will not be subject to tax provided the REIT is "domestically-controlled" or the subsidiary owns 5% or less of a class of stock of the REIT which is publicly traded (otherwise a 35% tax is expected to be due). Although certain REITs in which the Company's subsidiaries holds investments are not currently domestically controlled, it is such subsidiaries' intention to own investments only in REITs which are properly considered domestically-controlled REITs or will be so considered prior to any disposition of shares by such subsidiary. A REIT generally qualifies as "domestically-controlled" so long as less than 50% in value of its shares is held by foreign persons (i.e., non-resident aliens and foreign corporations, partnerships, trusts and estates) at all times for a five-year period prior to the date of disposition. While no assurances can be given that any REIT in which a Company subsidiary holds an interest in fact is, or will continue to be throughout such five-year period, "domestically-controlled," certain ownership restrictions in the articles of incorporation of certain strategic positions are designed to help ensure such REITs will be considered so domestically-controlled. Gains on investments made by a Company subsidiary in special opportunity positions in REITs would generally not be subject to tax, since such REITs are generally publicly traded and such subsidiary owns, or will own, a 5% or less interest.

     To the extent a Company subsidiary invests in United States real estate operating companies which do not qualify as REITs, dividends of current and/or accumulated earnings and profits will generally be subject to a 15% withholding tax under the current United States-Luxembourg treaty. Under the proposed treaty all such dividends will be subject to a 30% withholding tax, unless a Company subsidiary were to meet the tests for treaty eligibility prescribed in Article 24 concerning "limitation on benefits", in which case all such dividends would be subject to a 5% withholding tax if such subsidiary owned directly at least 10% of the voting stock of the company paying the dividend, or 15% in other cases. Distributions in excess of current and/or accumulated earnings and profits will be treated as a non-taxable return of capital to the Company subsidiary to the extent of its tax basis in the shares of such companies. It is anticipated that these real estate companies, with the possible exception of Security Capital Group, would generally constitute United States Real Property Holding Companies ("USRPHCs") under FIRPTA. Accordingly, a Company subsidiary will be subject to United States federal income tax of 35% to the extent there is gain on the sale or exchange of the shares in such USRPHCs. However, to the extent possible, the Company expects that all such USRPHCs, with the exception of Security Capital Group, will ultimately elect REIT status. HOLDINGS currently owns publicly traded shares of Security Capital Group. Provided HOLDINGS owns 5% or less of such shares at all times during a specified testing period, any gain on disposition of such shares will not be subject to U.S. taxation under FIRPTA (even if Security Capital Group is otherwise considered a USRPHC).

     Other than the investments in United States REITs and real estate operating companies, which are described above, neither the Company nor any Company subsidiary intends to make any other investments in United States securities or other United States investments which would be subject to United States withholding or other federal income taxes.

Luxembourg Taxation of the Company and its Subsidiaries

  Taxation of the Company

     The Company is not liable to any Luxembourg tax on profits or income, nor are distributions or interest payments paid by the Company liable to any Luxembourg withholding tax. The Company is, however, liable in Luxembourg to a tax of 0.06% per annum of its net asset value, such tax being payable quarterly on the basis of the value of the aggregate net assets of the Company at the end of the relevant calendar quarter. No stamp duty or other tax is payable in Luxembourg on the issue of the Securities. No Luxembourg tax is payable on the realised capital appreciation of the assets of the Company.

     The Company was liable to an initial capital tax of LUF 50,000, which was paid upon incorporation.

  Taxation of HOLDINGS

     As described above, the Company owns and expects to own interests in REITs through HOLDINGS, an ordinary corporate taxpayer under Luxembourg law. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received, including income and capital gains from REIT investments which meet certain holding period (generally one calendar year) and size requirements. This exclusion, together with the treatment of interest paid to the Company as a deductible expense, has been verified by a ruling from the Luxembourg Tax Inspector. The Company intends that substantially all of HOLDINGS' investments will qualify for the exclusion from taxation of dividends. Any income not so excluded, net of operating expenses and interest expense of HOLDINGS, would be subject to tax at an aggregate current rate of 37.45%.

     Income paid from HOLDINGS to the Company will be subject to various levels of tax withholding depending upon its character. The Luxembourg Tax Inspector has confirmed that interest payments from HOLDINGS to the Company will be subject to tax at a rate of 3.75%. Any dividends paid will be subject to tax at a rate of 25%. Based on the Company's operating strategy, payments from HOLDINGS to the Company for operating needs are expected to be minimal and consist of interest payments. As a result, based on its intended operating methods and capital structure, SC-U.S. Realty's consolidated taxation in Luxembourg will approximate a maximum of 3.75% of dividends and capital gains realised from its REIT investments. No assurance can be given that actual operating requirements will not result in a higher level of taxation.

United Kingdom Taxation of the Company and its Subsidiaries

     It is the intention of the directors of the Company and HOLDINGS to conduct the affairs of both companies such that they are managed and controlled from Luxembourg. That being the case and in light of the proposed investment strategy which at present does not envisage any investment or operations in the United Kingdom, neither the Company nor HOLDINGS will be subject to tax on their net income or capital gains in the United Kingdom.

General

     Dividends and interest received by the Company or one of its subsidiaries on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin.

Taxation of Non-United States Holders

  Luxembourg

     Under current legislation, investors who are not resident in Luxembourg are not subject to any capital gains, income or withholding tax in Luxembourg on the Securities except for (i) those domiciled, resident or having a permanent establishment in Luxembourg, or (ii) non-residents of Luxembourg who hold more than 25% of the Shares and who dispose of all or part of their holdings within six months of the date of acquisition or (iii) in some limited cases, certain former residents of Luxembourg who held more than 25% of the Shares. For purposes of (ii) and (iii) above, ownership of Securities is disregarded when calculating the 25% ownership tests.

  United Kingdom

     Tax Treatment of Companies

     Interest receivable on the Securities will be chargeable to corporation tax. The amount of interest received during a company's accounting period will be calculated in accordance with an authorised accruals basis of accounting whether or not such amounts are actually received.

     United Kingdom resident companies may claim relief for overseas withholding tax deducted at source from interest payments derived from the Securities. The relief may be claimed by way of an expense or as a credit against United Kingdom corporation tax, however, this will be restricted to the rate of United Kingdom corporation tax payable on income from the same source.

     Where the Securities are transferred or redeemed, a company will be subject to tax on the amount realised less any amounts previously subject to corporation tax.

     The above discussion does not apply to corporate share dealers or insurance companies. Any such company wishing to purchase Securities should consult its professional advisors as to the likely tax treatment.

     Tax Treatment of Pension Funds

     Pension funds in the United Kingdom are exempt from capital gains tax and income tax on receipts derived from investments provided that such income is not deemed to amount to a trading receipt (i.e. the activities of the pension funds are not in the ordinary course of business).

ITEM 8.  SELECTED FINANCIAL DATA

     The following consolidated financial data of the Company, insofar as it relates to each of the years ended 31 December 1998, 1997 and 1996 and for the period from 7 July 1995 (date of incorporation) through 31 December 1995, set forth below have been derived from the Company's consolidated financial statements audited by Price Waterhouse SARL, independent accountants, including the audited Consolidated Financial Statements and notes included in Item 18.

     The Consolidated Financial Statements are presented in accordance with GAAP. The financial data reflect past operating results and are not necessarily indicative of future results.

                         SECURITY CAPITAL U.S. REALTY
                  (in thousands $, except per share amounts)

                                                                                             7 July
                                                                                             (date
                                                                                          incorporated)
                                                          Year ended 31 December             through
                                                  --------------------------------------   31 December
                                                       1998         1997         1996          1995
                                                  ------------  -----------  -----------  -------------
Statement of Operations Data:
 Total Revenues(1)................................  $  156,825   $  102,917   $   34,836        $   588
 Total Expenses...................................     (78,926)     (42,608)     (21,897)          (512)
 Net Realised Gains on Special Opportunity
   Positions......................................      32,878       41,073        3,480             --
 Net (Decrease)/Increase in Appreciation on
   Strategic Investment Positions and
   Special Opportunity Positions(2)...............    (642,372)     264,974      252,294            126
                                                    ----------   ----------   ----------        -------
(Decrease)/Increase in Net Assets Resulting
 from Operations..................................  $ (531,595)  $  366,356   $  268,713        $   202
                                                    ==========   ==========   ==========        =======
Statement of Net Assets Data:
 Total Assets(2)..................................  $2,873,628   $2,901,820   $1,494,257        $63,400
 Total Liabilities................................    (647,243)    (143,400)    (175,158)          (252)
                                                    ----------   ----------   ----------        -------
 Total Net Assets (Shareholders' Equity).........   $2,226,385   $2,758,420   $1,319,099        $63,148
                                                    ==========   ==========   ==========        =======

----------------

(1) Revenues include dividends from strategic investment and special opportunity positions (net of withholding tax) and interest and other income. Due to the timing of investment dates and dividend record dates, dividends received on investments for a period of less than one year are not necessarily indicative of dividends to be received for an entire year.

(2) Investments are reflected at value, as described in Note 2A to the Consolidated Financial Statements included in Item 18.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in "Selected Financial Data" included in Item 8 and the Consolidated Financial Statements included in Item 18. Historical results and percentage relationships set forth below and in "Selected Financial Data" and the Consolidated Financial Statements are not necessarily indicative of the future operations of the Company.

Introduction

     The Company is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return.

     The Company, which was incorporated in July 1995, completed a $509.5 million initial private offering in October 1995 and has since funded the following strategic investment positions:

                                                             Initial        Total Cost as at    Total Value as at
                                    Initial Funding         Commitment      31 December 1998     31 December 1998
      Company                           Date              (in millions)(1)    (in millions)        (in millions)
      -------                       ---------------       ----------------  ------------------  --------------------
     CarrAmerica................     April 1996               $  250               $  700              $  686(2)
     City Center Retail.........     April 1997               $  150               $  304              $  304(3)
     CWS Communities............      December                $  300               $  154              $  154(3)
                                       1997
     Pacific Retail.............    October 1995              $  200               $  524              $  502(3)
     Regency....................     July 1996                $  132               $  236              $  261(2)
     Storage USA................     March 1996               $  220               $  394              $  380(2)
     Urban Growth Property......     April 1997               $  150               $  181              $  181(3)
                                                                                   ------              ------
        Total...................                                                   $2,493              $2,468
                                                                                   ======              ======

------------------

(1) See "--Capital Deployment Activities" below for additional information regarding commitments.
(2)  Based on the closing price on the NYSE of common shares held on such date.
(3) Private REIT or real estate operating company. See Note 2A to the Consolidated Financial Statements for the methodology utilised to assess the value of investments in private entities. On 24 September 1998 it was announced that Regency agreed to merge with Pacific Retail. Pursuant to the terms of the merger agreement, a holder of Pacific Retail common shares received 0.48 shares of Regency common stock for each common share of Pacific Retail. The merger occurred on 28 February 1999. Since the merger had not occurred at 31 December 1998, but the exchange rate was agreed to prior to such date, Pacific Retail is valued based on the exchange ratio and the closing stock price of Regency on the NYSE on that date.


     In addition to its strategic investment positions, SC-U.S. Realty also invests 10%-15% of its assets through special opportunity positions primarily in publicly traded REITs and other publicly traded U.S. real estate companies.

     Changes in the price of real estate company equity securities have and will impact SC-U.S. Realty's results of operations. As described in greater detail in
Note 2A to the Consolidated Financial Statements, SC-U.S. Realty, in accordance with GAAP, accounts for its investments at market value or estimated fair value (depending on whether the investment is publicly traded) and reflects changes in such values in its Consolidated Statements of Operations pursuant to fair value accounting principles. During the last half of 1998, prices of real estate company equity securities generally declined, which adversely affected SC-U.S. Realty's results of operations. This trend continued during the first quarter of 1999 and, as a result, SC-U.S. Realty's results of operations for the first quarter of 1999 continued to be adversely affected by the continued decline in prices of real estate company equity securities. However, this decline has begun to reverse itself during the second quarter of 1999. If this trend were to continue, SC-U.S. Realty's results of operations for such periods could be positively impacted. At this time, however, SC-U.S. Realty is not able to predict whether this positive trend will continue, and therefore, whether or not it will have any effect, positive or negative, on the Company's results of operations.

     As of 31 December 1998, the approximate value of SC-U.S. Realty's special opportunity positions of $262.5 million represented approximately 9.1% of SC-U.S. Realty's total assets. SC-U.S. Realty has also invested in the common shares and subordinated debentures of Security Capital Group, which in aggregate accounted for approximately 4.0% of SC-U.S. Realty's total assets as of 31 December 1998.

     As of 31 December 1997, SC-U.S. Realty had committed an aggregate of $2.8 billion to both its strategic investment and special opportunity positions, of which $2.4 billion had been funded, as compared to an aggregate commitment of $3.2 billion as of 31 December 1998, of which $3.0 billion had been funded.

Operating Results

     Years ended 31 December 1998 and 1997

     Net operating income increased by $17.6 million, or 29.2%, to $77.9 million for the year ended 31 December 1998 as compared to $60.3 million for the year ended 31 December 1997. The increase is mainly attributable to an increase in dividends derived from a higher level of fundings to strategic investees.
Gross dividends from strategic investment positions increased $48.6 million, or 49.1%, to $147.5 million for the year ended 31 December 1998 as compared to $98.9 million for the year ended 31 December 1997. Fundings to strategic investees increased by $564.6 million at cost, or 29.3%, to $2.5 billion as of 31 December 1998 as compared to $1.9 billion as of 31 December 1997.

     Net Operating Income

     Net operating income represents the difference between total revenues and total expenses.

     The following table sets forth information regarding SC-U.S. Realty's net operating income during the years ended 31 December 1998 and 1997:

                                    Year ended 31 December
                             -----------------------------------
                                    1998             1997
                             ---------------    ----------------
                              Amount      %      Amount      %
                             --------   ----    --------   -----
                                  (in thousands $, except %)
     Total Revenues........  $156,825    100%   $102,917     100%
     Total Expenses........    78,926     50      42,608      41
                             --------    ---    --------    ----
     Net Operating Income..  $ 77,899     50%   $ 60,309      59%
                             ========    ===    ========    ====


     The net operating income margin decreased to 50% in 1998 from 59% in 1997. This is due to a higher interest expense resulting from increased levels of borrowing on the $700 million secured line of credit of HOLDINGS that was guaranteed by the Company (the "HOLDINGS Line") and the $400 million unsecured line of credit of the Company which is guaranteed by HOLDINGS (the "Line of Credit"), which replaced the HOLDINGS Line in December 1998, as well as interest expense on the 2% Senior Unsecured Convertible Notes due 2003 ($450 million aggregate principal amount at maturity) (the "Convertible Notes") issued in May 1998. These increases were partially offset by lower interest rates on the HOLDINGS Line and the Line of Credit.

     Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total revenues during the years ended 31 December 1998 and 1997:

                                                              Year ended 31 December
                                                       ------------------------------------
                                                               1998               1997
                                                       -----------------  -----------------
                                                        Amount      %      Amount      %
                                                       ---------  ------  ---------  ------
                                                            (in thousands $, except %)
Gross dividends from strategic investment positions
     CarrAmerica....................................   $ 51,999    33.2%  $ 41,412    40.2%
     CWS Communities................................      4,783     3.0         --      --
     Pacific Retail.................................     36,178    23.1     21,576    21.0
     Regency........................................     20,244    12.9     11,441    11.1
     Storage USA....................................     29,934    19.1     24,497    23.8
     Urban Growth Property..........................      4,338     2.8         --      --
                                                       --------   -----   --------   -----
          Subtotal..................................   $147,476    94.1%  $ 98,926    96.1%
Gross dividends from special opportunity positions..     20,908    13.3     17,594    17.1
                                                       --------   -----   --------   -----
          Total Gross Dividends.....................   $168,384   107.4%  $116,520   113.2%
Interest income from affiliate......................      3,575     2.3      2,896     2.8
Interest income from non-affiliate and other income.      1,132     0.7        805     0.8
                                                       --------   -----   --------   -----
          Total Gross Revenues......................   $173,091   110.4%  $120,221   116.8%
Withholding tax on dividends received...............    (16,266)  (10.4)   (17,304)  (16.8)
                                                       --------   -----   --------   -----
          Total Revenues............................   $156,825   100.0%  $102,917   100.0%
                                                       ========   =====   ========   =====

     As the table indicates, most of SC-U.S. Realty's total revenues during 1998 and 1997 were derived from dividends from its strategic investment positions. The increase is mainly attributable to an increase in dividends derived from a higher level of average fundings to strategic investees as well as increased REIT dividend requirements from improved operating results at the strategic investees.

     "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at the option of HOLDINGS. (See Note 3(b) to the Consolidated Financial Statements.)

     "Interest income from non-affiliate and other income" consists of interest earned on cash balances and convertible debt. The increase in this item between the year ended 31 December 1997 and the corresponding year in 1998 is attributable to interest on convertible debt held by SC-U.S. Realty during the second half of 1997 and in 1998.

     In assessing the performance of the Company, management also considers realised gains on investment positions to be an important component of its total gross revenues. During the year ended 31 December 1998, total gross revenues totaled $206.0 million inclusive of net realised gains of $32.9 million (as discussed below). During the year ended 31 December 1997, total gross revenues totaled $161.3 million inclusive of net realised gains of $41.1 million (as discussed below).

     Total Expenses. For the year ended 31 December 1998, total expenses amounted to $78.9 million, of which $35.2 million, or 44.6%, represented fees paid to the Operating Advisor and $35.9 million, or 45.5%, represented (i) interest on the Convertible Notes, (ii) interest on the HOLDINGS Line, (iii) interest on the Line of Credit and (iv) related expenses. During the year, general and administrative expenses were approximately $4.4 million, or 5.6% of total expenses, taxes were $2.4 million, or 3.0% of total expenses, and amortisation of Convertible Notes deferred costs were $1.0 million, or 1.3% of total expenses.

     For the year ended 31 December 1997, total expenses amounted to $42.6 million, of which $24.6 million, or 57.8%, were accounted for by fees paid to the Operating Advisor and $13.6 million, or 31.9%, were accounted for by interest on the HOLDINGS Line and related expenses. During the year, general and administrative expenses were $2.5 million, or 5.9% of total expenses, and taxes were $1.9 million, or 4.4% of total expenses.

     The increase in fees paid to the Operating Advisor over the prior year is primarily a result of the increased level and value of fundings to strategic investees. Interest expense increased as a result of new borrowings under the Convertible Notes and an increased average balance on the HOLDINGS Line and the Line of Credit, the proceeds of which were utilised to fund a portion of the new investments. These increases in interest expense were partially offset by a decline in the average interest rates on the HOLDINGS Line and the Line of Credit.

     Net Realised Gains on Special Opportunity Positions

     Special opportunity positions, other than investments in Security Capital Group, are primarily investments in publicly traded REITs, which are generally held for an intermediate term of 12 to 18 months, although sale of such positions may occur sooner or later, depending on market or business conditions and on whether the return objectives have been realised. The objective of these special opportunity positions is to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in relatively liquid investments (which assets may be redeployed on short notice).

     During the years ended 31 December 1998 and 1997, net realised gains on special opportunity positions were $32.9 million and $41.1 million, respectively. In both cases, these gains were derived exclusively from the disposition of certain publicly traded special opportunity positions.

     Decrease/Increase in Appreciation on Strategic Investment and Special Opportunity Positions

     During the years ended 31 December 1998 and 1997, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions.

     During the year ended 31 December 1998, the largest part of the decrease of $642 million in the unrealised appreciation was attributable to the decrease in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($215 million, or 33.5% of the total decrease), followed by the special opportunity positions ($170 million, or 26.5%), Pacific Retail ($110 million, or 17.1%), Storage USA ($88 million, or 13.7%) and Regency ($62 million, or 9.7%). This decrease in the unrealised appreciation of the strategic investment and special opportunity positions is the result of a decrease in the stock prices of the investments principally due to the general decline in the REIT market.

     During the year ended 31 December 1997, the main factor behind the increase of $265 million in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions was the increase in the appreciation in SC-U.S. Realty's investment in Pacific Retail ($89 million, or 33.4% of the total increase), followed by CarrAmerica ($76 million, or 28.6%), Regency ($55 million, or 20.7%), Storage USA ($24 million, or 9.1%), and the special opportunity positions ($24 million, or 9.1%).

     Although the reduction in stock prices of SC-U.S. Realty's strategic investment and special opportunity positions for the year ended 31 December 1998 does not affect SC-U.S. Realty's net operating income, it does adversely impact its net assets resulting from operations on its Consolidated Statement of Operations. SC-U.S. Realty cannot predict the future stock prices of its strategic investment and special opportunity positions. Additional reductions in such stock prices would continue to reduce net assets resulting from operations and, as a result, could have a materially adverse impact on SC-U.S. Realty's Consolidated Statement of Operations.

     Years ended 31 December 1997 and 1996

     Net operating income increased by $47.4 million to $60.3 million for the year ended 31 December 1997 as compared to $12.9 million for the year ended 31 December 1996. The increase is mainly attributable to an increase in dividends derived from a higher level of fundings to strategic investees as well as increased REIT dividend requirements from improved operating results at the strategic investees.

     Net Operating Income

     Net operating income represents the difference between total revenues and total expenses.

     The following table sets forth information regarding SC-U.S. Realty's net operating income during the years ended 31 December 1997 and 1996:

                               Year ended 31 December
                        ------------------------------------
                              1997                1996
                        ----------------    ----------------
                         Amount      %      Amount       %
                        --------    ----    -------    -----
                             (in thousands $, except %)
Total Revenues......... $102,917    100%    $34,836     100%
Total Expenses.........   42,608     41      21,897      63
                        --------    ---     -------    ----
Net Operating Income... $ 60,309     59%    $12,939      37%
                        ========    ===     =======    ====

     As the table indicates, the net operating income margin rose from 37% for the year ended 31 December 1996 to 59% for 1997 principally due to an increase in dividends derived from a higher level of fundings to strategic investees.

     Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total revenues during the years ended 31 December 1997 and 1996:

                                                             Year ended 31 December
                                                       -----------------------------------
                                                              1997              1996
                                                       -----------------  ----------------
                                                        Amount      %      Amount     %
                                                       ---------  ------  --------  ------
                                                       (in thousands $, except %)
Gross dividends from strategic investment positions..
     CarrAmerica.....................................  $ 41,412    40.2%  $13,567    38.9%
     CWS Communities.................................        --      --        --      --
     Pacific Retail..................................    21,576    21.0     9,482    27.2
     Regency.........................................    11,441    11.1       773     2.2
     Storage USA.....................................    24,497    23.8     8,700    25.0
     Urban Growth Property...........................        --      --        --      --
                                                       --------   -----   -------   -----
          Subtotal...................................  $ 98,926    96.1%  $32,522    93.3%
Gross dividends from special opportunity positions...    17,594    17.1     5,192    14.9
                                                       --------   -----   -------   -----
          Total Gross Dividends......................  $116,520   113.2%  $37,714   108.2%
Interest income from affiliate.......................     2,896     2.8       504     1.4
Interest and other income............................       805     0.8     2,169     6.2
                                                       --------   -----   -------   -----
          Total Gross Revenues.......................  $120,221   116.8%  $40,387   115.8%
Withholding tax on dividends received................   (17,304)  (16.8)   (5,551)  (15.8)
                                                       --------   -----   -------   -----
          Total Revenues.............................  $102,917   100.0%  $34,836   100.0%
                                                       ========   =====   =======   =====


     As the table indicates, most of SC-U.S. Realty's total revenues during the years indicated were derived from dividends from its strategic investment positions. The increase is mainly attributable to an increase in dividends derived from a higher level of average fundings to strategic investees as well as increased REIT dividend requirements from improved operating results at the strategic investees.

     "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at the option of HOLDINGS.

     "Interest and other income" consists of interest earned on cash balances. The decrease in this item between the year ended 31 December 1996 and the corresponding period in 1997 is attributable to lower cash balances, resulting from the Company's increased capital deployment.

     In assessing the performance of the Company, management also considers realised gains on investment positions to be an important component of its total gross revenues. During the year ended 31 December 1997, total gross revenues totaled $161.3 million inclusive of net realised gains of $41.1 million (as discussed below). During the year ended 31 December 1996, total gross revenues totaled $43.9 million inclusive of net realised gains of $3.5 million (as discussed below).

     Total Expenses. For the year ended 31 December 1997, total expenses amounted to $42.6 million, of which $24.6 million, or 57.8%, were accounted for by fees paid to the Operating Advisor and $13.6 million, or 31.9%, were accounted for by interest on the HOLDINGS Line and related expenses. During the year, general and administrative expenses were $2.5 million, or 5.9% of total expenses, and taxes were $1.9 million, or 4.4% of total expenses.

     During the year ended 31 December 1996, total expenses amounted to $21.9 million, of which $8.0 million, or 36.7%, were primarily accounted for by fees paid to the Operating Advisor and $9.2 million, or 41.8%, were accounted for by interest on the HOLDINGS Line and related expenses. During the year, general and administrative expenses were $2.2 million, or 10.2% of total expenses, and taxes were $0.6 million, or 2.9% of total expenses.

     The increase in fees paid to the Operating Advisor over fiscal 1996 is primarily a result of the increased level and value of fundings to strategic investees. Interest expense increased as a result of an increased average balance on the HOLDINGS Line, the proceeds of which were utilised to fund a portion of the new investments, and an increase in average interest rates on the HOLDINGS Line.

     Net Realised Gains on Special Opportunity Positions

     During the years ended 31 December 1997 and 1996, net realised gains on special opportunity positions were $41.1 million and $3.5 million, respectively. In both cases, these gains were derived exclusively from the disposition by SC-U.S. Realty of certain publicly traded special opportunity positions. The lower gains realised during 1996 were due to the fact that SC-U.S. Realty had very few sales because it had only begun to accumulate its special opportunity positions.

     Increase in Appreciation on Strategic Investment and Special Opportunity Positions

     During the years ended 31 December 1997 and 1996, the principal factor behind the increase in net assets resulting from operations was the increase in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions (contributing $265 million, or 72.3%, and $252 million, or 93.9%, of the total increase in net assets in the years ended 31 December 1997 and 1996, respectively).

     During the year ended 31 December 1997, the largest part of the increase in the unrealised appreciation was attributable to the increase in the appreciation of SC-U.S. Realty's investment in Pacific Retail ($89 million, or 33.4% of the total increase), followed by CarrAmerica ($76 million, or 28.6%), Regency ($55 million, or 20.7%), Storage USA ($24 million, or 9.1%) and special opportunity positions ($24 million, or 9.1%).

     During the year ended 31 December 1996, the main factor behind the increase in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions was the increase in the appreciation in SC-U.S. Realty's investment in CarrAmerica ($126 million, or 50.0%, of the total increase). The balance of the increase was attributable to Storage USA ($50 million, or 19.8%), special opportunity positions ($46 million, or 18.1%) and Regency ($32 million, or 12.6%).

Liquidity and Capital Resources

     SC-U.S. Realty's total indebtedness as of 31 December 1998 was approximately $632 million. The value of SC-U.S. Realty's total assets was $2.9 billion and the closing share price on the AEX was $9.90 as of 31 December 1998. SC-U.S. Realty expects its principal sources of liquidity to be from its receipt of dividends from strategic investment and special opportunity positions, fundings from the Line of Credit and proceeds from potential sales of its liquid special opportunity positions. SC-U.S. Realty expects that these sources will enable it to meet both its short-term and long-term cash requirements for its funding commitments, working capital and debt repayment for the next twelve months.

     In an effort to secure investment-grade credit ratings, on 8 December 1998, SC-U.S. Realty converted the HOLDINGS Line into the Line of Credit. SC-U.S. Realty received investment-grade ratings from each of Moody's Investors Service
(Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-).

     The lenders under the Line of Credit are Commerzbank Aktiengesellschaft and a consortium of European and international banks. As of 31 December 1998, $262.5 million was drawn and outstanding under the Line of Credit. The earliest date on which the Line of Credit will expire is 8 December 2000, but SC-U.S. Realty has the right on 8 December 1999 to convert the then outstanding borrowings into a term loan with quarterly amortisation payments to be made over a four-year period, which would effectively extend the final loan payment to 8 December 2003. Borrowings under the Line of Credit (and the four-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% or the United States prime rate and (y) a margin of 0% to 0.625% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt ratings) or
(b) at SC-U.S. Realty's option, LIBOR plus a margin of 0.85% to 1.625% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt rating). Additionally, there is a commitment fee of 0.15% to 0.25% per annum (based on the amount of the line which remains undrawn). All borrowings under the Line of Credit are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of 75% of shareholders' equity as of 8 December 1998 and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed charge coverage ratio of not less than 1.5:1, (v) an interest coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 31 December 1998, SC-U.S. Realty was in compliance with these covenants.

     Average daily borrowings under the HOLDINGS Line and the Line of Credit for the year ended 31 December 1998 were $274.4 million, at a weighted average interest rate of 6.67% per annum.

     Through offerings of its Shares, the Company received gross equity proceeds aggregating $2.1 billion in the period between 1 January 1996 and 31 December 1997, of which $1.1 billion was received in 1997 and $1.0 billion in 1996. In addition, during May 1998, the Company issued $450 million (aggregate principal amount at maturity) of Convertible Notes. The Convertible Notes were issued at a discount to their aggregate principal amount at maturity. SC-U.S. Realty used the net proceeds of approximately $352.7 million to repay borrowings under the HOLDINGS Line which were incurred principally for the purpose of funding commitments both to existing and new strategic investment positions. Under the terms of the Convertible Notes, the Company is not permitted to incur Senior Indebtedness (as defined in that certain Indenture dated as of 22 May 1998, between the Company and State Street Bank and Trust Company, as trustee, as amended, the "Indenture") that is not subordinated to the same extent as the Convertible Notes or to incur Secured Indebtedness (as defined in the Indenture) that is by its terms senior in right of payment to the Convertible Notes, except that the Company is permitted to guarantee, on a secured and/or senior unsubordinated basis, the obligations of any wholly owned subsidiary with respect to any Permitted Indebtedness (as defined in the Indenture). As of and for the period ended 31 December 1998, SC-U.S. Realty was in compliance with these covenants. The Convertible Notes are convertible into Shares at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion rate equal to 52.7819 Shares per $1,000 aggregate principal amount at maturity. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value thereof, together with accrued and unpaid interest. Upon a change in control of SC-U.S. Realty, each holder of the Convertible Notes has the right, at the holder's option, to require SC-U.S. Realty to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value thereof, together with accrued and unpaid interest through the repurchase date. Effective 1 January 1999, the interest rate payable on the Convertible Notes increased from 2.0% to 2.5% per annum. The 2.5% interest rate will be in effect until SC-U.S. Realty lists certain equity securities on the NYSE and registers the Convertible Notes and related equity securities for resale.

Capital Deployment Activities

     During the year ended 31 December 1998, SC-U.S. Realty deployed a total of $595.9 million, of which $564.6 million was deployed in strategic investment positions and $31.3 million (net of dispositions) was deployed in special opportunity positions. As of 31 December 1998, SC-U.S. Realty had outstanding contractual obligations of $192.9 million ($46.1 million to City Center Retail and $146.8 million to CWS Communities).

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1998 were as follows:


                                      Total        Total Cost
                                      Amount        (Amount         Amount to
                                    Committed      Funded)(1)      be Funded(1)
                                    ----------   --------------   -------------
                                                  (in thousands $)
CarrAmerica (NYSE:CRE)............. $  699,851   $  699,851            $     --
City Center Retail (Private)(2)....    350,135      304,035              46,100(3)
CWS Communities (Private)..........    300,329      153,563             146,766(3)
Pacific Retail (Private)(4)........    524,038      524,038                  --
Regency (NYSE:REG)(4)..............    235,750      235,750                  --
Storage USA (NYSE:SUS).............    394,272      394,272                  --
Urban Growth Property (Private)....    181,082      181,082                  --
Special opportunity positions(5)...    479,031      479,031                  --
                                    ----------   ----------            --------
   Total........................... $3,164,488   $2,971,622            $192,866
                                    ==========   ==========            ========



(1)  Included in Total Amount Committed.
(2) In January 1999, the contractual obligation in respect of City Center Retail was increased by up to $25 million.
(3)  Represents a contractual obligation.
(4)  On 28 February 1999, Regency merged with Pacific Retail. See Note 3A and
     Note 13 to the Consolidated Financial Statements.
(5) Includes an aggregate of $165 million invested in shares of common stock and convertible subordinated debentures of Security Capital Group.

     Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the Line of Credit. These borrowings are expected to be reduced by internally generated free cash flow and the proceeds of future issuances of debt or equity securities.

Impact of Year 2000 and the Euro

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Certain computer programs that have time-sensitive software may recognise a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. It could also result in various mechanical malfunctions occurring in the property operations of SC-U.S. Realty's strategic investees.

     SC-U.S. Realty has reviewed the impact of the Year 2000 issue on its operations, accounting and financial reporting by interviewing Banque Internationale a Luxembourg ("BIL"), which provides all custodial duties for SC-U.S. Realty, such as custody of cash, securities deposits and financial transactions, as well as certain administrative duties, such as bookkeeping and the calculation of NAV. In addition, the Operating Advisor uses BIL for its accounting and financial reporting. BIL has informed SC-U.S. Realty that its core system, on which all custodial services are reliant, is Euro compliant with effect from 1 January 1999 and will be Year 2000 compliant by 30 June 1999. BIL is in the process of carrying out detailed checks to ensure that the system is and will function as designed. BIL has a separate accounting system called "MULTIFONDS" which BIL confirmed is fully Year 2000 compliant. BIL installed an updated version of "MULTIFONDS" in October 1998 in order to meet Euro compliance requirements. BIL's communications system, BCS2000, is also Euro and Year 2000 compliant. SC-U.S. Realty therefore does not expect to incur any significant Year 2000 project costs.

     SC-U.S. Realty has reviewed the Year 2000 issue with each of its strategic investees and has determined that there will be minimal, if any, financial impact on SC-U.S. Realty. SC-U.S. Realty has initiated formal communications with all of its significant suppliers to determine the extent to which SC-U.S. Realty's interface systems are vulnerable to those third parties' failure to remedy their own Year 2000 issues, but is not currently in a position to determine what, if any, the ultimate effect of the suppliers' failure to adequately address the Year 2000 issue will be on SC-U.S. Realty. However, each of the significant suppliers has responded in writing that it is, or will be, Year 2000 compliant by the end of 1999.


     SC-U.S. Realty's strategic investees have been reviewing, and continue to review, the operations of their individual properties in order to determine whether such operations are Year 2000 compliant. In the worst case scenarios, either a computer program or software could malfunction, or a strategic investee's mechanical operations, such as elevators, electronic locking or entry systems and HVAC systems, could malfunction. SC-U.S. Realty believes that each of these problems can be temporarily corrected manually, and repaired permanently in a short period of time. SC-U.S. Realty has not developed any specific contingency plans to address a worst case scenario, since the occurrence of such a scenario is not expected to have a material adverse effect on SC-U.S. Realty. SC-U.S. Realty and each of its strategic investees are continuing to monitor their systems for Year 2000 compliance, as well as for the possibility of a development of a worst case scenario. In the unexpected event that it looks likely that a worst case scenario will develop that could have a material adverse impact on SC-U.S. Realty, SC-U.S. Realty will promptly develop a contingency plan to address such a scenario.

     SC-U.S. Realty has reviewed the impact of the Euro and has determined that it is limited to Euro denominated transactions with third parties, generally limited to administrative expenses since the Company's investments are U.S. dollar denominated. These Euro denominated transactions are expected to be minimal and adequately dealt with as discussed above.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In the course of its operations, SC-U.S. Realty is exposed to interest rate risk, equity price risk and, to a limited extent, currency exchange risk, all as described below. While it is not precluded from doing so, SC-U.S. Realty has not had any involvement with derivative financial instruments. To the extent utilised in the future, derivative financial instruments would be used to hedge specific risks or exposures and would not be used for speculative or trading purposes.



     The following discussion only addresses the market risk faced by SC-U.S. Realty. However, SC-U.S. Realty is dependent on the cash flow created by the dividends and distributions paid by its strategic investment and special opportunity positions. Each of these entities is subject to its own specific market risks that could impact its ability to pay dividends or distributions to SC-U.S. Realty. As a result SC-U.S. Realty could indirectly be impacted by the market risk facing the strategic investment and special opportunity positions in the future.



     Sensitivity Analysis

     Interest Rate Risk

     SC-U.S. Realty is exposed to interest rate changes primarily as a result of its unsecured credit facility used to finance its investment activity and maintain financial liquidity. SC-U.S. Realty's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, SC-U.S. Realty borrows primarily at variable rates. In future transactions, SC-U.S. Realty may utilise derivative financial instruments as hedges in anticipation of debt transactions to manage well-defined interest rate risk or to minimise exposure to variable rate debt.

     During the year ended 31 December 1998, SC-U.S. Realty had weighted average outstanding borrowings of $274.4 million at an average interest rate of 6.67% on its Line of Credit and its predecessor line of credit. If interest rates had been 10% higher during 1998, interest expense on the Line of Credit, and its predecessor line of credit, would have increased $1.8 million to $20.3 million. All borrowings under the Line of Credit at 31 December 1998 have been repriced in 1999 and bear interest based on the LIBOR rate at the time of the borrowing. The preceding information is of limited predictive value. As a result, SC-U.S. Realty's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during a future period, hedging strategies at the time, and prevailing interest rates.

     Equity Price Risk

     SC-U.S. Realty is exposed to equity price changes primarily as a result of its strategic investment positions for non-trading purposes and special opportunity positions for intermediate term trading purposes. SC-U.S. Realty accounts for its investments at fair value in accordance with the United States specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies.



     A change in the equity price (determined by market quotations for public company investments and other appropriate indicators of fair market value for private company investments) of any of the investments in the asset category above will impact SC-U.S. Realty's Consolidated Statement of Net Assets by an equivalent amount as well as its Consolidated Statement of Operations by the amounts of the change plus its increasing or decreasing effect on the operating advisor fees. At 31 December 1998, the fair market value of SC-U.S. Realty's strategic investment positions was $2,467,920,000. A hypothetical 10% change in quoted market prices would amount to a change in the recorded value of these investments of $246,792,000 and would result in a change in the amount of (Decrease) Increase in Net Assets Resulting from Operations reported in the Consolidated Statement of Operations of $243,707,100. At 31 December 1998, the fair market value of SC-U.S. Realty's special opportunity positions was $378,725,000. A hypothetical 10% change in quoted market prices would amount to a change in the recorded value of these investments of $37,872,500 and would result in a change in the amount of (Decrease) Increase in Net Assets Resulting from Operations reported in the Consolidated Statement of Operations of $37,399,094. The preceding information is of limited predictive value. As a result, the impact on SC-U.S. Realty of equity price changes is dependent upon equity prices of SC-U.S. Realty's investments and upon the quoted equity price of SC-U.S. Realty in effect during future periods.

     Currency Exchange Risk

     SC-U.S. Realty is exposed to currency exchange changes primarily as a result of certain administrative expenses and tax liabilities payable in its country of organisation, Luxembourg, since the functional currency of SC-U.S. Realty is the U.S. Dollar. To date, the amount of administrative expenses and taxes paid by SC-U.S. Realty in Luxembourg have not been material and, as a result, SC-U.S. Realty has not taken steps to minimise its exposure to currency exchange fluctuations. In the future, SC-U.S. Realty's ultimate realised gain or loss resulting from currency exchange fluctuations will depend on the change in currency exchange rates between the U.S. Dollar and the Luxembourg Franc that arise.

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ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Managers

     The Board of Directors of the Company and the board of directors of Security Capital Holdings S.A. have the broadest powers to act in any circumstances on behalf of the Company and of HOLDINGS, respectively, subject to the powers expressly assigned by applicable law to the general meetings of shareholders.

     The boards of directors are responsible for the overall investments and administration of SC-U.S. Realty and for the adoption and implementation of policies of SC-U.S. Realty.

     The Directors must review and, if appropriate, approve, among other matters: the Company's overall investment strategy and annual strategic plans and budgets; the appointment of the Operating Advisor, the Custodian, Paying Agent, the Corporate Agent, the Domiciliary and Service Agent and the Registrar and Transfer Agent of the Company, and its officers; all the Company's issuances of Shares and its borrowings, as well as the engagement of any underwriters, placement agents or bankers; the proposed directors to be appointed to the board of directors of HOLDINGS; any loans to or equity investments in HOLDINGS or other companies; and, in cases where the Company has rights to nominate directors or trustees of strategic investees and approve or consult on management or investment matters of strategic investees, the exercise of such rights.

     The Directors have appointed Jeffrey A. Cozad as Managing Director of the Company, in which capacity he is responsible for the day-to-day investment and operating oversight of the Company. Mr. Cozad is also Managing Director of the Operating Advisor.

     The board of directors of Security Capital Holdings S.A., all of whom are Directors of the Company, are responsible for reviewing and, if appropriate, approving, among other matters, all investments and dispositions; annual budgets; the appointment of the Operating Advisor, the Custodian, Paying Agent, the Corporate Agent, the Domiciliary and Service Agent and the Registrar and Transfer Agent as well as of the Auditors and officers; all borrowings or stock issuances; and all voting of shares and other exercises of normal shareholder rights with respect to strategic positions.

     Security Capital Holdings S.A.'s board of directors has appointed Mr. Cozad as Managing Director, in which capacity he is responsible for day-to-day investment and operating oversight.


     The Company believes that Directors should have financial interests closely aligned with Shareholders. To help to assure this alignment, the Company has granted Share option equivalents to its independent Directors at the time of the Company's initial private equity offering in October 1995 and at certain later dates, as described below. Each such Director received a Share option equivalent of 50,000 Shares ($500,000 at the initial private offering price of $10 per Share). The Share option equivalent does not represent a right to purchase 50,000 Shares at $10 per Share; rather, it represents the right to receive a restricted cash payment equal to the excess, if any, of the NAV of 50,000 Shares on the day of exercise over $500,000. The restricted cash payment must be applied by the Director to the purchase of the relevant number of Shares to be issued at the NAV as of the date of exercise of the Share option equivalent. Directors were granted a vested right to exercise one-half of their Share option equivalents at the completion of the initial equity offering, but have no right to exercise the other one-half of their Share option equivalents until the fourth anniversary of such completion, and a Director will forfeit all rights to the second half if he resigns or is removed as a Director prior to such fourth anniversary unless such Director is appointed as an advisory director. The right to exercise any Share option equivalent will expire on the fifth anniversary of the completion of the initial private equity offering. Dr. Jay O. Light, who was originally appointed by the general meeting of Shareholders of 26 June 1996, has received Share option equivalents similar to the Share option equivalents described above. These Share option equivalents (of $547,500) were priced at the NAV at which the Shares were sold in the June 1996 offering ($10.95 per Share). Mr. Didier J. Cherpitel, currently an advisory director, who was appointed as a Director of the Company by the general meeting of Shareholders of 25 June 1997, has received Share option equivalents similar to the Share option equivalents described above. These Share option equivalents (of $722,000) were priced at the NAV on 30 June 1997 ($14.44 per Share). Dr. Erich Coenen and Francois Moes, who were appointed as Directors on 16 October 1998 when Didier J. Cherpitel and Alfred Knor retired as Directors, received Share option equivalents (of $430,000) that were priced at the closing stock price on the AEX on 16 October 1998 ($8.60 per Share). Claude Kremer, who was appointed as a Director on 6 January 1999, received Share option equivalents (of $490,000) that were priced at the closing stock price on the AEX on 6 January 1999 ($9.80 per Share). Mr. Knor has exercised share option equivalents representing a restricted cash payment of $47,750 (25,000 shares multiplied by the difference in NAV on the date he received the share option equivalent and 31 December 1998) pursuant to which he will receive 3,713 shares. The Share option equivalents granted to Messrs. Coenen, Moes and Kremer are similar to the Share option equivalents described above except that the pricing and exercise thereof is based on the closing stock price of the Shares rather than NAV. The Company intends to base future grants of Share option equivalents (and the exercise of such Share option equivalents) on the closing stock price of the Shares, rather than NAV.

     The Company does not have any employees. Its custodial and administrative activities are handled by BIL (except for certain domiciliary agent and service agent services that are handled by an affiliate of the Operating Advisor) and its operating advisory activities are handled by the Operating Advisor and the Sub-Advisor. The Directors and officers of the Company and the Sub-Advisor are listed below. Each Director is elected annually at the general meeting of shareholders and serves for a term of one year. The officers of the Company work under the supervision of the Managing Director of the Company and do not themselves make policy decisions on behalf of the Company.


Security Capital U.S. Realty

     Directors

     Erich Coenen (57) has been a Director of the Company since October 1998. Dr. Coenen has been a Member of the Board of Managing Directors of Commerzbank AG based in Frankfurt am Main since 1982. Dr. Coenen received a doctorate in law, having studied at the Universities of Munich, Bonn and Cologne.

     Jeffrey A. Cozad (34) has been a Director of the Company since June 1996 and of Security Capital Holdings S.A. since April 1997. Mr. Cozad has been the Managing Director of the Company and Security Capital Holdings S.A. since June 1996, where he is responsible for the day-to-day investment and operating oversight. Previously, he was Senior Vice President of Security Capital Markets Group Incorporated in its New York office from June 1995 to June 1996, where he was head of capital markets activities and from December 1991 to June 1995 he was Vice President, where he provided capital markets services for affiliates of Security Capital Group. Prior to joining Security Capital Group, Mr. Cozad was with LaSalle Partners Incorporated, where he provided corporate real estate services to major institutions. Mr. Cozad received his M.B.A. from the University of Chicago Graduate School of Business and his B.A. in Economics and Management from DePauw University. Mr. Cozad is a member of the board of directors of Regency. Mr. Cozad and his family own 20,000 Shares.

     Claude Kremer (42) has been a Director of the Company since January 1999. Mr. Kremer has been a partner with the law firm of Arendt & Medernach in Luxembourg and Brussels since 1982, where he practices corporate, investment fund and securities law. Mr. Kremer received his Masters degrees in Law and History from the University of Grenoble (France) and in Accounting and Finance from the London School of Economics and Political Science.

     Jay O. Light (57) has been a Director of the Company and Security Capital Holdings S.A. since June 1996. Dr. Light is a Professor of Business Administration at Harvard University, Graduate School of Business Administration since 1970, where his teaching and research concentration is investment management and capital markets. Dr. Light previously served as Director of Investment and Financial Policies at the Ford Foundation from 1977 to 1979, and is currently a trustee or director of the following organisations: Teachers' Insurance and Annuity Association/The College Retirement Equity Fund, Harvard Management Company, the Baupost Fund, the GMO Trust, Jeffrey Company, Brigham & Women's Hospital and United Asset Management. Dr. Light also serves as a consultant to various investment management firms, endowments and pension plan sponsors.

     Francois Moes (51) has been a Director of the Company since October 1998 and of Security Capital Holdings S.A. since January 1999. Mr. Moes has been a member of the executive board of BIL since October 1990, where his responsibilities include credit policy and risk management, planning, budgeting and human resources. Mr. Moes is a board member of Banque Internationale a Luxembourg BIL Asia Ltd. Singapore. Prior to 1990, he was responsible for the international and corporate lending department of BIL. Mr. Moes is a Graduate of Ecole des Hautes Etudes Commerciales (HEC), Paris and of the Institut Europeen d'Administration des Affaires (INSEAD) in Fontainebleau, France and attended the Advanced Management Program of the Harvard Business School.

     William D. Sanders (57) has been Non-Executive Chairman of the Company since July 1995. He is the founder and Chairman of Security Capital Group. Mr. Sanders retired on 1 January 1990 as Chief Executive Officer of LaSalle Partners Incorporated, a firm he founded in 1968. Mr. Sanders is a director of R.R. Donnelley & Sons Company and was formerly a director of Continental Bank Corporation, Continental Bank, N.A., King Ranch, Inc., LaSalle Partners Incorporated and certain of its affiliates and Lone Star Technologies, Inc. Mr. Sanders is a former trustee and member of the executive committee of the University of Chicago and a former trustee fellow of Cornell University. Mr. Sanders received his B.S. from Cornell University. Mr. Sanders is a member of the boards of directors of CarrAmerica and Storage USA and is an advisory director of Regency.

     Executive Officers

     Eleanor Evans (32) has been a Vice President of the Company since May 1997 where she is responsible for legal, regulatory and operational matters. Prior to joining the Company, Ms. Evans was an assistant solicitor with the law firm of Norton Rose and practised corporate and financial law in both London and Hong Kong from September 1988 to May 1997. Ms. Evans received her law degree from the University of London and is admitted as a solicitor in both England and Wales, and Hong Kong.

     Christopher Fell (43) has been Treasurer of the Company and HOLDINGS since January 1999, where he is responsible for treasury and cash management functions. Mr. Fell joined the Company in September 1997 with cash management responsibilities. Prior to joining the Company, from 1992 to September 1997, Mr. Fell was an interim manager providing corporate treasury services to major corporations in the United Kingdom. Mr. Fell is a member of the Association of Corporate Treasurers.

     W. Scott Hartman (34) has been a Senior Vice President of the Company since April 1999, and with the Operating Advisor since November 1998, where he is responsible for corporate finance initiatives. Prior thereto, Mr. Hartman was Vice President of Security Capital Global Capital Management Group Incorporated from March 1998 to November 1998, Vice President of Security Capital Atlantic Incorporated from September 1996 to March 1998, an associate with Security Capital Atlantic Incorporated from May 1995 to September 1996, in Security Capital's Management Development Program from July 1994 to May 1995 and a research analyst with AMB Institutional Realty Advisors from May 1993 to May 1994. Mr. Hartman received his M.B.A. from the Haas School of Business at the University of California, a J.D. from Hastings College of Law at the University of California and a B.A. from Stanford University.

     Susan Liow (36) has been a Vice President--Finance of the Company since March 1996. Prior to joining the Company, Ms. Liow was the U.K. Financial Controller for Arthur Andersen Corporate Financial Services practice from April 1994 to March 1996. Prior to joining Arthur Andersen, Ms. Liow was a manager in Deloitte & Touche where she was responsible for the U.K. Partnership's profit plans and treasury functions from February 1992 to March 1994. Ms. Liow trained as an auditor with Deloitte & Touche and Neville Russell and received her accountancy qualifications from the Institute of Chartered Accountants in England and Wales. She worked for more than two years in the Loans and Securities division of Public Bank Berhad, Malaysia, before obtaining her BSc in Economics with an award and honours from the University of Surrey, U.K.

     Gerald R. Morgan, Jr. (36) has been a Senior Vice President of the Company since December 1997, where he has financial and operating responsibilities. Mr. Morgan was Vice President of Security Capital Group from March 1995 until December 1997. Prior thereto he was in Security Capital's Management Development Program since July 1993.

Mr. Morgan received an M.B.A. from Stanford University Graduate School of Business and a B.S. with distinction from Stanford University.

     Sub-Advisor

     Thomas B. Allin (49) has been Managing Director of Security Capital Global Strategic Group Incorporated since December 1998. From April 1998 to December 1998, Mr. Allin was President and Chief Operating Officer for Strategic Hotel Capital Incorporated. From April 1996 to December 1997, Mr. Allin was President and Chief Executive Officer for Gordon Biersch. From 1973 to April 1996, Mr. Allin was affiliated with McDonald's Corp., most recently as Senior Vice President and Zone Manager. Mr. Allin received his B.S. from Duke University. Mr. Allin is a member of the board of directors of Regency.

     C. Ronald Blankenship (49) has been Vice Chairman and Chief Operating Officer of Security Capital Group since June 1998. He was Managing Director of Security Capital Group from March 1991 to June 1998 and Non-Executive Chairman of Archstone Communities Trust (formerly Security Capital Pacific Trust) from June 1997 to June 1998 and Chairman of Archstone Communities Trust from June 1991 to June 1997. He is also Co-Head of Security Capital Global Strategic Group Incorporated. Mr. Blankenship received his B.B.A. from the University of Texas at Austin. Mr. Blankenship is a member of the board of directors of Security Capital Group and Storage USA and the board of trustees of City Center Retail.

     Stephen F. Dichter (46) has been a Managing Director of Security Capital Global Strategic Group Incorporated since January 1998, where he conducts global real estate and economic research and manages operations for companies in which Security Capital Group has direct or indirect ownership positions. Prior thereto, from 1979 to January 1998, he was a partner with McKinsey & Company, Inc. Mr. Dichter received his M.B.A. from Harvard Graduate School of Business Administration and his B.A. from Swarthmore College. Mr. Dichter is a member of the board of trustees of City Center Retail, CWS Communities and Urban Growth Property.

     Jeff A. Jacobson (37) has been a Managing Director of Security Capital Global Strategic Group Incorporated since June 1998, where he is responsible for researching strategic investment opportunities in the U.S. and abroad and providing investment oversight to certain real estate operating companies and from September 1997 to June 1998, Mr. Jacobson was Senior Vice President. Prior thereto, from September 1990 to May 1997, Mr. Jacobson was with LaSalle Partners Limited where his most recent position was Managing Director of LaSalle Advisors Limited.

     Anthony R. Manno Jr. (47) has been a Managing Director of Security Capital Global Capital Management Group Incorporated since January 1995, where he is responsible for overseeing all investment and capital allocation recommendations for passive public market securities activities, company and industry analysis, market strategy, trading and reporting. Mr. Manno was a member of Security Capital Group's investment committee from March 1994 to June 1996. Prior to joining Security Capital Group, Mr. Manno was a managing director of LaSalle Partners Incorporated from March 1980 to March 1994. Mr. Manno received his M.B.A., with a concentration in Finance, from the University of Chicago Graduate School of Business and his M.A. and B.A. in Economics from Northwestern University. Mr. Manno is also a certified public accountant.

     Caroline S. McBride (45) has been a Managing Director of Security Capital Global Strategic Group Incorporated since March 1997 and is responsible for investment oversight of strategic investment positions in public and private U.S. real estate operating companies. Prior to joining Security Capital Group in June 1996, Ms. McBride was the director of private market investments for the IBM Retirement Fund, where she was responsible for a $3.7 billion real estate and private equity portfolio. Prior to that, Ms. McBride was director of Finance, Investments and Asset Management for IBM's corporate real estate division. Ms. McBride was with IBM from July 1978 to May 1996. Ms. McBride received a B.A. from Middlebury College and an M.B.A. in Finance from New York University School of Business Administration. Ms. McBride is a member of the board of directors of the Pension Real Estate Association (PREA) and the Real Estate Research Institution. Ms. McBride is a member of the boards of directors of CarrAmerica and Storage USA and the board of trustees of CWS Communities.

     Daniel F. Miranda (45) has been a Managing Director of Security Capital Global Capital Management Group Incorporated since September 1996, where he is responsible for operating oversight of various investments relating to public and private U.S. real estate operating companies. Prior to joining Security Capital Group, Mr. Miranda was a managing director of GE Capital Finance from September 1991 to September 1996, where he was responsible for national real estate services, and prior thereto for a $1.2 billion real estate portfolio in the fourteen-state Midwest region. Previously, Mr. Miranda developed commercial real estate as president of First Columbia Corporation, a firm which he founded, served as vice president and general counsel of the Westport Company, a publicly traded REIT, and practised law with the firm of Sonnenschein Nath & Rosenthal in Chicago. Mr. Miranda received his law degree from Columbia University Law School and his undergraduate degree from the University of California, Berkeley.

     Constance B. Moore (43) has been a Managing Director of Security Capital Global Strategic Group Incorporated since January 1999. From July 1998 to December 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Trustee of Archstone Communities Trust. From January 1996 to July 1998, Ms. Moore was Co-Chairman, Chief Operating Officer and Director of Security Capital Atlantic Incorporated, and from May 1994 to December 1995, she was Managing Director of Archstone Communities Trust. From March 1993 to April 1994, Ms. Moore was Senior Vice President of Security Capital Group. Ms. Moore received her M.B.A. from the University of California at Berkeley and her B.S. in Real Estate Finance, with honours, from San Jose State University.

     A. Richard Moore, Jr. (52) has been a Managing Director of Security Capital Global Strategic Group Incorporated since May 1998. Prior thereto, from March 1990 to May 1998, Mr. Moore was a Vice President with Goldman, Sachs & Co., where his most recent position was in the Equity Research Department.

     Charles I. Stannard (55) has been a Senior Vice President and head of Security Capital Real Estate Research Group Incorporated in the United States since November 1997. Prior to joining Security Capital Group, Mr. Stannard was Senior Vice President and Director of Research with D'Arcy Masius Benton and Bowles, an advertising agency in Detroit, Michigan, from April 1993 to November 1997, where he was actively involved in D'Arcy's General Motors account and new business. Prior thereto Mr. Stannard worked in Chicago for Leo Burnett as a member of its research department. Mr. Stannard received his Ph.D. in Sociology from Northwestern University, his M.B.A. from Cornell University and his B.A. in Sociology from Colgate University.

     Kenneth D. Statz (40) has been a Managing Director of Security Capital Global Capital Management Group Incorporated since December 1997, where he is responsible for researching corporate and portfolio acquisitions. From July 1996 to December 1997 he was Senior Vice President of such entity. Prior to joining Security Capital Group, from February 1993 to January 1995, Mr. Statz was a Vice President in the investment research department of Goldman, Sachs & Co., concentrating on research and underwriting for the REIT industry. Prior thereto, Mr. Statz was a real estate stock portfolio manager and a managing director of Chancellor Capital Management. Mr. Statz received his M.B.A. and B.B.A. in Finance from the University of Wisconsin.

     Paul E. Szurek (38) has been Managing Director of SCGroup Incorporated and Chief Financial Officer of Security Capital Group since July 1997. From January 1996 through June 1997, he was a Managing Director of the Company and HOLDINGS where he was responsible for operations, corporate finance and mergers and acquisitions. Prior thereto, from June 1993 to January 1996, Mr. Szurek was a Senior Vice President of Security Capital Group, where he supervised corporate finance and corporate acquisitions and oversaw legal services for affiliates of the firm. Prior to joining Security Capital Group, Mr. Szurek was a shareholder and attorney in the law firm of Kemp, Smith, Duncan & Hammond in El Paso, Texas, where he practised securities and mergers and acquisitions law. Mr. Szurek received his law degree from the Harvard University Law School and his B.A. in Government from the University of Texas at Austin.

     Robert S. Underhill (43) has been Managing Director of Security Capital Global Strategic Group Incorporated since August 1997, where he is responsible for researching corporate and portfolio acquisitions. Prior thereto, from March 1997 to August 1997, he was Senior Vice President of such entity. Mr. Underhill was a consultant for affiliates of Security Capital Group from November 1994 to February 1997. Prior to joining Security Capital Group, from September 1984 to October 1994, Mr. Underhill was a Senior Vice President of LaSalle Partners Incorporated, where he was responsible for the investment management of a $3.5 billion portfolio of office and retail properties. Prior thereto,

Mr. Underhill was responsible for directing LaSalle Partners Corporate Services' activity in Europe. Mr. Underhill received his M.B.A. from Northwestern University and his B.A. from Colby College.

     Thomas G. Wattles (47) has been a Managing Director of Security Capital Group since March 1991 and Trustee of ProLogis Trust (formerly Security Capital Industrial Trust) since January 1993. Mr. Wattles is also Co-Head of Security Capital Global Strategic Group Incorporated. Mr. Wattles was Non-Executive Chairman of ProLogis Trust from March 1997 to May 1998 and Co-Chairman and Chief Investment Officer of ProLogis Trust from November 1993 to March 1997. Prior thereto, he was Managing Director of ProLogis Trust from January 1993 to November 1993. He received his M.B.A. from Stanford University Graduate School of Business and his B.A. (with distinction) from Stanford University. Mr. Wattles is a member of the board of trustees of CWS Communities and Urban Growth Property.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     Information concerning compensation of directors is set forth below under "--Charges and Expenses--Director Compensation" and information concerning the Share option equivalents granted to Directors is set forth under the heading "Directors and Managers" which is incorporated by reference from ("Item 10-- Directors and Officers of the Registrant") above. The Company does not separately compensate its officers and therefore no information has been provided. Information concerning compensation paid to the Operating Advisor is also provided below.

Charges and Expenses

     General

     As more fully described hereinafter, the Company and/or HOLDINGS, as appropriate, will pay out of their assets all expenses which shall include, but not be limited to, (i) the fees and expenses payable or reimbursable to the Operating Advisor and expenses payable to the Sub-Advisor, (ii) fees payable to the Custodian and its correspondents, the Paying Agent, Corporate Agent, Domiciliary and Service Agent, the Registrar and Transfer Agent, and any other agent employed by the Company or HOLDINGS, (iii) any fees and expenses involved in registering and maintaining the registration of the Company with any governmental agency or stock exchange in Luxembourg, the United States and in any other country, (iv) fees for legal, accounting and auditing services, reporting and publishing expenses, including the costs of preparing, printing and distributing prospectuses, explanatory memoranda, other promotional material, including advertisements in newspapers and journals, periodic reports or registration statements, and the costs of any reports to the shareholders of the Company and of HOLDINGS, (v) all taxes, duties, governmental and similar charges, and (vi) all other operating expenses, as more fully described hereinafter, including all costs of buying and selling assets or raising capital, interest, bank charges and brokerage, postage, telephone and telex. The Company and HOLDINGS may calculate administrative and other expenses of a regular or recurring nature on an estimated figure for yearly or other periods in advance, and may accrue the same in equal proportions over any such period.

     The Company shall pay, or cause to be paid out of the assets of the Company, the following operating and administrative expenses or investment and financing costs (regardless of whether such expenses or costs are capitalised or expensed under GAAP) of the Company and HOLDINGS and, if the Operating Advisor advances money for any of such expenses or costs, it shall be entitled to reimbursement by the Company for the following:

     (i) travel and other out-of-pocket expenses incurred by the directors, officers and employees of the Operating Advisor or its subcontractors in connection with securing financing (including debt and equity) for the Company and HOLDINGS or evaluating, investigating, negotiating or closing the purchase, financing, refinancing or sale of an investment of the Company or HOLDINGS;

     (ii) all other costs and expenses relating to the operations of the Company and HOLDINGS, including, without limitation, travel, appraisal, reporting, accounting, auditing and legal fees and financing and capital raising costs (including, without limitation, sales commissions payable in connection with the issuance of Shares);

     (iii) expenses in connection with payments of distributions in cash or any other form made or caused to be made by the Boards of Directors of the Company and HOLDINGS to or on account of holders of shares of the Company or HOLDINGS, respectively;

     (iv) expenses connected with communications to holders of shares of the Company and HOLDINGS and the investment community in general (including meetings between affiliates of the Operating Advisor and investors or securities analysts) and other bookkeeping and clerical work necessary in maintaining relations with holders of shares and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including the cost of printing and mailing certificates for shares and proxy solicitation materials and reports to holders of shares of the Company and HOLDINGS;

     (v) the fees of the Custodian, Paying Agent, Corporate Agent, Domiciliary and Service Agent, as well as the fees of the Registrar and Transfer Agent, which are payable quarterly and are computed, in accordance with customary banking practice in Luxembourg, as a percentage based on SC-U.S. Realty's gross assets. In addition, the Custodian, Paying Agent, Corporate Agent, Domiciliary and Service Agent, as well as the Registrar and Transfer Agent, are entitled to be reimbursed for their reasonable out-of-pocket expenses and disbursements and for the charges of any correspondents; and

     (vi) expenses relating to any office or office facilities maintained for the Company and/or HOLDINGS separate from the office or offices of the Operating Advisor.

     Director Compensation

     Each of the Directors will be paid a remuneration by the Company at such rate as may from time to time be determined by a resolution of the Shareholders to be adopted during a general meeting (currently $15,000 per year, plus an additional fee of $1,000 per meeting ($5,000 per meeting for directors not resident in Europe) for in-person attendance at each quarterly board meeting). The Directors may also be repaid all reasonable out-of-pocket expenses, insurance coverage, travel, hotel and other expenses properly incurred by them in attending meetings of the Company. SC-U.S. Realty paid a total of $103,000 as compensation to all Directors as a group during 1998. SC-U.S. Realty has no employees and therefore does not compensate any officers.

     Operating Advisor Fees

     The Operating Advisor will receive for the services it provides pursuant to the Advisory Agreement a fee of 1.25% per annum, payable quarterly in arrears, of the average monthly value of funds invested by the Company and/or HOLDINGS (other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities) for the immediately preceding month. Half of this fee shall be payable by the Company and half by HOLDINGS. The Operating Advisor has received fees for these services for the periods from 7 July 1995 (the date of incorporation of the Company) to 31 December 1995, from 1 January 1996 to 31 December 1996, from 1 January 1997 to 31 December 1997 and from 1 January 1998 to 31 December 1998 of $99,000, $8,041,000, $24,632,000 and $35,220,000, respectively.

     The Company and/or HOLDINGS shall pay or reimburse the Operating Advisor, as appropriate, for the operating and administrative expenses or costs described above in U.S. Dollars, provided that the Company and/or HOLDINGS shall not pay or reimburse the Operating Advisor any such operating and administrative expenses in any calendar year (other than expenses related to specific investment, financing or share issuance transactions which are appropriately capitalised, expensed as interest or other general debt costs or included in the investment cost of an asset under GAAP) to the extent that such operating and administrative expenses exceed 0.25% per annum of the average monthly value of funds invested by the Company and/or HOLDINGS (other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities) for such calendar year (as calculated in respect of each calendar month of such calendar year), and, to the extent that the Company and/or HOLDINGS incur or incurs such operating and administrative expenses (other than expenses relating to specific investment, financing or share issuance transactions which are appropriately capitalised, expensed as interest or other general debt costs or included in the investment cost of an asset under GAAP) in any calendar year in excess of the aforementioned amount, the Operating Advisor shall reduce its fee described above in relation to such calendar year, with respect to the Company and/or HOLDINGS, as appropriate, in the amount of the excess of such expenses, in order that the Operating Advisor thereby effectively pays such additional operating and administrative expenses up to the amount of the Operating Advisor's fee. Other than the expenses payable to the Operating Advisor, the other costs of the Company and/or HOLDINGS are not expected to exceed 0.25% per annum of the average monthly value of funds invested by the Company and/or HOLDINGS (other than funds placed in liquid, short-term investments pending further investment, or investments in Security Capital Group securities) in any calendar year.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has no outstanding options to purchase securities.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Directors

     Erich Coenen has been a Director of the Company since October 1998 and has been a member of board of managing directors of Commerzbank AG since 1982. Commerzbank AG is the arranger and administrative agent for the Line of Credit and acted in a similar capacity with regard to the HOLDINGS Line.

     Claude Kremer has been a Director of the Company since January 1999 and has been a partner with the law firm of Arendt & Medernach since 1982. Arendt & Medernach has provided legal services to the Company since its formation.

     Francois Moes has been a Director of the Company since October 1998 and has been a member of the executive board of BIL since 1990. BIL provides all custodial duties for SC-U.S. Realty, such as custody of cash, securities deposits and financial transactions, as well as certain administrative duties, such as bookkeeping and the calculation of NAV. In addition, BIL performs accounting and financial reporting.

     None of Messrs. Coenen, Kremer or Moes had or has a direct or indirect material interest in any of the respective transactions described above.

Operating Advisor

     The Operating Advisor provides SC-U.S. Realty with advice with respect to strategy, investments, financing and certain other administrative matters affecting SC-U.S. Realty. The Operating Advisor advises only SC-U.S. Realty.

     The Operating Advisor and its U.S. affiliates have identified many tangible investment opportunities with the potential to generate significant returns by deploying capital into U.S. real estate companies. The Operating Advisor and its affiliates have committed significant resources to researching and developing SC-U.S. Realty's strategy, and the Operating Advisor advises on the management of SC-U.S. Realty's operations to execute this strategy.

     The Operating Advisor analyses potential opportunities for SC-U.S. Realty to deploy capital in strategic investment positions in U.S. real estate companies, including privately held REITs, and publicly traded positions in REITs. The Operating Advisor seeks to identify geographic and/or product type niches which offer the most attractive opportunities for SC-U.S. Realty to deploy its capital. The Operating Advisor believes that there are a number of specific additional opportunities in which SC-U.S. Realty could generate significant returns by strategically deploying its capital.

     Within a given niche, the Operating Advisor evaluates companies' competitive positions, management expertise, strategic direction, financial strength and, most importantly, their prospects for long-term, sustainable per share cash flow growth. SC-U.S. Realty believes that growth in long-term, sustainable cash flow is a function of a company's ability to be a leader in its market niche with the best service, marketing and product and should be reflected in long-term dividend growth and stock appreciation. Meetings between the Operating Advisor and a company's senior management are an integral part of the Operating Advisor's preliminary analysis.

     The Operating Advisor advises SC-U.S. Realty on obtaining board and committee representation and other management rights with respect to strategic investment positions to impact the research, development and implementation of long-term, focused operating strategies consistent with SC-U.S. Realty's investment criteria.

     The Operating Advisor provides services to SC-U.S. Realty under an agreement dated 1 July 1997. The term of this agreement is two years from the date of its signature. The agreement is automatically renewed for successive periods of two years, unless the Company and HOLDINGS, acting together, give written notice that the agreement will not be renewed; however, at any time after the first anniversary date of the agreement both the Company and HOLDINGS, acting together, may terminate the agreement on not less than sixty days' prior written notice to the Operating Advisor.

     The Operating Advisor is a public limited holding company (societe anonyme) incorporated under the laws of Luxembourg on 26 June 1997 for an unlimited period of time.

     Its registered office is located at 25b, boulevard Royal, L-2449 Luxembourg. Its current directors are Jeffrey A. Cozad, Christopher W. House and William D. Sanders.

     Subject to the prior approval of the board of directors of the Company or HOLDINGS, as the case may be, the Operating Advisor may subcontract part or all of its duties, functions, powers or privileges to other persons or entities on terms and conditions as the Operating Advisor determines. In all cases, however, the Operating Advisor shall be responsible for the performance of such duties and responsibilities.

     See "Item 1--Operating Advisor" and "Item 1--Relationship with Security Capital Group" for more information concerning the relationship of the Company, the Operating Advisor and Security Capital Group.

Operating Advisor Affiliates

     The Operating Advisor has stated that it currently intends to continue to contract with the Sub-Advisor and other real estate and business consulting services to assist in the research, identification and evaluation of strategic investment positions. The Sub-Advisor is a resource for SC-U.S. Realty, conducting strategic real estate market research, investment research and due diligence. The Operating Advisor uses this information to evaluate potential strategic investment positions in U.S. real estate companies and publicly traded positions in REITs.

     SC-U.S. Realty has appointed Security Capital European Services S.A. as its domiciliary agent (the "Domiciliary Agent") and service agent (the "Service Agent") responsible for the domiciliation of SC-U.S. Realty and the performance of certain of the administrative duties not performed by the Corporate Agent.

     The rights and duties of Security Capital European Services S.A., as Domiciliary and Service Agent, are governed by an agreement for an unlimited period of time which may be terminated by SC-U.S. Realty or Security Capital European Services S.A. by giving not less than 90 days' prior written notice.

     Security Capital European Services S.A. is a public limited company (societe anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on 18 March 1997. It presently exists for an unlimited period of time. Its registered office is at 25b, boulevard Royal, L-2449 Luxembourg. Its share capital amounted to $50,000 as of 31 December 1998.

     Also see "Charges and Expenses" in Item 11.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Incorporated by reference to Item 6 above.


                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     Not applicable.

                                    GLOSSARY


AEX.................  AEX Stock Exchange, Amsterdam.

ADRs................  American Depositary Receipts evidencing interests in ADSs.

ADSs................  American Depositary Shares.

Articles............  The Articles of Incorporation of the Company, as amended at an extraordinary general meeting of the Company held on 24 June 1998.

ASAS................  The Amsterdam Security Account System.

BIL.................  Banque Internationale a Luxembourg.

Board of Directors..  The Board of Directors of the Company.

Business Day........  Any day on which banks are open for business in Luxembourg
                      City, Amsterdam and New York City.

CarrAmerica.........  CarrAmerica Realty Corporation, a Maryland corporation
                      (NYSE:CRE).

Cedel...............  Cedel Bank, societe anonyme.

City Center Retail..  City Center Retail Trust, a Maryland real estate investment trust.

Code................  The U.S. Internal Revenue Code of 1986, as amended.

Commission..........  The U.S. Securities and Exchange Commission.

Company.............  Security Capital U.S. Realty, organised in Luxembourg as a
                      Societe d'Investissement a Capital Fixe.

Consolidated
Financial
Statements..........  The audited consolidated financial statements of SC-U.S.
                      Realty as of 31 December 1998, 1997 and 1996 and for the years then ended.

Convertible Notes...  The 2% Senior Unsecured Convertible Notes due 2003 of the
                      Company.

Custodian...........  The Depositary's custodian.

CWS Communities.....  CWS Communities Trust, a Maryland real estate investment trust.

Deposit Agreement...  The Deposit Agreement dated as of _______ __, 1999 among the Company, the Depositary and the holders from time to time of ADRs.

Depositary..........  The Bank of New York.

DTC.................  The Depository Trust Company.

Directors...........  The individual members of the Board of Directors of the
                      Company.

Euroclear...........  Morgan Guaranty Trust Company of New York, Brussels
                      Office, or its successor as operator of the Euroclear system.

Exchange Act........  The U.S. Securities Exchange Act of 1934, as amended.

GAAP................  Generally accepted accounting principles in the United
                      States.

HOLDINGS............  Security Capital Holdings S.A., a Luxembourg corporation which is a wholly-owned subsidiary of the Company, including all of HOLDINGS' wholly-owned subsidiaries, unless the context otherwise indicates.

HOLDINGS Line.......  The $700 million secured line of credit of HOLDINGS that was guaranteed by the Company.

Indenture...........  The Indenture dated as of 22 May 1998, between the Company and the Trustee, as amended by the First Supplemental Indenture, dated as of 22 May 1998.

Investment Company
Act.................  The U.S. Investment Company Act of 1940, as amended.

LSE.................  The Luxembourg Stock Exchange.

Luxembourg..........  The Grand Duchy of Luxembourg.

Luxembourg francs
or LUF..............  The legal currency of Luxembourg.

Management..........  The Managing Director and Directors of the Company.

NAV.................  Net asset value per Share, or the value of SC-U.S.
                      Realty's net assets, being the total asset value less the total liabilities, divided by the number of Shares outstanding as of each Valuation Day, as calculated in accordance with Articles 10 and 11 of the Articles and as described under the heading "Valuation and Investment Restrictions--Valuation" in Item 1.

NYSE................  The New York Stock Exchange.

Operating Advisor...  Security Capital U.S. Realty Management S.A., a Luxembourg
                      corporation which is a wholly-owned subsidiary of Security Capital Group.

Pacific Retail......  Pacific Retail Trust, a Maryland real estate investment trust.

Regency.............  Regency Realty Corporation, a Florida corporation
                      (NYSE:REG).

REITs...............  Entities taxed as "real estate investment trusts" under the Code.

Rights Offering.....  The issue (if any) by the Company of Shares for subscription at a price per Share which is below NAV by reserving for existing Shareholders the right to subscribe for new Shares on a preferential and ratable basis in compliance with the provisions of Article 7 of the Articles.

Rule 144A ADRs......  Rule 144A American Depositary Receipts representing interests in Rule 144A ADSs.

Rule 144A ADSs......  Rule 144A American Depositary Shares.

Rule 144A Deposit
Agreement...........  The Rule 144A Deposit Agreement between the Company and
                      The Bank of New York.

Securities..........  The Shares together with the ADSs.

SC-U.S. Realty......  The Company and its wholly-owned direct and indirect subsidiaries.

Securities Act......  The U.S. Securities Act of 1933, as amended.

Security Capital
Group...............  Security Capital Group Incorporated (NYSE:SCZ/A and SCZ/B)
                      (or, where applicable, SC Realty Incorporated, its wholly-owned subsidiary), the Company's principal beneficial Shareholder, which, as of 31 December 1998, owned approximately 35.01% of the outstanding Shares.

Shareholder.........  A registered holder of Shares and, unless the context demands otherwise, a person who holds Shares through ASAS, Euroclear or Cedel.

Shares..............  Shares having a par value of $2.00 per share, of the
                      Company.

SICAF...............  Societe d'Investissement a Capital Fixe.

SICAV...............  Societe d'Investissement a Capital Variable.

Storage USA.........  Storage USA, Inc., a Tennessee corporation (NYSE:SUS).

Sub-Advisor.........  Security Capital Investment Research Incorporated and,
                      where the context requires, its wholly-owned subsidiaries Security Capital Global Strategic Group Incorporated, Security Capital Global Capital Management Group Incorporated and Security Capital Real Estate Research Group Incorporated.

Trustee.............  State Street Bank and Trust Company.

United States.......  The United States of America (including the States and the
                      District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

Urban Growth
Property............  Urban Growth Property Trust, a Maryland real estate investment trust.

U.S. Dollars or $...  The legal currency of the United States of America.

Valuation Day.......  The day as of which NAV is calculated in accordance with
                      Article 11 of the Articles until a subsequent Valuation Day. Valuation Days generally occur on the last business day in Luxembourg of each quarter.

                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS


                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants...........................................  82

Consolidated Statements of Net Assets at 31 December 1998 and 1997..........  83

Consolidated Statements of Operations for the years ended
  31 December 1998, 1997 and 1996...........................................  84

Consolidated Statements of Cash Flows for the years ended
  31 December 1998, 1997 and 1996...........................................  85

Consolidated Statements of Changes in Net Assets for the years ended
  31 December 1998, 1997 and 1996...........................................  86

Consolidated Statements of Changes in Shares Outstanding for the
  years ended 31 December 1998, 1997 and 1996...............................  86

Consolidated Financial Highlights for the years ended
  31 December 1998, 1997 and 1996...........................................  86

Consolidated Schedules of Strategic Investment Positions at
  31 December 1998 and 1997.................................................  87

Consolidated Schedules of Special Opportunity Positions at
  31 December 1998 and 1997.................................................  88

Notes to the Consolidated Financial Statements..............................  89

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SECURITY CAPITAL U.S. REALTY

     In our opinion, the consolidated statements of net assets (including the consolidated schedules of strategic investment positions and of special opportunity positions) and the related consolidated statements of operations, of cash flows, of changes in net assets and of changes in shares outstanding, and the consolidated financial highlights present fairly, in all material respects, the financial position of SECURITY CAPITAL U.S. REALTY (the "Company") and its wholly-owned subsidiaries at 31 December 1998 and 1997, and the results of operations and their cash flows and financial highlights for each of the three years ended 31 December 1998, 1997 and 1996, in conformity with accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter collectively referred to as "financial statements") are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Standards on Auditing, which are substantially equivalent to auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE SARL



Luxembourg
10 March 1999

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF NET ASSETS
                   (in thousands $, except per share amounts)

                                                                                   At 31 December
                                                                              -------------------------
                                A S S E T S                                       1998         1997
                                -----------                                   ------------  -----------
Strategic investment positions at value:
  CarrAmerica (Cost $699,851 and $636,387, respectively).....................  $  686,482    $  838,343
  City Center Retail (Cost $304,035 and $83,665, respectively)...............     304,035        83,300
  CWS Communities (Cost $153,563 and $92,600, respectively)..................     153,563        91,646
  Pacific Retail (Cost $524,038 and $523,459, respectively)..................     501,805       610,811
  Regency (Cost $235,750 and $225,695, respectively).........................     260,775       312,438
  Storage USA (Cost $394,272 and $348,444, respectively).....................     380,178       422,265
  Urban Growth Property (Cost $181,082 and $17,703, respectively)............     181,082        17,241
Special opportunity positions at value:
  Security Capital Group Incorporated (Cost $165,000 and $165,000,
    respectively)............................................................     116,245       165,000
  Other special opportunity positions (Cost $314,031 and $282,708,
    respectively)............................................................     262,480       352,010
                                                                               ----------    ----------
Total investments............................................................  $2,846,645    $2,893,054
Cash and cash equivalents....................................................       2,994         1,970
Accounts receivable and other................................................      23,989         6,796
                                                                               ----------    ----------
TOTAL ASSETS.................................................................  $2,873,628    $2,901,820
                                                                               ----------    ----------

                             L I A B I L I T I E S
                             ---------------------
Accounts payable and accrued expenses........................................  $   13,497    $   12,382
Taxes payable................................................................       1,306         1,018
Line of credit...............................................................     262,500       130,000
Convertible notes............................................................     369,940            --
                                                                               ----------    ----------
TOTAL LIABILITIES............................................................  $  647,243    $  143,400
                                                                               ----------    ----------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)......................................  $2,226,385    $2,758,420
                                                                               ==========    ==========

SHARES
Authorised 500,000,000 shares, $2.00 par value, 173,123,743 shares
  issued and outstanding at 31 December 1998 and 31 December 1997............  $  346,247    $  346,247
Legal reserve................................................................      30,375        27,304
Share premium account........................................................   1,749,158     1,749,598
                                                                               ----------    ----------
PAID-IN CAPITAL..............................................................  $2,125,780    $2,123,149
Undistributed net operating income...........................................  $  148,152    $   73,324
Accumulated net realised gain................................................      77,431        44,553
Unrealised (depreciation)/appreciation on strategic investment and special
 opportunity positions.......................................................    (124,978)      517,394
                                                                               ----------    ----------
TOTAL NET ASSETS.............................................................  $2,226,385    $2,758,420
                                                                               ==========    ==========

Net Asset Value per share....................................................      $12.86        $15.93

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands $, except per share amounts)


                                                                         For the years ended 31 December
                                                                       -----------------------------------
                                                                          1998         1997        1996
                                                                       -----------  ----------  ----------
REVENUES
Gross dividends from strategic investment positions:
 CarrAmerica........................................................    $  51,999    $ 41,412    $ 13,567
 CWS Communities....................................................        4,783          --          --
 Pacific Retail.....................................................       36,178      21,576       9,482
 Regency............................................................       20,244      11,441         773
 Storage USA........................................................       29,934      24,497       8,700
 Urban Growth Property..............................................        4,338          --          --
                                                                        ---------    --------    --------
                                                                        $ 147,476    $ 98,926    $ 32,522
Gross dividends from special opportunity positions..................       20,908      17,594       5,192
                                                                        ---------    --------    --------
                                                                        $ 168,384    $116,520    $ 37,714

Interest income from affiliate......................................        3,575       2,896         504
Interest income from non-affiliate and other income.................        1,132         805       2,169
                                                                        ---------    --------    --------
TOTAL GROSS REVENUES................................................    $ 173,091    $120,221    $ 40,387
Withholding tax on dividends received (Note 9)......................      (16,266)    (17,304)     (5,551)
                                                                        ---------    --------    --------
TOTAL REVENUES......................................................    $ 156,825    $102,917    $ 34,836
                                                                        =========    ========    ========

EXPENSES
Operating advisor fees (Note 8).....................................    $  35,220    $ 24,632    $  8,041
Custodian fees......................................................          459         470         318
Directors' fees.....................................................          103          85          57
Professional expenses...............................................        1,843         810       1,023
Administrative expenses.............................................        2,057       1,159         845
Amortisation of convertible notes deferred costs....................          959          --          --
Amortisation of formation expenses..................................           --          --       1,654
Formation expenses..................................................           --          --         172
Taxes...............................................................        2,429       1,857         628
Line of credit arrangement and commitment fees......................        2,561       2,259       2,991
Interest on line of credit..........................................       18,434      11,336       6,168
Interest on convertible notes.......................................       14,861          --          --
                                                                        ---------    --------    --------
TOTAL EXPENSES......................................................    $  78,926    $ 42,608    $ 21,897
                                                                        ---------    --------    --------

NET OPERATING INCOME................................................    $  77,899    $ 60,309    $ 12,939

NET REALISED AND UNREALISED (LOSS)/GAIN ON STRATEGIC
 INVESTMENT AND SPECIAL OPPORTUNITY POSITIONS
Net realised gain on special opportunity positions..................    $  32,878    $ 41,073    $  3,480
Net (decrease)/increase in appreciation on strategic investment and
 special opportunity positions......................................     (642,372)    264,974     252,294
                                                                        ---------    --------    --------
NET (LOSS)/GAIN ON STRATEGIC INVESTMENT AND SPECIAL
 OPPORTUNITY POSITIONS..............................................    $(609,494)   $306,047    $255,774
                                                                        ---------    --------    --------

(DECREASE)/INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS........................................................    $(531,595)   $366,356    $268,713
                                                                        =========    ========    ========

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (in thousands $, except per share amounts)


                                                            For the years ended 31 December
                                                        ---------------------------------------
                                                           1998          1997          1996
                                                        -----------  ------------  ------------

Operating Activities:
 (Decrease)/Increase in net assets resulting from
  operations..........................................   $(531,595)  $   366,356   $   268,713
 Adjustments to reconcile (decrease)/increase in net
  assets resulting from operations to net cash
  provided by operating activities:
   Movement in unrealised gain........................     642,372      (264,974)     (252,294)
   Movement in accretion on convertible notes.........       9,387            --            --
   Movement in convertible notes deferred costs.......         959            --            --
   Amortisation of formation expenses.................          --            --         1,654
   Changes in operating assets and liabilities:
     Accounts receivable and other....................     (10,266)        1,498        (8,289)
     Interest receivable from affiliate...............          --           366          (366)
     Accounts payable and accrued expenses............        (256)        2,488         2,426
     Operating advisor fees payable...................       1,371         4,629         2,594
     Taxes payable....................................         286           625           386
                                                         ---------   -----------   -----------
       Net cash provided by operating activities......   $ 112,258   $   110,988   $    14,824
                                                         ---------   -----------   -----------

Investing Activities:
 Fundings in strategic investment positions:
  CarrAmerica.........................................   $ (63,464)  $  (207,971)  $  (428,416)
  City Center Retail..................................    (220,370)      (83,665)           --
  CWS Communities.....................................     (60,963)      (92,600)           --
  Pacific Retail......................................        (579)     (313,145)     (157,255)
  Regency.............................................     (10,055)     (158,596)      (67,098)
  Storage USA.........................................     (45,828)      (76,561)     (271,883)
  Urban Growth Property...............................    (163,379)      (17,703)           --
 Fundings in Security Capital Group...................          --      (142,500)      (22,500)
 Fundings in other special opportunity positions, net.     (31,323)     (104,700)     (176,413)
                                                         ---------   -----------   -----------
       Net cash used in investing activities..........   $(595,961)  $(1,197,441)  $(1,123,565)
                                                         ---------   -----------   -----------

Financing Activities:
  Net proceeds from share offerings...................   $      --   $ 1,072,966   $   987,238
  Net proceeds from convertible notes offering........     352,667            --            --
  Offering expenses charged against the share
    premium account...................................        (440)           --            --
  Drawdowns from line of credit.......................     340,000     1,425,000       376,500
  Repayment of line of credit.........................    (207,500)   (1,464,500)     (207,000)
                                                         ---------   -----------   -----------
    Net cash provided by financing activities.........     484,727     1,033,466   $ 1,156,738
                                                         ---------   -----------   -----------

Net increase/(decrease) in cash and cash equivalents..   $   1,024   $   (52,987)  $    47,997
Cash and cash equivalents, beginning of the year......       1,970        54,957         6,960
                                                         ---------   -----------   -----------
Cash and cash equivalents, end of the year............   $   2,994   $     1,970   $    54,957
                                                         =========   ===========   ===========

Supplemental disclosure of cash flow information:
 Tax paid.............................................   $   2,141   $     1,232   $       242
                                                         =========   ===========   ===========

Interest paid on borrowings...........................   $  22,987   $    11,929   $     5,522
                                                         =========   ===========   ===========

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
                                (in thousands $)

                                                                              For the years ended
                                                                                  31 December
                                                                     --------------------------------------
                                                                         1998         1997         1996
                                                                     ------------  -----------  -----------
                                                                   (in thousands $, except per share amount)
OPERATIONS:
Net operating income...............................................   $   77,899    $   60,309   $   12,939
Realised gain on special opportunity positions.....................       32,878        41,073        3,480
(Decrease)/Increase in appreciation on strategic investment
 and special opportunity positions.................................     (642,372)      264,974      252,294
                                                                      ----------    ----------   ----------
(Decrease)/Increase in net assets resulting from operations........   $ (531,595)   $  366,356   $  268,713

CAPITAL TRANSACTIONS:
Net proceeds from offerings........................................   $       --    $1,072,965   $  987,238
(Decrease)/Increase in share premium account.......................         (440)           --           --
                                                                      ----------    ----------   ----------
(Decrease)/Increase in net assets resulting from capital
 transactions......................................................   $     (440)   $1,072,965   $  987,238

NET ASSETS:
(Decrease)/Increase in net assets during the year..................   $ (532,035)   $1,439,321   $1,255,951
Net assets at the beginning of the year............................    2,758,420     1,319,099       63,148
                                                                      ----------    ----------   ----------
Net assets at the end of the year (includes undistributed net
 operating income of $148,252 for 1998, $73,324 for 1997, and         $2,226,385    $2,758,420   $1,319,099
 $13,015 for 1996).................................................   ==========    ==========   ==========


            CONSOLIDATED STATEMENTS OF CHANGES IN SHARES OUTSTANDING

                                          Number of shares
                                ------------------------------------
                                  For the years ended 31 December
                                ------------------------------------
                                   1998         1997         1996
                                -----------  -----------  ----------
At the beginning of the year    173,123,743   96,492,710   6,294,573
Issued during the year                   --   76,631,033  90,198,137
                                -----------  -----------  ----------
At the end of the year          173,123,743  173,123,743  96,492,710
                                ===========  ===========  ==========



                       CONSOLIDATED FINANCIAL HIGHLIGHTS


                                                          For the years ended 31 December
                                                          --------------------------------
                                                             1998       1997       1996
                                                          ----------  ---------  ---------
Per share data:
Net asset value per share at the beginning of the year....   $15.93      $13.67     $10.03
Net operating income......................................     0.45        0.37       0.12
Net change in movement in unrealised appreciation and
 realised gain on strategic investment and special
 opportunity positions in the year........................    (3.52)       1.89       3.52
                                                             ------      ------     ------
Net asset value per share at the end of the year..........   $12.86      $15.93     $13.67
                                                             ======      ======     ======

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

           CONSOLIDATED SCHEDULES OF STRATEGIC INVESTMENT POSITIONS

                              At 31 December 1998
             (in thousands $, except shares held and percentages)

                                                                 Number of                                         Percentage
                                                                  Shares                                            of Total
Strategic Investment Positions         Security Type              Held              Cost             Value           Assets
------------------------------         -------------            ----------        --------        ----------      -------------
CarrAmerica.........................   Common Stock            28,603,417       $  699,851       $  686,482            23.9%
City Center Retail..................   Common Stock            30,390,000          304,035          304,035            10.6%
CWS Communities.....................   Common Stock            15,323,358          153,563          153,563             5.3%
Pacific Retail(1)...................   Common Stock            46,985,459          524,038          501,805            17.5%
Regency(1)..........................   Common Stock            11,720,216          235,750          260,775             9.1%
Storage USA.........................   Common Stock            11,765,654          394,272          380,178            13.2%
Urban Growth Property...............   Common Stock            18,074,100          181,082          181,082             6.3%
                                                                                ----------       ----------            ----
Total investment in strategic.......                                            $2,492,591       $2,467,920            85.9%
  investment positions..............                                            ==========       ==========            ====

(1) See Note 3A and Note 13 to the Consolidated Financial Statements regarding the merger of Pacific Retail and Regency.

                              At 31 December 1997
             (in thousands $, except shares held and percentages)

                                                                 Number of                                         Percentage
                                                                  Shares                                            of Total
Strategic Investment Positions         Security Type              Held              Cost             Value           Assets
------------------------------         -------------            ----------        --------        ----------      -------------
CarrAmerica.......................     Common Stock            26,456,583       $  636,387       $  838,343            28.9%
City Center Retail................     Common Stock             8,330,000           83,665           83,300             2.9%
CWS Communities...................     Common Stock             9,164,597           92,600           91,646             3.2%
Pacific Retail....................     Common Stock            46,985,459          523,459          610,811            21.0%
Regency...........................     Common Stock            11,284,439          225,695          312,438            10.8%
Storage USA.......................     Common Stock            10,573,154          348,444          422,265            14.6%
Urban Growth Property.............     Common Stock             1,724,100           17,703           17,241             0.6%
                                                                                ----------       ----------            ----
Total investment in strategic.....                                              $1,927,953       $2,376,044            82.0%
 investment positions.............                                              ==========       ==========            ====


   The accompanying notes form an integral part of the financial statements.

            CONSOLIDATED SCHEDULES OF SPECIAL OPPORTUNITY POSITIONS

                              At 31 December 1998
                     (In thousands $, except percentages)

                                                                                                  Percentage
                                                                                                   of Total
Property Type                                                             Cost        Value         Assets
-------------                                                            ------      -------     -----------
Companies in which SC-U.S. Realty owns a 5% or greater interest:
  Retail...........................................................     $ 35,493     $ 37,646           1.3%
  Other............................................................       14,446       14,446           0.5%
Companies in which SC-U.S. Realty owns less than a 5% interest:
  Office/Industrial................................................      107,905       97,658           3.4%
  Hotel............................................................       79,600       41,356           1.4%
  Multifamily......................................................       29,044       28,727           1.0%
  Diversified......................................................       13,683       11,004           0.4%
  Storage..........................................................       10,227       11,350           0.4%
  Retail...........................................................        8,406        6,949           0.2%
  Other............................................................       15,227       13,344           0.5%
                                                                        --------     --------          ----
Total investment in other special opportunity positions............     $314,031     $262,480           9.1%
Investment in Security Capital Group Incorporated..................      165,000      116,245           4.0%
                                                                        --------     --------          ----
Total investment in special opportunity positions..................     $479,031     $378,725          13.1%
                                                                        ========     ========          ====

                              At 31 December 1997
                     (In thousands $, except percentages)

                                                                                                  Percentage
                                                                                                   of Total
Property Type                                                             Cost        Value         Assets
-------------                                                            ------      -------     -----------
Companies in which SC-U.S. Realty owns a 5% or greater interest:
  Other.............................................................    $  7,506     $  7,049           0.2%
Companies in which SC-U.S. Realty owns less than 5% interest:
  Office/Industrial.................................................      81,558      112,635           3.9%
  Storage...........................................................      53,311       63,045           2.2%
  Retail............................................................      48,265       63,026           2.2%
  Multifamily.......................................................      45,646       58,117           2.0%
  Hotel.............................................................      46,422       48,138           1.7%
                                                                        --------     --------          ----
Total investment in other special opportunity positions.............    $282,708      352,010          12.2%
Investment in Security Capital Group Incorporated...................     165,000      165,000           5.7%
                                                                        --------     --------          ----
Total investment in special opportunity positions...................    $447,708     $517,010          17.9%
                                                                        ========     ========          ====

   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1--ORGANISATION

     Security Capital U.S. Realty (the "Company") (Amsterdam Stock Exchange ISIN
Code: LU0060100673, Bloomberg Symbol: SCUS NA, Reuters Symbol: CAPAu.AS) was incorporated on 7 July 1995 and is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return. The Company is organised in Luxembourg as a Societe d'Investissement a Capital Fixe (a company with a fixed capital).

     The Company owns its assets through its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All accounts of HOLDINGS have been consolidated with the Company and all significant intercompany transactions have been eliminated upon consolidation. References herein to SC-U.S. Realty are to the consolidated entity consisting of Security Capital U.S. Realty and HOLDINGS, unless noted otherwise.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and with Luxembourg regulatory requirements. The preparation of financial statements in accordance with GAAP requires the Company's management to make estimates of certain reported amounts in the financial statements. Actual results may differ from those estimates.

A. Fair Value Basis of Presentation

     SC-U.S. Realty accounts for its investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the "Guide"). Thus, SC-U.S. Realty's investments in publicly traded companies are valued at market determined by using closing market prices on the New York Stock Exchange ("NYSE") or other recognised stock exchange when appropriate as of the balance sheet date, subject to an appropriate adjustment for trade restrictions, if any. Except for Pacific Retail, which is valued based on the exchange ratio and the closing stock price of Regency on the NYSE (see Note 3A and Note 13 below), for privately held investments in which SC-U.S. Realty has an ownership interest, SC-U.S. Realty will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used, if it determines that such valuation better reflects the fair value of any assets of the Company.

     Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealised gains or losses relating to changes in fair value of SC-U.S. Realty's investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if such gains were realised. Under current tax laws, and in light of SC-U.S. Realty's operating methods and plans, SC-U.S. Realty's investment gains generally are not subject to income taxes.

                         SECURITY CAPITAL U.S. REALTY

     As of 31 December 1998 and 1997, 40.6% (23.0% excluding the investment in Pacific Retail which merged with Regency on 28 February 1999, see Note 3A and
Note 13) and 27.8%, respectively, of SC-U.S. Realty's investments were in private or untraded securities valued at their fair value as determined by the Board of Directors, using the methodology described above. This value may differ from the value that would have been used had a trading market for these securities existed. The valuation of assets assumes that any assets disposed of would be sold in an orderly process; any forced sale of assets under short-term pressures, which is not foreseen, could adversely affect realisable values.

B. Accounting for Investments and Income

     All purchases and sales of publicly traded securities are recorded as of the trade date (i.e., the date that SC-U.S. Realty's broker actually executes an order to buy or sell). All purchases and sales of privately held securities are recorded as of the date the actual purchase or sale is made. Dividend income is recorded on the ex-dividend date for each dividend declared by an issuer. HOLDINGS may be entitled to refunds on a portion of the withholding tax because the withholding tax is not levied on the portion of dividends which is a return of capital. Interest income is recorded on the accrual basis. Interest received is stated net of withholding taxes. Realised gains and losses on sales of shares are determined on the average cost method.

C. Cash and Cash Equivalents

     SC-U.S. Realty considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

D. Deferred Financing Costs/Discounts

     Underwriting fees relating to the issue of the $450 million aggregate principal amount at maturity of the Company's 2% Senior Unsecured Convertible Notes due 2003 (the "Convertible Notes") are capitalised and amortised using the effective interest method over the term of the obligation. Discounts on the Convertible Notes are accreted as a component of interest expense using the effective interest method over the term of the obligation.

E. New Accounting Pronouncements

     During June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective 1 January 2000. Management intends to adopt the statement as required in fiscal 2000. Although the Company has not historically used such instruments, it is not precluded from doing so. Management believes that the impact of such adoption will not be material to the financial statements.

NOTE 3--INVESTMENTS

     SC-U.S. Realty aims to have 85% to 90% of its assets deployed in strategic investment positions and 10% to 15% invested in special opportunity positions.

A. Strategic Investment Positions

     Strategic investment positions represent significant (minimum of 25% to a general maximum of 49% of each issuer's fully diluted common stock outstanding) equity ownership positions in public companies, or in private companies that

                         SECURITY CAPITAL U.S. REALTY
will be positioned to be taken public. With private companies which SC-U.S. Realty sponsors, it expects to own substantially more than 50% of the voting shares until such companies become publicly traded, at which time SC-U.S. Realty expects its ownership of such shares will begin to be diluted until it reaches 35% to 45% on a fully diluted basis. SC-U.S. Realty will be the largest shareholder of its strategic investees, have representation on their boards of directors, and influence their operations and strategies through ongoing consultation and research. Strategic investees are characterised by the perceived potential for a superior market niche and the ultimate potential for market preeminence with a focused strategy and product.


     On 24 September 1998, it was announced that Regency agreed to merge with Pacific Retail in a tax-free transaction. The merger occurred on 28 February 1999. Pursuant to the terms of the merger agreement, shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned. Immediately prior to the merger, SC-U.S. Realty owned 46,985,459 shares of beneficial interest of Pacific Retail and 11,720,216 shares of common stock of Regency. Immediately following the merger, SC-U.S. Realty owned 34,273,236 shares of common stock of Regency. The closing price of a share of common stock of Regency on the NYSE on 26 February 1999 (the last trading date preceding the closing of the merger) was $20.25. Since the merger had not occurred at 31 December 1998, SC-U.S. Realty has reflected in its financial statements the number of shares and value of its investment in Pacific Retail using the market price of Regency's common stock and the exchange ratio of 0.48.

B.   Special Opportunity Positions

     Special opportunity positions primarily consist of ownership positions of less than 10% of the fully diluted stock in publicly traded entities taxed as real estate investment trusts under the U.S. Internal Revenue Code of 1986, as amended ("REITs") and other publicly traded U.S. real estate companies. The investments have and will take the form of either direct investments in, or public market purchases of, shares of companies that SC-U.S. Realty believes possess the requisite fundamentals to generate strong cash flow growth and/or value appreciation. In exceptional circumstances, and to a very limited extent, SC-U.S. Realty may make special opportunity investments in companies which are not publicly traded. Typically such an investment would be in a company which does not at the time of investment fulfill the criteria for a strategic investment position, but in which SC-U.S. Realty may take a strategic investment position in the future.

     As of 31 December 1998 and 1997, SC-U.S. Realty had deployed a total of $165 million in securities of Security Capital Group. This amount is made up of an investment of $110 million (representing 52,430.9 shares of Class A common stock and $55 million aggregate principal amount of 6.5% convertible subordinated debentures due 2016) and an additional $55 million (representing 1,964,286 shares of Class B common stock) invested during Security Capital Group's initial public offering in September 1997.

NOTE 4--ACCOUNTS RECEIVABLE AND OTHER

                                                           At 31 December
                                                 ----------------------------------
                                                       1998              1997
                                                 ----------------  ----------------
                                                 (in thousands $)  (in thousands $)
Dividends.......................................         $ 8,162            $1,668
Receivable from brokers on investments sold.....           8,219             4,905
Deferred issue costs on Convertible Notes (1)...           6,927                --
Interest........................................             580                --
Refund of withholding tax.......................              97               223
Other...........................................               4                --
                                                         -------            ------
                                                         $23,989            $6,796
                                                         =======            ======

------------

                         SECURITY CAPITAL U.S. REALTY

(1) Represents the underwriting fees of $7.9 million relating to the issuance of Convertible Notes (see Note 7). The fees have been deferred and will be fully amortised over a period of five years starting from the date of issue on 22 May 1998.

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                   At 31 December
                                         ----------------------------------
                                               1998              1997
                                         ----------------  ----------------
                                         (in thousands $)  (in thousands $)
Operating advisor fees.................          $ 8,614           $ 7,243
Offering expenses......................               --             1,739
Line of credit arrangement fees........               --               860
Interest payable on line of credit.....              762                53
Interest payable on Convertible Notes..              975                --
Custodian fees.........................              110               110
Other..................................            3,036             2,377
                                                 -------           -------
                                                 $13,497           $12,382
                                                 =======           =======


NOTE 6--LINE OF CREDIT

     SC-U.S. Realty's total indebtedness under the line of credit as of 31 December 1998 and 1997 was $262.5 million and $130.0 million, respectively.

     In an effort to secure investment-grade credit ratings, on 8 December 1998, SC-U.S. Realty converted its $700 million secured line of credit into a $400 million unsecured line of credit from Commerzbank Aktiengesellschaft and a consortium of European and international banks, of which $262.5 million was drawn and outstanding as of 31 December 1998. SC-U.S. Realty received investment-grade ratings from each of Moody's Investors Service (Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-). The earliest date on which this line of credit will expire is 8 December 2000, but SC-U.S. Realty has the right on 8 December 1999 to convert the then outstanding borrowings into a four-year term loan with quarterly amortisation payments to be made over the four-year period, which would effectively extend the final loan payment to 8 December 2003. Borrowings under the line of credit (and the four-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% or the United States prime rate and (y) a margin of 0% to 0.625% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt ratings) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 0.85% to 1.625% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt). Additionally, there is a commitment fee of 0.15% to 0.25% per annum (based on the amount of the line which remains undrawn). All borrowings under the line of credit are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities,
(ii) shareholders' equity must exceed the sum of 75% of shareholders' equity as of 8 December 1998 and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed charge coverage ratio of not less than 1.5:1, (v) an interest coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 31 December 1998, SC-U.S. Realty was in compliance with these covenants.

                         SECURITY CAPITAL U.S. REALTY

  Average daily borrowings under the line of credit were $274.4 million, $136.2 million and $84.9 million for the years ended 31 December 1998, 1997 and 1996, respectively. The weighted average interest rates for these same periods were 6.67%, 7.27% and 7.18%, respectively.

NOTE 7--CONVERTIBLE NOTES

                                               At 31 December
                                              ----------------
                                                    1998
                                              ----------------
                                              (in thousands $)
                                              ----------------

Convertible Notes proceeds...................        $360,553
Accumulated accretion on Convertible Notes...           9,387
                                                     --------
                                                     $369,940
                                                     ========

     The Company completed a convertible debt offering in May 1998. The Convertible Notes are convertible at the option of the holder at any time prior to maturity at a conversion rate equal to 52.7819 Shares per $1,000 aggregate principal amount at maturity of the Convertible Notes. Interest is payable semi-annually at the rate of 2% per annum on 22 May and 22 November of each year commencing on 22 November 1998. Effective 1 January 1999, the interest rate payable on the Convertible Notes was increased to 2.5% per annum. The 2.5% interest rate will be in effect until SC-U.S. Realty lists certain equity securities on the NYSE and registers the Convertible Notes and related equity securities for resale. The Convertible Notes were sold at a discount to their principal amount at maturity and additional interest will accrete at a rate of 4.75%, compounded semi-annually, to par by 22 May 2003. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value, together with accrued and unpaid interest. Upon a change in control of the Company, each holder of Convertible Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value, together with accrued and unpaid interest through the repurchase date.

     Conversion of the Convertible Notes would be anti-dilutive for the year ended 31 December 1998.

NOTE 8--ADVISORY AGREEMENT

     SC-U.S. Realty has an advisory agreement with Security Capital U.S. Realty Management S.A. (the "Operating Advisor"), a wholly owned subsidiary of Security Capital Group. This agreement requires the Operating Advisor to provide SC-U.S. Realty with advice with respect to strategy, investments, financing and certain other administrative matters affecting SC-U.S. Realty. The Operating Advisor has agreed to identify tangible capital deployment opportunities in U.S. real estate companies and evaluate such companies' competitive positions, management expertise, strategic direction, financial strength and prospects for long-term sustainable per share cash flow growth. The Operating Advisor also advises SC-U.S. Realty on obtaining board and committee representation and management rights from strategic investees. The agreement automatically renews for successive two-year periods unless either party gives notice it will not renew. The Operating Advisor subcontracts for certain services through affiliates based in London, United Kingdom and Chicago, Illinois, United States. The Operating Advisor is entitled to an advisory fee, payable quarterly in arrears, at an annual rate of 1.25% of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). SC-U.S. Realty pays its own third party operating and administrative expenses and transaction costs, although the Operating Advisor's fee will be reduced to the extent that third party operating and administrative expenses (but not transaction costs) exceed 0.25% per annum of average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). Such third party operating and administrative costs as a ratio of average

                         SECURITY CAPITAL U.S. REALTY
monthly value of assets were 0.09%, 0.13% and 0.19% for the years ended 31 December 1998, 1997 and 1996, respectively.

     SC-U.S. Realty pays fees to (i) Banque Internationale a Luxembourg as Administrative Agent, Corporate Agent and Paying Agent, (ii) First European Transfer Agent S.A. as Registrar and Transfer Agent, and (iii) Security Capital European Services S.A. as Domiciliary Agent and Service Agent, in accordance with usual practice in Luxembourg. Such fees are payable quarterly and are based on SC-U.S. Realty's gross assets.

NOTE 9--TAXATION

     The Company, as separate from HOLDINGS, is not liable for any Luxembourg tax on income. The Company is liable in Luxembourg for a capital tax of 0.06% per annum of its net asset value. Cash dividends and interest received by the Company or HOLDINGS on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin. U.S. withholding tax rates of 15% were generally in effect for dividends received for all periods presented.

     Under the current United States-Luxembourg tax treaty, the Company believes that HOLDINGS qualifies for a 15% rate of withholding tax on dividends of operating income from the REIT investments currently held by HOLDINGS and from its future REIT investments (if any). The Company also believes that HOLDINGS will qualify for a 15% rate of withholding tax under the proposed United States-Luxembourg tax treaty recently ratified by the United States on most, if not all, of the REIT investments currently held by HOLDINGS and from future REIT investments (if any). The Company's beliefs are based on the advice of tax counsel and the manner in which management intends to operate the Company. There can be no assurance that these favourable rates will be achieved as to all such investments. These benefits are also dependent on HOLDINGS meeting the "limitations on benefits" test under Article 24 of the proposed new treaty. The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria are inherently factual in nature. Such tests will only need to be applied to HOLDINGS (or other subsidiaries of HOLDINGS or of the Company) at a future, and presently indeterminate, point in time and will be dependent on the particular facts at such time. However, management intends to use its best efforts to ensure that HOLDINGS meets the conditions for claiming the reduced treaty withholding tax rate at the relevant times and the Company currently believes that such conditions will be met.

     HOLDINGS, an ordinary corporate taxpayer under Luxembourg law, owns all of the consolidated group's interests in REITs and other U.S. real estate companies. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received for tax purposes, including income and capital gains from certain investments which meet certain holding period (generally one calendar year) and size requirements. HOLDINGS intends to operate so as to have the highest possible percentage of its investments qualify for the exclusion. Interest accrued on advances from the Company to HOLDINGS is deducted in determining HOLDINGS' taxable income.

     Income paid from HOLDINGS to the Company is subject to various levels of tax, including withholding taxes. Gross cash (but not accrued) interest payments from HOLDINGS to the Company are subject to withholding tax at a rate of 3.75%. No dividends were paid to the Company during the reporting periods.

                         SECURITY CAPITAL U.S. REALTY

                                  For the years ended
                                      31 December
                                ------------------------
                                 1998     1997     1996
                                -------  -------  ------
                                    (in thousands $)
Gross cash interest payments..  $25,262  $15,264  $5,030
                                =======  =======  ======

Capital tax..................   $ 1,481  $ 1,285  $  439
Withholding tax..............       947      572     189
                                -------  -------  ------
                                $ 2,428  $ 1,857  $  628
                                =======  =======  ======


     Withholding taxes (net of expected refunds) for each investment are as follows:

                                    For the years ended
                                        31 December
                                 -------------------------
                                   1998     1997     1996
                                 --------  -------  ------
                                        (in thousands $)
CarrAmerica...................   $ 7,882   $ 6,150  $2,015
CWS Communities...............       190        --      --
Pacific Retail................    (2,834)    3,204   1,359
Regency.......................     2,675     1,699     115
Storage USA...................     4,798     3,638   1,292
Urban Growth Property.........       679        --      --
Special opportunity positions.     2,876     2,613     770
                                 -------   -------  ------
                                 $16,266   $17,304  $5,551
                                 =======   =======  ======

NOTE 10--DIRECTORS' SHARE OPTION EQUIVALENTS

     Each of the Company's independent directors has received share option equivalents ("SOE") of 50,000 Shares at strike prices ranging from $8.60 to $14.44 per Share. All grants of SOEs were for services rendered by the Board of Directors subsequent to their grant. A SOE granted prior to 30 June 1998 does not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the net asset value of 50,000 Shares on the day of exercise over the strike price, which was the net asset value on the date of grant. Such payments must be applied to the purchase of Shares to be issued at net asset value on the date of exercise. SOEs granted after 30 June 1998 do not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the closing stock price of 50,000 Shares on the day of exercise over the strike price, which was the closing stock price on the date of grant. Such payments must be applied to the purchase of Shares to be issued at the closing stock price on the date of exercise. Directors were granted a vested right to exercise one-half of their SOEs immediately, and rights to the balance vest on the fourth anniversary of their issuance. The right to exercise all SOEs expires five years from the date of grant.

                         SECURITY CAPITAL U.S. REALTY


                                                         For the years ended 31 December
                                                   --------------------------------------------
                                                     1998               1997               1996
                                                   --------           --------           --------
                                                   Weighted           Weighted           Weighted
                                                   Average            Average            Average
                                                   Exercise           Exercise           Exercise
                                         Number    Price     Number   Price     Number   Price
                                         -------   --------  ------   --------  ------   --------
SOEs outstanding at beginning of year..  250,000     $11.27  200,000    $10.48  100,000    $10.00
SOEs issued............................  100,000       8.60   50,000     14.44  100,000     10.95
SOEs forfeited.........................  (25,000)     10.95       --        --       --        --
SOEs exercised.........................  (25,000)     10.95       --        --       --        --
                                         -------     ------  -------    ------  -------    ------
SOEs outstanding at end of year........  300,000     $10.47  250,000    $11.27  200,000    $10.48
                                         =======     ======  =======    ======  =======    ======
SOEs currently exercisable.............  150,000     $10.47  125,000    $11.27  100,000    $10.48
                                         =======     ======  =======    ======  =======    ======


     No SOEs have expired during the years represented above, except for an SOE in respect of 25,000 Shares granted to a director in October 1998 upon his retirement. The retiring director exercised the remaining part of such SOE in respect of 25,000 Shares in December 1998. The Company accrues a liability for the 50% of the SOEs granted which vest immediately and the remaining 50% ratably over the four year vesting period. This accrual is adjusted for changes in the Company's net asset value or closing stock price, as the case may be, at each balance sheet date with the resultant change representing a charge to administrative expenses for the period in the consolidated statement of operations. The charges were $561,000, $526,500 and $636,000 for the years ended 31 December 1998, 1997 and 1996, respectively.

NOTE 11--COMMITMENTS

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1998 were as follows:

                                      Total       Total Cost       Amount
                                      Amount       (Amount         to be
                                    Committed     Funded)(1)     Funded (1)
                                    ----------  --------------  ------------
                                                (in thousands $)
CarrAmerica (NYSE:CRE)...........   $  699,851  $  699,851      $      --
City Center Retail (Private)(2)..      350,135     304,035         46,100(3)
CWS Communities (Private)........      300,329     153,563        146,766(3)
Pacific Retail (Private)(4)......      524,038     524,038             --
Regency (NYSE:REG)(4)............      235,750     235,750             --
Storage USA (NYSE:SUS)...........      394,272     394,272             --
Urban Growth Property (Private)..      181,082     181,082             --
Special opportunity positions(5).      479,031     479,031             --
                                    ----------  ----------      ---------
  Total..........................   $3,164,488  $2,971,622      $ 192,866
                                    ==========  ==========      =========

-----------------------------

(1)  Included in Total Amount Committed.
(2) In January 1999, the contractual obligation in respect of City Center Retail was increased by up to $25 million.
(3)  Represents a contractual obligation.
(4) On 24 September 1998, it was announced that Regency agreed to merge with Pacific Retail. The merger occurred on 28 February 1999. See Note 3A and
     Note 13 to the Consolidated Financial Statements.

                         SECURITY CAPITAL U.S. REALTY

(5) Includes an aggregate of $165 million invested in shares of common stock and convertible subordinated debentures of Security Capital Group.

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1997 were as follows:

                                      Total     Total Cost      Amount
                                      Amount      (Amount       to be
                                    Committed   Funded) (1)   Funded (1)
                                    ----------  -----------  ------------
                                              (in thousands $)
CarrAmerica (NYSE:CRE)............  $  636,387  $  636,387   $      --
City Center Retail (Private)......     151,865      83,665      68,200(2)
CWS Communities (Private).........     300,954      92,600     208,354(2)
Pacific Retail (Private)..........     523,459     523,459          --
Regency (NYSE:REG)................     225,695     225,695          --
Storage USA (NYSE:SUS)............     348,444     348,444          --
Urban Growth Property (Private)...     150,837      17,703     133,134(2)
Special opportunity positions(3)..     447,708     447,708          --
                                    ----------  ----------    --------
  Total...........................  $2,785,349  $2,375,661    $409,688
                                    ==========  ==========    ========

-----------------------------

(1)  Included in Total Amount Committed.
(2)  Represents a contractual obligation.
(3) Includes an aggregate of $165 million invested in shares of common stock and convertible subordinated debentures of Security Capital Group.

     Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the Company's line of credit. These borrowings are expected to be reduced by internally generated free cash flow and the proceeds of future issuances of debt or equity securities.

                         SECURITY CAPITAL U.S. REALTY

NOTE 12--LEGAL RESERVE

     According to Luxembourg law, an annual transfer of 5% of the net profit to a legal reserve is required until this reserve equals 10% of the value of the issued Share capital. A transfer of $3.1 million was made in 1998 upon the shareholders' approval of the 1997 financial statements. No transfer will be made in 1999 as a result of the decrease in net assets resulting from operations for the year ended 31 December 1998.

NOTE 13--SUBSEQUENT EVENTS

     The merger of Pacific Retail and Regency occurred on 28 February 1999. Shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned.



ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements:

     See Index to Financial Statements in Item 18 above.

(b)  Exhibits:

     See Index to Exhibits which is attached hereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: -- May 1999                      SECURITY CAPITAL U.S. REALTY


                                        By: /s/ JEFFREY A. COZAD
                                           -------------------------------------
                                        Name:   Jeffrey A. Cozad
                                        Title:  Managing Director

                               INDEX TO EXHIBITS

Exhibit
  No.                          Document Description
-------                        --------------------

4.1      Articles of Incorporation of Security Capital U.S. Realty (the
         "Company")

4.2 Indenture dated as of 22 May 1998 between the Company and State Street Bank and Trust Company

4.3 First Supplemental Indenture dated as of 22 May 1998 between the Company and State Street Bank and Trust Company

4.4      Form of U. S. Global Note

4.5      Form of Regulation S Global Note

10.1 Stock Purchase Agreement, dated as of 5 November 1995, by and among Carr Realty Corporation (currently known as CarrAmerica Realty Corporation ("CarrAmerica")), the Company and Security Capital Holdings S.A. ("HOLDINGS") (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated 6 November 1995)

10.2 Amendment No. 1 to Stock Purchase Agreement, dated as of 29 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), the Company and HOLDINGS (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.3 Stockholders' Agreement, dated as of 30 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), Carr Realty L.P., the Company and HOLDINGS (incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.4 Registration Rights Agreement, dated as of 30 April 1996, by and among Carr Realty Corporation (currently known as CarrAmerica), the Company and HOLDINGS (incorporated by reference to Exhibit 2.3 of Amendment No.1 to the Company's Schedule 13D reflecting its ownership in CarrAmerica filed 7 May 1996)

10.5 Strategic Alliance Agreement, dated as of 19 March 1996, by and among Storage USA, Inc. ("Storage USA"), SUSA Partnership, L.P. ("SUSA"), the Company and HOLDINGS (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in Storage USA filed 21 March 1996)

10.6 Registration Rights Agreement, dated as of 19 March 1996, by and among Storage USA, the Company and HOLDINGS (incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company's Schedule 13D reflecting its ownership in Storage USA filed 21 March 1996)

10.7 Amendment No. 1 to Strategic Alliance Agreement, dated 14 June 1996, between Storage USA, SUSA, Storage USA Trust, the Company and HOLDINGS (incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Storage USA's Registration Statement on Form S-3 (File No. 333-4556) filed 27 August 1996)

10.8 Second Amendment to Strategic Alliance Agreement, dated as of 20 November 1997, by and among Storage USA, SUSA, the Company and HOLDINGS (incorporated by reference to Exhibit 8 of Amendment No. 8 to the Company's Schedule 13D reflecting its ownership in Storage USA, filed
         4 December 1997)

10.9 Stock Purchase Agreement, dated 11 June 1996, by and among Regency Realty Corporation ("Regency"), the Company and HOLDINGS (incorporated by reference to Appendix A to the definitive proxy statement of Regency dated 19 September 1996)

10.10 Stockholders' Agreement, dated 10 July 1996, by and among Regency, the Company and HOLDINGS (incorporated by reference to Appendix B to the definitive proxy statement of Regency dated 19 September 1996)

10.11 Registration Rights Agreement, dated 10 July 1996 by and among Regency, the Company and HOLDINGS (incorporated by reference to Appendix C to the definitive proxy statement of Regency dated 19 September 1996)

10.12 Amendment No. 1 to Stockholders' Agreement, dated 10 February 1997, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 10(f) of Regency's Current Report on Form 8-K filed 14 March
         1997)

10.13 Amendment No. 2 to Stockholders' Agreement, dated 4 December 1997, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 6.2 of the Company's Schedule 13D reflecting its ownership in Regency filed 11 December 1997)

10.14 Amendment No. 3 to Stockholders' Agreement, dated as of 23 September 1998, by and among Regency, the Company and HOLDINGS (incorporated by reference to Exhibit 8.2 of the Company's Schedule 13D reflecting its ownership in Regency filed 2 October 1998)

10.15 Advisory Agreement dated 1 July 1997, between the Company, HOLDINGS and Security Capital U.S. Realty Management S.A.

10.16 Amended and Restated Revolving Credit and Swingline Facility dated as of 8 December 1998 by and among the Company, Commerzbank
         Aktiengesellschaft, as arranger and administrative agent, and Nationsbank of Texas, N.A., as syndication agent